As filed with the Securities and Exchange Commission on May 7, 2008
Registration No. 333 -
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GOMEZ, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7372 (Primary Standard Industrial Classification Code Number)	04-3581324 (I.R.S. Employer Identification Number)

10 Maguire Road, Suite 330
Lexington, Massachusetts 02421
(781) 778-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jaime W. Ellertson
Chief Executive Officer and President
Gomez, Inc.
10 Maguire Road, Suite 330
Lexington, Massachusetts 02421
(781) 778-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark L. Johnson, Esq. Wilmer Cutler Pickering Hale and Dorr llp 60 State Street Boston, Massachusetts 02109 (617) 526-6000	William J. Schnoor, Jr., Esq. Kenneth J. Gordon, Esq. Goodwin Procter llp Exchange Place Boston, Massachusetts 02109 (617) 570-1000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☑	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

	Proposed maximum	Amount of
Title of each class of securities to be registered	Aggregate offering price(1)	registration fee(2)
Common stock, $0.001 par value per share	$80,500,000	$3,164

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933. Includes the offering price attributable to shares available for purchase by the underwriters to cover over-allotments, if any

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 7, 2008

PRELIMINARY PROSPECTUS

           Shares

Common Stock

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $      and $      per share. We will apply for quotation of the common stock on The NASDAQ Global Market under the symbol “GOMZ.”

We are selling           shares of common stock, and the selling stockholders are selling           shares of common stock. We will not receive any of the proceeds from the sale of common stock by the selling stockholders.

The underwriters have an option to purchase a maximum of           additional shares from the selling stockholders to cover over-allotments.

Investing in the common stock involves risks. See “Risk Factors” beginning on page 7.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Gomez	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about          , 2008.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

William Blair & Company
Wachovia Securities
Pacific Crest Securities

             , 2008

ExperienceFirst Platform

Web Application Lifecycle
Web Application Testing
Web Experience Monitoring
DEVELOPMENT
VALIDATION
MANAGEMENT
ANALYSIS
Reality View XF
Reality Check XF
Reality Load XF
Active Network XF
Active Last Mile XF
Actual Experience XF
ExperienceFirst
Benchmarking
"Does our site look good?"
"Will our web site work properly in the real world?"
"Is our web site working everywhere we need it to?"
"What can we do to improve our online business results?"

Page

Prospectus Summary	1
Risk Factors	7
Forward-Looking Statements	24
Use of Proceeds	25
Dividend Policy	25
Capitalization	26
Dilution	27
Selected Consolidated Financial Data	28
Management’s Discussion and Analysis of Financial Condition and Results of Operations	30
Business	55
Management	69
Principal and Selling Stockholders	88
Related-Party Transactions	90
Description of Capital Stock	92
Shares Eligible for Future Sale	97
Material U.S. Federal Tax Consequences for Non-U.S. Holders of Common Stock	99
Underwriting	102
Notice to Canadian Residents	106
Legal Matters	107
Experts	107
Where You Can Find More Information	107
Index to Consolidated Financial Statements	F-1
EX-3.1 Amended and Restated Certificate of Incorporation
EX-3.3 Bylaws of the Registrant, as amended
EX-3.4 Amended and Restated By-laws of the Registrant
EX-4.1 Specimen certificate for shares of common stock of the Registrant
EX-4.2 Fourth Amended and Restated Investor Rights Agreement dated September 30, 2003
EX-10.1 Lease dated December 11, 2006
EX-10.1a Extension Letter Agreement dated March 30, 2007
EX-10.1b First Amendment dated February 22, 2008 to Lease dated December 11, 2006
EX-10.2 Master Services Agreement dated October 14, 2003
EX-10.3 Managed Hosting Master Services Agreement dated March 30, 2007
EX-10.4 Verizon Business Service Agreement dated March 13, 2007
EX-10.5 Amended and Restated Stock Plan of the Registrant
EX-10.6 Form of Incentive Stock Option Agreement under the Amended and Restated Stock Plan of the Registrant
EX-10.7 2005 Stock Incentive Plan of the Registrant
EX-10.8 Form of Incentive Stock Option Grant Notice and Agreement under the 2005 Stock Incentive Plan of the Registrant
EX-10.10 Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant
EX-10.11 Form of Nonstatutory Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant
EX-10.12 Form of Restricted Stock Agreement under the 2008 Stock Incentive Plan of the Registrant
EX-10.13 2007 Executive and Management Incentive Plan of the Registrant
EX-10.14 Form of Indemnification Agreement
EX-10.15 Letter Agreement dated May 30, 2005 between the Registrant and Carl Pavarini
EX-10.16 Outside Director Compensatory Policy
EX-14.1 Code of Business Conduct and Ethics
EX-21.1 List of subsidiaries of the Registrant
EX-23.1 Consent of PricewaterhouseCoopers LLP

You should rely only on the information contained in this prospectus and any free writing prospectus that has been prepared by us or on our behalf or to which we have referred you. We have not, and the selling stockholders and underwriters have not, authorized any other person to provide you with different information. We are not, and the selling stockholders and underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus.

Dealer Prospectus Delivery Obligation

Until          , 2008 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

Gomez, gomez.com and Webperform are our registered service marks in the United States and certain foreign jurisdictions, and Active Network XF, Active Last Mile XF, Actual Experience XF, BrowserCam, Ensuring Quality Web Experience, ExperienceFirst, Last Mile, Private Locations XF, Private Network XF, Reality Check XF, Reality Load XF, Reality View XF, Sysformance and Webperform are our service marks. All other trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

This summary highlights selected information provided in greater detail elsewhere in this prospectus. This summary may not contain all of the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision.

Gomez, Inc.

We are a leading provider of web experience management services, which customers use to test their web applications while in development and to monitor their web applications after deployment. Customers can use our on-demand services to improve the quality of the web experience in order to increase their revenue from web applications, reduce their operating costs, and extend their brand reputations. Our ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network, which we believe is the largest web experience measurement network in the world. Our ExperienceFirst network encompasses more than 150 backbone nodes, which are measurement computers co-located at the data center facilities of major telecommunication providers around the world, and over 40,000 last mile measurement points, which are Internet-connected personal computers operated by individuals located in more than 100 countries.

We deliver our services entirely through an on-demand, hosted model built on a multi-tenant architecture, which we believe makes it quick, easy and economical for customers to deploy and use our services. We offer our services on an annual subscription basis, principally through tiered usage plans based on the number of web page measurements performed. This revenue model provides us with a recurring revenue stream that we believe provides greater revenue visibility than a perpetual software licensing model. From 2005 to 2007, our annual revenue increased from $14.8 million to $32.6 million, a compounded annual growth rate of 48%, and our cash flow from operating activities increased from $785,000 to $9.2 million.

Our customers are companies that use the Internet to conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. At March 31, 2008, we had more than 2,000 customers worldwide across a wide range of industries, including communications media, financial services, retail, social media, technology, and travel and hospitality. Our customers include Adobe Systems, Capital One, CBS Sportsline, DoubleClick, Expedia, Facebook, Home Depot, JPMorgan Chase, MTV Networks, Orbitz, USA TODAY and Yahoo!. Our customers include 13 of the 20 companies with the most visited U.S. websites in March 2008, as reported by comScore, Inc. In the quarter ended March 31, 2008, customers used our services to perform more than 1.8 billion web measurements.

Industry Background and Trends

The Internet has fundamentally changed the way companies conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. Websites have become dynamic, interactive transaction and communications systems capable of supporting a wide range of web applications. The quality of the web experience has become critical to the success of a company’s relationships with its customers and other constituencies.

The web is a self-service medium that does not rely on live personnel or physical facilities to drive the success of business activities. As a result, the quality of the web experience is driven by a web application’s performance — its functionality, availability, speed, consistency and ease of use. A user’s unsatisfactory experience with a company’s web application can lead to lost revenue, increased operating costs and diminished brand reputation for the company. Moreover, users’ expectations for a web application’s performance continue to rise, based on the proliferation of sophisticated web technologies, the widespread availability of broadband technologies, and improvements in the quality of other web applications, such as the nearly instantaneous response time of Google search queries.

The web environment is becoming increasingly complex, and the web experience often comes together for the first time at the user’s browser, outside the view and control of the company. Several trends are driving this growing complexity:

•	Third-party content. Companies increasingly rely on third-party content and applications, such as ad serving, mapping services, online bill payment and search queries, that are outside the companies’ control.

•	Numerous access alternatives. Users access web applications through varying combinations of browsers, operating systems, and access devices that significantly affect the consistency of the web experience.

•	Multiple delivery alternatives. Web applications reach users through multiple delivery alternatives, such as redundant data centers and content delivery networks, that make it difficult to identify problems and measure performance.

•	Emerging web technologies. Web applications have begun to incorporate emerging Web 2.0 technologies, such as Adobe Flash, AJAX and Microsoft Silverlight, that move functionality directly into a user’s browser.

In order to deliver a web experience of consistently high quality in the increasingly complex web environment, companies require a web experience management solution capable of addressing both the testing of today’s complex web application designs before deployment and the monitoring of applications after deployment. This testing and monitoring must provide a realistic representation of what a user experiences, regardless of the browser, operating system and access device employed by the user, the location of the user, or the means by which the user is connected to the Internet. This requires that the company understand the web experience from the “outside in,” using a physical Internet testing and monitoring network outside the firewall rather than legacy hardware and software tools, which were designed primarily for applications residing inside the firewall. The accuracy of the view into the web experience for users around the world varies directly with the global distribution and breadth of the network and the number of measurement points in the network.

Our On-Demand Services

Our ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network. We deliver our services entirely through an on-demand, hosted model built on a multi-tenant architecture. Our services are designed to help companies increase revenue, reduce operating costs and extend brand reputation by improving the quality of user web experiences. Key benefits of our services include:

•	Comprehensive set of integrated services. Our platform provides customers with a comprehensive range of integrated services to test and monitor web applications across the application lifecycle. Our services can be used to develop and validate web application designs prior to deployment, to manage and analyze deployed web applications, and then to inform the development of new and enhanced applications.

•	Large, global network. Our ExperienceFirst network encompasses more than 150 backbone nodes around the world and over 40,000 last mile measurement points located in more than 100 countries. Customers can test and monitor the web experience for hundreds of combinations of browsers, operating systems, access devices across various Internet connectivity speeds and Internet service providers.

•	Rapid deployment. Because we use an on-demand delivery model, our services require no installation in our customers’ data centers and limited training, facilitating quick and easy deployments. Customers benefit from upgrades quickly and efficiently, as our on-demand platform can be used to deploy new upgrades to all of our existing customers simultaneously.

•	Ease of use. Our web experience management solution is offered on a self-service basis, which enables customers to use our services on their own, without consulting with us or any other third party. We offer client service support for customers who desire assistance.

•	Reduced operational costs. Companies can use our services to create and manage web applications efficiently and cost effectively. By using our services to identify potential problems at the pre-deployment stage, companies can avoid the financial costs and reputational damage associated with fixing a poorly performing application after deployment. In the post-deployment stage, our services alert customers to potential problems, speed identification of the underlying causes of problems, and help reduce the mean time to repair and end-user support and service costs.

•	Objective and comparative information. Our services provide objective information about the quality of the web experience associated with a company’s web application. Our benchmarking service allows a company to use regularly updated information to compare the availability or load times of its own website with the websites of its competitors.

Our Strategy

Our objective is to establish and maintain our position as the leading global provider of web experience management services. We intend to build upon our market and technology leadership by pursuing the following:

•	Add new customers. In 2007, we increased the number of our enterprise customers, which have active contractual commitments in excess of $2,500, from approximately 600 to 900. We intend to expand this customer base further by hiring additional inside and direct sales personnel and developing strategic relationships with resellers.

•	Expand relationships with existing customers. As customers become increasingly familiar with the benefits provided by our services, we intend to hire more account managers and target additional customer business units, in order to expand existing customers’ usage of services for which they currently subscribe and to cross-sell additional services to them. Thirty percent of our enterprise customers as of January 1, 2007, entered into new contractual commitments during 2007 that provided for increased usage of our services.

•	Develop new ExperienceFirst service offerings. In 2007, we introduced four new services that significantly expanded the breadth of our ExperienceFirst platform. We will continue to invest in research and development in order to develop and offer new and enhanced web experience management services to address the increasingly complex web environment.

•	Expand our ExperienceFirst measurement network. We increased the number of last mile measurement points in our measurement network from 12,000 at January 1, 2007 to more than 40,000 at May 1, 2008. We will continue to expand our network in order to increase the value of our services by enabling customers to obtain more detailed and specific measurements from more locations.

•	Pursue strategic acquisitions and relationships. We will seek to identify and pursue acquisitions of businesses, technologies and products that will expand the functionality of our platform, provide access to new markets or customers, or otherwise complement our existing operations.

Corporate Background

We were incorporated in Delaware in November 2001. Our corporate headquarters are located at 10 Maguire Road, Suite 330, Lexington, Massachusetts 02421, and our telephone number is (781) 778-2700. Our website address is www.gomez.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use our net proceeds from this offering for working capital and other general corporate purposes, including the development of additional services for our ExperienceFirst platform and the continued expansion of our ExperienceFirst measurement network. We may use a portion of our net proceeds for the acquisition of businesses, technologies and products that will complement our existing operations. We will not receive any proceeds from the shares sold by the selling stockholders. See “Use of Proceeds” for more information.

Risk factors	See “Risk Factors” beginning on page 7 for a discussion of factors you should consider carefully before deciding to invest in the common stock.

Proposed symbol for trading on The NASDAQ Global Market	GOMZ

The number of shares of common stock to be outstanding after this offering is based on 22,862,747 shares outstanding as of May 1, 2008. It excludes:

•	2,543,276 shares issuable upon the exercise of options outstanding and vested as of May 1, 2008, at a weighted average exercise price of $1.17 per share;

•	1,809,262 shares issuable upon the exercise of options outstanding, but not vested, as of May 1, 2008, at a weighted average exercise price of $2.96 per share;

•	236,364 shares of common stock issuable upon the exercise of a warrant outstanding and exercisable as of May 1, 2008, at an exercise price of $1.65 per share; and

•	shares available for future issuance under our stock incentive plans.

Except as otherwise noted, the information in this prospectus reflects:

•	a -for- reverse split of the common stock to be effected before the completion of this offering;

•	the conversion of all outstanding preferred stock into 13,069,146 shares of common stock upon completion of this offering;

•	the issuance of 7,094,470 shares of common stock upon completion of this offering, in payment of dividends accumulating on outstanding preferred stock through June 30, 2008;

•	amendments to our charter and by-laws to be effective upon completion of this offering; and

•	no exercise by the underwriters of their over-allotment option.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data. You should read these data together with the consolidated financial statements and related notes appearing at the end of this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

Pro forma information in the following table gives effect to the following, which will occur upon completion of this offering: (a) all outstanding preferred stock will convert into 13,069,146 shares of common stock; (b) 6,182,219 shares of common stock will be issued in payment of dividends accumulating on outstanding preferred stock through December 31, 2007; and (c) an outstanding warrant to purchase redeemable convertible preferred stock will become exercisable for common stock. See note 2 to the consolidated financial statements appearing at the end of this prospectus for an explanation of the method used to determine the number of shares used in computing historical and pro forma net income (loss) per share.

	Year Ended December 31,
	2005	2006	2007
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$14,846	$21,705	$32,628
Cost of revenue	3,824	5,056	8,806

Gross profit	11,022	16,649	23,822

Operating expenses:
Sales and marketing	7,030	9,671	15,973
Research and development	1,254	2,819	4,862
General and administrative	2,507	2,842	4,482

Total operating expenses	10,791	15,332	25,317

Operating income (loss)	231	1,317	(1,495)
Interest income (expense), net	(384)	(163)	106
Change in fair value of warrant	(43)	(250)	(547)
Other income (expense), net	304	8	(5)

Income (loss) before provision for income taxes	108	912	(1,941)
Provision for income taxes	9	321	397

Net income (loss)	99	591	(2,338)
Accretion of redeemable convertible preferred stock	(1,613)	(2,261)	(2,184)

Net loss attributable to common stockholders	$(1,514)	$(1,670)	$(4,522)

Net loss attributable to common stockholders per share: Basic and diluted	$(0.82)	$(0.85)	$(1.77)
Weighted average common shares outstanding used in computing per share amounts: Basic and diluted	1,856	1,975	2,551
Pro forma net loss per common share: Basic and diluted			$(0.08)
Pro forma weighted average common shares outstanding used in computing per share amounts: Basic and diluted			21,802

Change in fair value of warrant, which is a non-cash charge reflecting an increase in the fair value of an outstanding warrant to purchase shares of redeemable convertible preferred stock, was recorded in accordance with Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable. Until this offering is completed, we may incur additional charges reflecting further increases in the fair value of the warrant. When this offering is completed, the warrant automatically will become exercisable for common stock and no further changes in the fair value of the warrant will be recorded. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Preferred Stock Warrant” and notes 2 and 11 to the consolidated financial statements appearing at the end of this prospectus.

In the following table, pro forma as adjusted information reflects: (a) the pro forma effects set forth in the paragraph preceding the consolidated statement of operations table above; (b) the issuance of an additional 912,251 shares of common stock in payment of dividends accumulating on outstanding preferred stock from January 1, 2008 through June 30, 2008; and (c) our sale of shares of common stock in this offering at an assumed initial public offering price of $      per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and our application of the net proceeds from our sale of those shares. Working capital is calculated as current assets less current liabilities.

	December 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$9,461	$9,461	$
Accounts receivable, net	9,042	9,042	9,042
Working capital (deficit)	(8,730)	(8,730)
Total assets	28,514	28,514
Deferred revenue	19,139	19,139	19,139
Long-term debt, including current portion	802	802	802
Redeemable convertible preferred stock	30,013	—	—
Total stockholders’ equity (deficit)	(31,065)	(159)

In the following table, free cash flow is calculated as cash flow from operating activities less (a) purchases of property and equipment and (b) capitalization of software development costs. All or a portion of free cash flow may be unavailable for discretionary expenditures. We are presenting free cash flow because it is a key metric used by our management in tracking business performance. Free cash flow is not presented in accordance with U.S. generally accepted accounting principles or GAAP, however, and it should not be considered in isolation from, or as a substitute for, data derived from financial statements prepared in accordance with GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Additional Key Elements of Financial Performance.”

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Consolidated Statement of Cash Flows and Free Cash Flow Data:
Cash flows from operating activities	$785	$5,842	$9,185
Purchases of property and equipment	(453)	(1,700)	(2,682)
Capitalization of software development costs	—	(215)	(870)

Free cash flow (non-GAAP)	$332	$3,927	$5,633

RISK FACTORS

Risks Related to Our Business

The market for web experience management services is at an early stage of development. If this market does not develop or develops more slowly than we expect, our revenue may decline or fail to grow and we may incur operating losses.

We derive, and expect to continue to derive, substantially all of our revenue from providing our on-demand web experience management services. While web applications have become increasingly significant for a growing number of companies, the market for web experience management services is in an early stage of development, and it is uncertain whether these services will achieve and sustain high levels of demand and market acceptance. Our success will depend on the willingness of companies to increase their use of web experience management services.

Some businesses may be reluctant or unwilling to use web experience management services for a number of reasons, including failure to perceive the need for improved testing and monitoring of web applications and lack of knowledge about the potential benefits that web experience management services may provide. Even if businesses recognize the need for better testing and monitoring of web applications, they may not select web experience management services such as ours because they previously have made investments in legacy hardware and software tools designed primarily for applications residing within the corporate firewall.

Other factors that may limit market acceptance of our web experience management services include:

•	our ability to maintain high levels of customer satisfaction;

•	our ability to provide near-real time reporting during periods of intense activity on customer websites;

•	the price, performance and availability of competing products and services;

•	our ability to sell services across our entire ExperienceFirst platform;

•	the enactment of laws or regulations that restrict our ability to provide existing or new services to customers in the United States or internationally;

•	the rate of continued growth in the use and importance of web applications; and

•	the current and possible future imposition by federal, state and local agencies of taxes on goods and services that are provided over the Internet.

If businesses do not perceive the benefits of web experience management services, the market for our services might not continue to develop or might develop more slowly than we expect, either of which would significantly adversely affect our revenue and profitability. In addition, because the market for web experience management services is developing and the manner of its development is difficult to predict, we may make errors in predicting and reacting to relevant business trends, which could harm our operating results.

If we are unable to attract new customers, our revenue growth and profitability will be adversely affected.

To increase our revenue and achieve and maintain profitability, we must regularly add new customers. We plan to add customers by hiring additional inside sales personnel, developing strategic relationships with resellers, including resellers that incorporate our services in their offerings, and increasing our marketing activities. Numerous factors may impede our ability to add new customers, including our failure to attract new sales and marketing personnel, retain and motivate our current sales and marketing personnel, develop relationships with resellers, ensure the effectiveness of our marketing programs, or convert companies that use our free trial services into paying customers. In addition, if prospective customers do not perceive our services to be of sufficiently high value and quality, we will not be able to attract the number and types of new customers that we are seeking.

If we are unable to sell additional services to our existing customers, our revenue growth and profitability will be adversely affected.

To increase our revenue and achieve and maintain profitability, we must sell additional services to existing customers and our existing customers must increase their use of those services for which they currently subscribe. We intend to expand our relationships with existing customers by hiring more account managers and targeting additional functional and business units of existing customers. In addition, to date we have derived substantially all of our revenue from sales of three web experience monitoring services and have not received significant revenue from any of the four new services that we introduced in 2007 and intend to cross-sell to existing customers.

If we are unable to hire more account managers or target additional functional and business units of existing customers, or if our existing customers do not perceive our services to be of sufficiently high value and quality, we might not be able to increase sales to existing customers and our operating results will be adversely affected. In addition, if we fail to cross-sell our new services to existing customers, we will not generate anticipated revenue from these services, our operating results will suffer and we might be unable to grow our revenue or achieve or maintain profitability.

Because our business depends substantially on customers renewing their agreements for our web experience management services, any decrease in the rate of customer renewals would harm our future operating results.

We sell our services pursuant to agreements that generally are one year in length. Our customers have no obligation to renew their agreements for our services after the expiration of their current contract period, and we cannot provide assurance that these agreements will be renewed at the same or higher level of service, if at all. For enterprise customers with contracts expiring in 2007, our renewal rate equaled 88% of the prior contractual commitments. We cannot assure you that we will be able to predict future customer renewal rates accurately. Our customers’ renewal rates might decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our services, the prices of our services, the prices of services offered by our competitors, mergers and acquisitions affecting our customer base or reductions in our customers’ spending levels. Moreover, customers can elect not to renew their agreements with us without incurring significant termination or exit costs. If our customers do not renew their agreements for our services or if they reduce the amount of services being purchased for the renewal years, our revenue might decline and our business will suffer.

If we fail to respond effectively to emerging technological developments or evolving industry standards, our services might become obsolete or less competitive.

The web environment is characterized by rapid technological advances and increasing complexity. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to enhance and improve existing services and to introduce new services that keep pace with rapid technological developments, changes in customer needs and evolving industry standards. The success of any enhancement or new service depends on several factors, including the timely completion, introduction and market acceptance of the enhancement or service. Any new service we develop or acquire might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. For example, we introduced four new services during 2007, but we have not yet received significant revenue from these services. If we are unable to develop or acquire new services successfully or to enhance our existing services to meet customer requirements, our services might become obsolete, less marketable and less competitive and our business and operating results will be adversely affected.

Defects or disruptions in our network or interruptions or delays in service would impair the delivery of our on-demand service and could diminish demand for our services and subject us to substantial liability.

Defects in our ExperienceFirst network could result in service disruptions for our customers. Our network performance and service level could be disrupted by numerous events, including natural disasters and power losses. Our customers might use our services in ways that cause a service disruption for other customers. We might inadvertently operate or misuse the system in ways that could cause a service disruption for some or all of our customers. We might have insufficient redundancy, fail-over infrastructure and server capacity to address any such disruption, which could result in interruptions in our services or degradations of our service levels.

In addition, in delivering our services, we rely on a combination of third-party hosting and bandwidth providers. Our network includes over 150 backbone nodes, which are measurement computers or sets of multiple computers located on the Internet backbone and co-located at data center facilities of major telecommunication providers around the world. We do not control the operation of any of these facilities. The third-party providers could experience system disruptions, such as a major power outage, that could constrain our ability to deliver our services. The third-party hosting facilities and carriers’ infrastructures are vulnerable to damage or interruption from floods, fires and similar natural events, as well as acts of terrorism, break-ins, sabotage, intentional acts of vandalism and similar misconduct. The occurrence of such a natural disaster or misconduct, a loss of power, a decision by one or more providers to not renew their agreements with us or to close facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions in our service.

Any interruption, even for a limited time, of the functioning of our network or any errors, defects, interruptions, delays, disruptions or other performance problems with our services might reduce our revenue and could harm our reputation, business and financial results. We might be liable to our customers for damages they might incur resulting from these events, such as their loss of business, future revenue or goodwill or their breach of other contracts. Moreover, any disruptions could undermine confidence in our services and cause us to lose customers or make it more difficult to attract new ones, either of which could harm our business and results of operations.

Our errors and omissions insurance might be inadequate or might not be available in the future on acceptable terms, or at all. In addition, our policy might not cover any claim against us for loss of data or other indirect or consequential damages and defending a suit, regardless of its merit, could be costly and divert management’s attention.

Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of the common stock.

Our quarterly revenue and other operating results have varied in the past and are likely to continue to vary from quarter to quarter, based in part upon the timing of contractual renewals and the levels of commitments reflected in such renewals. Quarterly fluctuations in our operating results also might be due to numerous other factors, including:

•	our ability to attract new customers, including the length of our sales cycles, or to sell increased usage of our service to existing customers;

•	technical difficulties or interruptions in our service;

•	changes in our pricing policies or the pricing policies of our competitors;

•	purchasing and budgeting cycles of our customers;

•	acquisitions of businesses, technologies and products by us or our competitors;

•	competition, including entry into the market by new competitors or new offerings by existing competitors;

•	timing of development, introduction and market acceptance of new services or service enhancements by us or our competitors;

•	timing of new service agreements, for which we recognize revenue over the term of the agreements but typically record sales commissions and other acquisition expenses when the agreements are executed;

•	timing of marketing expenses for activities such as lead generation programs;

•	expenses necessary to address any failures or weaknesses discovered in our data centers or network; and

•	general economic and financial market conditions.

Many of these factors are beyond our control, and the occurrence of one or more of these factors could cause our operating results to vary widely. Because of quarterly fluctuations, we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful.

A large portion of our revenue each quarter is attributable to service agreements entered into during previous quarters. As a result, a decline in new or renewed service agreements in any one quarter will not be fully reflected in our revenue for the corresponding quarter but will negatively affect our revenue in future quarters. The effect of significant downturns in sales and market acceptance of our services in a particular quarter also might not be fully reflected in our results of operations until future periods. In addition, from time to time we enter into service agreements that require delivery of multiple elements, such as professional services, and a delay in our delivery of those additional elements will result in a deferral of our recognition of revenue until delivery has been completed.

Our expense levels are based in significant part on our expectations as to future revenue and are largely fixed in the short term. As a result, we could be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue, and achieve or maintain profitability. We intend to increase our operating expenses as we expand our research and development, sales and marketing, and administrative organizations, and as we continue to improve our network infrastructure. The timing of these increases and the rate at which new personnel become productive will affect our operating results. In particular, we could incur operating losses as the result of an unexpected delay in the rate at which development initiatives, sales personnel or new marketing programs become productive.

Variability in our periodic operating results could lead to volatility in our stock price as equity research analysts and investors respond to quarterly fluctuations. Moreover, as a result of any of the foregoing factors, our operating results might not meet our announced guidance or expectations of investors, in which case the price of the common stock could decrease significantly.

Rapid growth in our customer base may cause us to incur increased losses in the near term because most of our costs associated with generating a new service agreement are incurred and recognized when the agreement is executed but the revenue from the agreement is recognized over the term of the agreement.

We recognize revenue from our web experience management services over the life of our service agreements with customers. The effect of a significant upturn or downturn in sales and market acceptance of our services in a particular quarter might not be fully reflected in our revenue until future periods. The sales commissions and other expenses associated with generating customer agreements are generally incurred, however, around the time the agreement is executed. As a result, rapid, significant growth in our customer base might lead to losses in the short-term, as we would incur costs upfront but would recognize only a portion of the revenue attributable to the service agreements.

We incurred a net loss in 2007, and we might not achieve or maintain profitability in the future.

We incurred a net loss of $2.3 million in 2007, in part as a result of significant investments that we made in our ExperienceFirst network infrastructure and in our sales and marketing organization. We expect to continue to increase operating expenses as we implement initiatives to continue to grow our business, which initiatives include, among other things, plans for international expansion, expansion of our infrastructure, expenses incurred to acquire and integrate companies and technologies, the development of new services, and general and administrative expenses associated with being a public company. If our revenue does not increase to offset these expected increases in costs and operating expenses, we will not be profitable. You should not consider our revenue growth in recent periods as indicative of our future performance. In fact, in future periods our revenue could decline or grow more slowly than we expect. Accordingly, we cannot assure you that we will be able to achieve or maintain profitability, and we might continue to incur losses in the future.

We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

During the course of our preparing for this offering, our management determined that we had a material weakness as of December 31, 2007, because we did not maintain effective controls with respect to the timely preparation and review of our consolidated financial statements in accordance with U.S. generally accepted accounting principles. Specifically, our management determined that we had failed to employ and maintain a sufficient complement of finance and accounting personnel and to establish and maintain, as part of the financial close and reporting process, effective monitoring controls over:

•	account reconciliations and post-closing reviews;

•	review of spreadsheets used to record revenue and monitor invoicing; and

•	review of income tax-related information.

The material weakness resulted in audit adjustments to our consolidated financial statements for 2007 that affected revenue, accounts payable, prepaid expenses, deferred revenue, accrued liabilities and income tax accounts. This could have resulted in a material misstatement in our interim or annual consolidated financial statements that was not prevented or detected.

Our remediation of the material weakness identified as of December 31, 2007 will require substantial expenditures, will take a significant period of time to complete, and may distract our officers and employees from the operation of our business. Remediation will involve, among other things, hiring additional finance and accounting personnel, which may be difficult to do, and transitioning to a new revenue accounting system, which may result in the corruption or loss of data or other problems that could adversely affect our ability to produce accurate and timely financial statements. For a further discussion of our proposed remediation plan, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weakness in Internal Control over Financial Reporting.”

Our failure to remediate the material weakness identified as of December 31, 2007, or the identification of additional material weaknesses in the future, could adversely affect our ability to report financial information, including our filing of quarterly or annual reports with the SEC, on a timely and accurate basis. Moreover, our failure to remediate the material weakness identified as of December 31, 2007 or the identification of additional material weaknesses could prohibit us from complying with the provisions of Section 404 of the Sarbanes-Oxley Act, which will apply to us beginning with our annual report on Form 10-K for 2009 and which requires annual management assessments of the effectiveness of our internal control over financial reporting as well as a report by our independent registered public accounting firm regarding the effectiveness of such internal control. If we are unable to comply with Section 404 or otherwise are unable to produce timely and accurate financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the listing requirements of The NASDAQ Global Market.

If we are unable to sell our services at acceptable prices relative to our costs, our revenue and operating results might be harmed.

We expect to increase our expenses in substantially all areas of our business, including our research and development, sales and marketing, and administrative organizations. We expect our capital expenditures also will increase as we further expand our ExperienceFirst network. We are increasing our business expenses and capital expenditures based on our assumptions about future demand for our services and the prices that we will be able to charge for our services. These assumptions might prove to be wrong. If we overestimate future demand for our services, if the prices that we are able to charge customers are less than we anticipate, or if our costs to deliver our services do not fall commensurate with any future price declines, we might not be able to achieve acceptable rates of return on our investments and our gross profit and results of operations might suffer dramatically. Numerous factors could, alone or in combination with other factors, impede our ability to increase revenue, moderate expenses or maintain gross margins, including:

•	our inability to maintain our prices relative to our costs;

•	our failure to increase sales of our services;

•	a significant increase in fees charged by third party data center or co-location vendors or other operating expenses;

•	the failure of our current and planned services to operate as expected; and

•	our loss of significant customers.

The market in which we participate is competitive, and our failure to compete successfully would make it difficult for us to add and retain customers and would impede the growth of our business. Industry consolidation might lead to stronger competition and might harm our operating results.

The market for our services is competitive and rapidly changing. Our competitors vary in the types and breadth of products and services they offer for web application testing and monitoring. Our current competitors include Keynote Systems, Hewlett-Packard (through its acquisition of Mercury Interactive in November 2006) and a number of smaller companies. Customers could choose to use our competitors’ products and services, or our competitors could enhance their offerings to compete with all of the services that we offer.

We expect new competitors to emerge if the market for web experience management services develops as we expect. We could face competition from companies that do not currently offer services similar to ours but that offer products and services complementary to our services or that offer products and services that target similar markets or that utilize similar technology, including providers of network monitoring systems such as BMC Software, Borland Software (through its subsidiary Segue Software), CA, Compuware, Hewlett-Packard, IBM and Quest Software, and providers of web analytics software and services, such as Coremetrics, Omniture and WebTrends. We expect to encounter additional competitors as we expand the scope of our services.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases, and significantly greater financial, technical, marketing and other resources than we have. As a result, these companies might be able to offer lower prices, additional services or other incentives that we cannot match or offer. In addition, these companies could be in a better position to respond quickly to new technologies and to undertake more extensive marketing campaigns.

Additionally, we expect industry consolidation in our markets as companies attempt to strengthen or hold their market positions in an evolving market. For example, Oracle announced its acquisition of Moniforce, which offers software designed to monitor the availability and performance of web applications, in December 2007 and its acquisition of the web application testing software assets of Empirix in March 2008. In January 2008, NeuStar announced its acquisition of Webmetrics, which monitors and measures web and network performance. Industry consolidation might result in stronger competitors that are better able to compete for customers and could lead to fewer actual or potential customers. These could create more variability in our operating results and could have a material adverse effect on our business, operating results and financial condition. Industry consolidation also could lead us to lose a major customer, which might harm our revenue.

If we do not compete successfully against our current and future competitors, we might be unable to acquire and retain customers and we might experience revenue declines, reduced operating margins, loss of market share and diminished value in our services relative to the services of others.

Our business will be harmed if we fail to scale and adapt our network to accommodate increasing network traffic, emerging technologies or changing customer requirements.

We recently invested significant amounts to purchase capital equipment to increase the capacity of our ExperienceFirst measurement network. In 2007, we spent $2.7 million on purchases of property and equipment, primarily for equipment associated with the build-out and expansion of our network. Because our services depend on our network, our network has to perform effectively, consistently and reliably for us to be successful. The higher the level of the traffic over our network and the greater the complexity of our services, the more resources we will need to invest in additional infrastructure and support. We expect to continue to spend substantial amounts on the purchase of equipment and data centers and the upgrade of our technology and network infrastructure to handle increased traffic over our network. This continued network expansion will be expensive and complex, and it could result in inefficiencies, operational failures or defects in our network. If we do not expand our network, fail to match our network expansion to serve actual capacity needs, or experience inefficiencies and operational failures, our ability to deliver services will be impaired and the quality of services being delivered may decline. These occurrences could damage our reputation, cause us to lose current and potential customers, and subject us to claims for damages. We must continuously upgrade our infrastructure in order to keep pace with our customers’ evolving demands and technological advances. Our failure to accommodate increased traffic or these evolving customer demands without disruption, or increased costs resulting from network expansion, will harm our operating results and financial condition.

Our business may be harmed if we are unable to increase substantially the number of peers who operate last mile measurement points in our network or if we are unable to maintain relationships with our existing peers.

In order to establish last mile measurement points as part of our ExperienceFirst network, we engage individuals, or peers, to operate personal computers connected via local Internet service providers. We increased the number of last mile measurement points in our ExperienceFirst network from 12,000 at January 1, 2007 to more than 40,000 at January 31, 2008. Our business plan contemplates that we will significantly increase the number of our peers in order to continue to expand our ExperienceFirst network. We believe the breadth of our network is one of our principal competitive advantages. In order to meet our business plan, we must maintain our relationships with existing peers and enroll a large number of additional peers. We cannot assure you that we will be successful in expanding our peer network, and if we are, we cannot assure you that we will be able to maintain the terms of our relationships with peers. Numerous events, some of which are outside our control, could interfere with our ability to recruit and maintain peers, which may harm our business. Existing or potential peers may decline to participate based on the level of compensation that we currently pay them. Errors or delays in paying peers by our third-party payor may cause peers to terminate their relationship with us. Peers must download software applications from us, and errors or defects in those applications, or in periodic updates to those applications, could harm the computers operated by our peers. Any such events may not only hinder our ability to expand the number of our peers, but might subject us to claims and liabilities from our peers, which could increase our expenses and distract our management from our operations.

Our customers’ misuse of our services could harm them or others, and we might face liability for our customers’ intentional or inadvertent misuse of our services.

Our customers could misuse our services in ways that expose us to claims or liabilities. For example, our customers could use our network to run a large volume of tests of the websites of their competitors in an effort to disrupt or impair the operations of websites of their competitors. Our customers could also use our services to gather personally identifiable information from their individual customers, and then misuse that information, or to capture content or data in violation of copyright, privacy or decency laws. Although the terms of our service agreements prohibit the use of our services for these types of activities, any such use of our services could damage our reputation and we could face claims for damages as a result of the misuse of our services.

In addition, using our services, a customer could execute transactions on its own website that have unintended consequences. When a customer uses our services to test its website’s e-commerce capabilities, for example, those tests might be misinterpreted as valid transactions by the customer’s sales or order processing personnel.

Even if claims asserted against us do not result in liability for us, we might incur substantial costs in investigating and defending such claims. If we are found liable for our customers’ activities, we could be required to pay fines or penalties, redesign our services, or otherwise expend resources to remedy any damages caused by such actions and to avoid future liability, and our reputation might be damaged. Our existing general liability insurance might not cover all potential claims to which we are exposed or might not be adequate to indemnify us for all liabilities that might be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage would increase our operating losses and reduce our working capital.

An assertion by a third party that we are infringing its intellectual property could subject us to costly and time-consuming litigation or expensive licenses and our business might be harmed.

The Internet, software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. As we seek to extend our services, we could be constrained by the intellectual property rights of others.

We might not prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in such litigation. Defending such claims, regardless of their merit, could be time-consuming and distracting to management, result in costly litigation or settlement, cause service development delays, or require us to enter into royalty or licensing agreements. If our services violate any third-party proprietary rights, we could be required to withdraw those services from the market, re-develop those services or seek to obtain licenses from third parties, which might not be available on reasonable terms or at all. Any efforts to re-develop our services, obtain licenses from third parties on favorable terms or license a substitute technology might not be successful and, in any case, might substantially increase our costs and harm our business, financial condition and operating results. Withdrawal of any of our services from the market might harm our business, financial condition and operating results.

In addition, we incorporate open source software into our services. Given the nature of open source software, third parties might assert copyright and other intellectual property infringement claims against us based on our use of certain open source software programs. Although we monitor our use of open source software closely, the terms of many open source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to commercialize our services. In such event, we could be required to seek licenses from third parties in order to continue offering our services, to re-develop our services or to discontinue sales of our services, or to release our software code under the terms of an open source license, any of which could materially adversely affect our business.

If we are unable to protect our intellectual property rights, we would be unable to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors could gain access to our technology and our business could be harmed. In seeking to protect these rights, we rely principally on trade secret, copyright and trademark laws and on confidentiality and assignment of invention agreements with employees and third parties, all of which offer only limited protection. As a result, the steps we have taken to protect our intellectual property might not prevent misappropriation of our proprietary rights. We have one issued patent in the United States. Our issued patent and any patents issued in the future might not provide us with any competitive advantages or might be successfully challenged by third parties.

Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in other countries are uncertain and might afford little or no effective protection of our proprietary technology. In particular, implementation and enforcement of intellectual property-related laws of the People’s Republic of China historically have been deficient and ineffective, and frequently have been hampered by local protectionism and cultural differences. The experience and capabilities of courts in China in handling intellectual property litigation varies, and outcomes are unpredictable. Accordingly, intellectual property rights and confidentiality protections in China might not be as effective as in the United States or other countries. A large portion of our development staff is located in China, and difficulties in protecting our proprietary rights within China could negatively affect our rights throughout the world.

Consequently, we could be unable to prevent our intellectual property rights from being exploited abroad, which could diminish international sales or require costly efforts to protect our technology. Policing the unauthorized use of intellectual property rights is expensive, difficult and, in some cases, impossible. Litigation could be necessary to enforce or defend our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. Any such litigation could result in substantial costs and diversion of management resources, either of which could harm our business. Accordingly, despite our efforts, we might not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Changes in the policies of the government of the People’s Republic of China could have a significant impact upon our business operations.

We opened an office in the People’s Republic of China in July 2006 to expand our research and development activities. Since that time, we have continued to invest in our research and development operations in China, and we employed a total of 43 development personnel in China as of March 31, 2008. In addition, we began selling our web experience management services in China in November 2007, and we employed six client services personnel in China as of March 31, 2008.

The Chinese economy is in transition from a planned economy to a market-oriented economy subject to five-year and annual plans adopted by the Chinese government to set national economic development goals. Policies of the government can have significant effects on the economic conditions in China and on the ability of non-Chinese companies to operate successfully within China. The government has confirmed that economic development in China will follow the model of a market economy, but there can be no assurance that China will continue to strengthen its economic and trading relationships with foreign countries. A change in policies by the Chinese government could adversely affect our interests through, among other factors:

•	changes in laws;

•	imposition of new regulations or the interpretations of such regulations;

•	confiscatory taxation;

•	restrictions on currency conversion, imports or sources of supplies; or

•	the expropriation or nationalization of private enterprises.

As a U.S. company with a growing presence in China, we face numerous challenges in understanding and complying with the requirements of Chinese laws and rules that regulate our operations in China. In particular, the regulation of website operations and Internet-related businesses in China is unclear, and we cannot provide assurance that we have complied, or will comply in the future, with all such laws and rules. If we are found to have violated such laws or rules, we may be prohibited from operating a website within China or from operating or extending our ExperienceFirst network within the Chinese market, either of which would have a negative impact on our operations in China and, consequently, our results of operations.

Because our long-term success depends, in part, on our ability to expand the sales of our services to customers located outside of the United States, our business will be susceptible to risks associated with international operations.

We maintain five sales offices outside of the United States and have operations or sales personnel in six other countries. In 2007, we acquired Sysformance, a provider of on-demand monitoring solutions with customers located principally in Germany and Switzerland. This acquisition significantly increased the scope of our international operations. We have limited experience operating in foreign jurisdictions. Revenue from outside the United States accounted for 15% of revenue in 2005, 16% of revenue in 2006 and 16% of revenue in 2007. Our inexperience in operating our business outside of the United States increases the risk that our current and any future international expansion efforts will not be successful. Conducting international operations subjects us to new risks that, generally, we have not faced in the United States, including:

•	fluctuations in currency exchange rates;

•	unexpected changes in foreign regulatory requirements;

•	longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

•	difficulties in managing and staffing international operations;

•	potentially adverse tax consequences, including the complexities of foreign value added tax systems and restrictions on the repatriation of earnings;

•	localization of our services, including translation into foreign languages and associated expenses;

•	the burdens of complying with a wide variety of foreign laws and different legal standards, including laws and regulations related to privacy;

•	increased financial accounting and reporting burdens and complexities;

•	political, social and economic instability abroad, terrorist attacks and security concerns in general; and

•	reduced or varied protection for intellectual property rights in some countries.

The occurrence of any one of these risks could negatively affect our international business and, consequently, our results of operations generally. Additionally, operating in international markets also requires significant management attention and financial resources. We cannot be certain that the investment and additional resources required in establishing acquiring or integrating operations in other countries will produce desired levels of revenue or profitability.

If we fail to retain our chief executive officer and other key personnel, our business would be harmed and we might not be able to implement our business plan successfully.

Our future success depends upon the continued service of our executive officers and other key sales, marketing, service, development and technical staff. In particular, Jaime Ellertson, our Chief Executive Officer and President, is critical to the management of our business and operations. Any of our executive officers or other key personnel can cease their employment with us at any time without advance notice. We do not maintain key person life insurance on any of our employees. Our success depends on our executive officers and other key personnel, and the loss of any of them could prevent us from successfully implementing our business plan in a timely manner, if at all.

Because competition for employees in our industry is intense, we might not be able to attract and retain the highly skilled employees we need to execute our business plan.

To continue to execute our business plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for senior development, sales and accounting personnel. We might not be successful in attracting and retaining qualified personnel. We have experienced from time to time in the past, and expect to continue to experience in the future, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. In addition, in making employment decisions, particularly in technology-based industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Therefore, decreases or fluctuations in the price of the common stock could adversely affect our ability to attract or retain key employees. Furthermore, the requirement to expense stock options could discourage us from granting the size or type of stock options awards that job candidates require to join our company. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business plan and future growth prospects could be severely harmed.

In addition, our continued operations are dependent upon our ability to identify, recruit and retain adequate management and development personnel in the People’s Republic of China. With the strong economic growth currently being experienced in China, competition for qualified personnel will be substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract and retain qualified personnel will enable us to remain competitive. Inability to attract and retain such personnel or the increased cost of doing so could reduce our competitive advantage relative to our competitors, reducing or eliminating our growth in revenue and profits.

Our continued growth could strain our personnel resources and infrastructure, and if we are unable to implement appropriate systems, controls and business processes to manage our growth, we will not be able to implement our business plan successfully.

We are experiencing rapid growth in our headcount and operations. Our headcount grew from 137 to 220 during 2007, and our revenue increased from $21.7 million in 2006 to $32.6 million in 2007. To the extent we are able to sustain such growth, it will place a significant strain on our management, administrative, operational and financial infrastructure. Our success will depend in part upon the ability of our senior management to manage this growth effectively. To do so, we must continue to hire, train and manage new employees as needed, and our organization will need to change dramatically. If our new hires perform poorly, or if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business would be harmed. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures. The additional headcount we are adding will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to manage our growth successfully, we will be unable to execute our business plan.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements could be impaired, which could adversely affect our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place to help ensure that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. As a public company, we will need to document, review and, if appropriate, improve our internal controls and procedures in connection with Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent auditors. Both we and our independent auditors will be testing our internal controls in connection with the Section 404 requirements and, as part of that documentation and testing, will identify areas for further attention and improvement. Implementing any appropriate changes to our internal controls might entail substantial costs in order to add personnel and modify our existing accounting systems, take a significant period of time to complete and distract our officers and employees from the operation of our business. Further, we might encounter difficulties assimilating or integrating the internal controls, disclosure controls and IT infrastructure of the businesses that we have acquired or might acquire in the future. These changes might not, however, be effective in maintaining the adequacy of our internal controls. In April 2008, we identified a material weakness in our internal control over financial reporting that resulted in audit adjustments to our consolidated financial statements for 2007, will require substantial time and expense to remediate, and if not successfully remediated, could adversely effect our ability to report financial information on a timely and accurate basis. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Material Weakness in Internal Control Over Financial Reporting.” Our failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In addition, investors’ perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements might adversely affect our stock price.

In order to evaluate, improve and maintain our internal financial and accounting controls and procedures, we will need to increase the number of our finance and accounting personnel, including personnel who possess experience in SEC reporting requirements. Competition for accounting personnel is intense, and we might not be able to attract and retain the highly skilled and experienced accounting employees we need. Our inability to increase our accounting staff appropriately might be determined to constitute, or might lead to, inadequacies in our internal control over financial reporting, which in turn could increase the risk of our being unable to prepare accurate and timely financial statements.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a public company, we will incur significant expenses that we did not incur as a private company, including increased accounting, legal and other professional fees, insurance premiums, investor relations costs, and outside director compensation fees. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the SEC and The Nasdaq Stock Market, Inc. impose a number of requirements on public companies, including requiring changes in corporate governance practices. For example, the listing requirements of The NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to independent directors, audit committees, distribution of annual and interim reports, stockholder meetings, stockholder approvals, solicitation of proxies, conflicts of interest, stockholder voting rights and codes of conduct. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, these rules and regulations might make it more expensive for us to obtain director and officer liability insurance coverage and more difficult for us to attract and retain qualified persons to serve as directors or executive officers. We estimate that our direct and incremental public company costs will be between $1.5 million and $2.5 million in 2008.

We might enter into acquisitions that are difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

In 2007, we acquired Sysformance, a provider of on-demand monitoring solutions with customers located principally in Germany and Switzerland, and BrowserCam, a provider of on-demand services for validating user experience on various browsers and platform combinations during the design and development of web applications. We expect to seek to acquire businesses, technologies or products that will expand the features of our services, provide access to new markets or customers, or otherwise complement our existing operations. Any acquisition we might make in the future might not provide us with the benefits we anticipated in entering into the transaction. Any acquisition will be accompanied by a number of risks, which might include:

•	difficulties in integrating the operations and personnel of the acquired companies;

•	potential disruption of ongoing business;

•	impairment of relationships with employees and customers as a result of any integration of new management and other personnel;

•	inability to have proper management bandwidth to manage the ongoing operations of an acquired entity, particularly an acquisition with principal offices outside North America;

•	inability to maintain relationships with customers of the acquired business;

•	difficulties in incorporating acquired technology and service offerings into our ExperienceFirst platform;

•	unexpected expenses resulting from the acquisition;

•	our inability under applicable accounting principles to recognize deferred revenue recorded by the target prior to the acquisition;

•	potential unknown liabilities associated with acquired businesses; and

•	unanticipated expenses related to acquired technology and its integration into existing technology.

An acquisition could result in the incurrence of debt, restructuring charges and large one-time write-offs, such as a write-off for acquired in-process research and development costs. Acquisitions also could result in goodwill and other intangible assets that are subject to impairment tests, which might result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders will be diluted and earnings per share could decrease.

From time to time, we might enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions properly, we could fail to achieve our anticipated level of growth and our business and operating results could be adversely affected.

We expect our stock-based compensation expense to increase in 2008 and thereafter, which will adversely affect our ability to achieve and maintain profitability in the future.

Our adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, in January 2006 has substantially increased the amount of stock-based compensation expense we record and has had a significant impact on our results of operations. After being profitable in 2005 and 2006, we were unprofitable in 2007, in part because our stock-based compensation expense increased from $125,000 in 2006 to $535,000 in 2007. As of December 31, 2007, we had $1.7 million of total compensation cost related to outstanding stock options that had not been amortized. These costs, net of forfeitures, will be amortized on a straight-line basis over a weighted average period of 2.5 years. In addition, we expect our stock-based compensation expense will increase further in 2008 and potentially will increase thereafter as we grant additional options, restricted stock awards or other equity-based awards to employees and outside directors. Increased levels of stock-based compensation expense will adversely affect our ability to achieve and maintain profitability in the future.

Changes in financial accounting standards or practices might cause adverse, unexpected financial reporting fluctuations and adversely affect our reported results of operations.

A change in accounting standards can have a significant effect on our reported results. New accounting pronouncements and new or revised interpretations of accounting pronouncements might adversely affect our reported financial results. For example, we are likely to incur significant accounting expenses, including fees of consultants, in complying with Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109, which we adopted in January 2007 and which requires that we establish and maintain a rigorous process for evaluating and analyzing uncertain tax positions. Beginning in 2006, under Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, we became required to account for our stock-based awards as a compensation expense and, as a result, our net income and net income per share in subsequent periods has been significantly reduced. Beginning in July 2005, under Financial Accounting Standards Board Staff Position No. 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, we became required to record charges reflecting changes in the fair value of our outstanding warrant to purchase Class C convertible preferred stock, which is redeemable at the election of the holders at any time after September 30, 2008.

Our ability to use U.S. net operating loss carryforwards might be limited.

As of December 31, 2007, we had net operating loss carryforwards of $6.8 million for U.S. federal and state tax purposes. These loss carryforwards expire between 2008 and 2027. To the extent these net operating loss carryforwards are available, we intend to use them to reduce the corporate income tax liability associated with our operations. Section 382 of the U.S. Internal Revenue Code generally imposes an annual limitation on the amount of net operating loss carryforwards that might be used to offset taxable income when a corporation has undergone significant changes in stock ownership. We have experienced ownership changes, most recently in 2003, that have reduced our net operating loss carryforwards. Our ability to utilize the current net operating loss carryforwards might be limited by the issuance of common stock in this offering. To the extent our use of net operating loss carryforwards is significantly limited, our income could be subject to corporate income tax earlier than it would if we were able to use net operating loss carryforwards, which could result in lower profits.

Actual or alleged mishandling of peers’ personal data, or violation of privacy laws protecting peers, could adversely affect our business.

During the process of enrolling peers, we gather personally identifiable information as necessary to enable us to make payments to the peers for their services and to verify their geographic location and the technical characteristics of their Internet connections. We currently have more than 40,000 peers, and we are seeking to increase this number significantly. Because these peers are located in over 100 countries, we may be subject to the privacy laws of a large number of jurisdictions. If we were to violate any of these laws, or if we were to mishandle this personally identifiable information, we might become subject to numerous claims and liabilities, which could increase our expenses and distract our management from operations.

Even if we are found not to have violated any laws or mishandled this information, any such claims could harm our reputation within the peer community. We believe that our peer network is one of our most valuable competitive advantages in the marketplace, and any damage to our reputation within the peer community or any widespread impediment to our retaining existing peers or enrolling additional peers could have a material adverse impact on our sales efforts, revenues and results of operations.

Internet-related and other laws could adversely affect our business.

Laws and regulations that apply to commerce and communications over the Internet are becoming more prevalent. In particular, the growth and development of the market for online commerce has prompted calls for more stringent tax, consumer protection and privacy laws, both in the United States and abroad, that might impose additional burdens on companies conducting business online. This could negatively affect the businesses of our customers and reduce their demand for our services. Internet-related laws, however, remain largely unsettled, even in areas where there has been some legislative action. The adoption or modification of laws or regulations relating to the Internet or our operations, or interpretations of existing law, could adversely affect our business.

Catastrophic events might significantly impair our operating results if those events adversely affect our ability to provide our services or the demand for our services or otherwise disrupt our business.

A war, terrorist attack, natural disaster or other catastrophe might adversely affect our business. A catastrophic event could have a direct negative impact on us or an indirect affect on us by, for example, affecting our customers, the financial markets or the overall economy and reducing our ability to provide, our customers’ ability to use, and the demand for, our services. Although we maintain redundancy in our interconnected network switches and firewalls, replicated databases, and fault-tolerant storage devices within each of our data centers, it is not economically feasible to maintain multiple data centers. It is impossible to anticipate and protect against all potential man-made and natural threats. A computer virus, security breach, criminal act, military action, power or communication failure, flood, severe storm or the like could lead to service interruptions and data losses for customers, disruptions to our operations, or damage to important facilities. In addition, such an event might cause customers to cancel their agreements with us for our services.

Any of these events could cause a significant increase in expenses and material decreases in our revenue and profitability.

Reductions in information technology spending could limit our ability to grow our business.

Our operating results may vary based on changes in the information technology, or IT, spending of our clients. The revenue growth and profitability of our business depend on continued growth in the importance and sophistication of web applications. We generate a significant portion of our revenue from sales of our services to large organizations whose businesses fluctuate with general economic and business conditions. As a result, decreased or slowing demand for business activities conducted on the web, and in particular for on-demand web experience management services caused by a weakening global economy or otherwise, may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate IT spending. In particular, web experience management software may be viewed by some of our existing and potential clients as a lower priority and related spending may be reduced as a result of unfavorable economic conditions. In the future, potential clients may decide to reduce their IT budgets by deferring or reconsidering product purchases, which would negatively affect our operating results.

If we are unable to raise capital when needed in the future, we might be unable to execute our growth strategy, and if we succeed in raising capital, we might dilute your percentage ownership of the common stock or might subject our company to fixed payment obligations and restrictive covenants.

We might need to raise additional funds through public or private debt or equity financings in order to:

•	fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary business, technologies or products;

•	develop new services; and

•	respond to competitive pressures.

If we raise additional capital through the sale of equity, our existing stockholders will be diluted and earnings per share could decrease. Capital raised through debt financing would require us to make periodic payments of interest and principal and might impose restrictive covenants on the conduct of our business. Furthermore, additional financings might not be available on terms favorable to us, or at all. A failure to obtain additional funding could prevent us from making expenditures that might be required to grow or maintain our operations.

Risks Related to this Offering and Ownership of Common Stock

Because there has not been a public market for the common stock and the stock price might be volatile, you might not be able to resell your shares at or above the initial public offering price.

Prior to this offering, the common stock could not be bought or sold publicly. We cannot predict the extent to which investors’ interests will lead to an active trading market for common stock or the extent to which the market price of the common stock will be volatile following this offering. The initial public offering price for the common stock was determined through negotiations with the underwriters. The trading prices of common stock of newly public technology companies have often been highly volatile and varied significantly from their initial public offering prices. The trading price of the common stock could decrease significantly from the initial public offering price due to numerous factors, many of which are beyond our control, including:

•	departures of key personnel;

•	variations in our quarterly operating results;

•	announcements by our competitors of significant contracts, new services or acquisitions;

•	decreases in financial estimates of equity research analysts with respect to the common stock;

•	actual or potential sales of common stock by us or our executive officers, directors or principal stockholders;

•	fluctuations in stock market prices and volumes; and

•	damages, settlements, legal fees and other costs related to litigation, claims and other contingencies.

In the past, securities class action litigation often has been initiated against a company following a period of volatility in the market price of the company’s securities. If class action litigation is initiated against us, we will incur substantial costs and our management’s attention will be diverted from our operations. All of these factors could cause the market price of our stock to decline, and you could lose some or all of your investment.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade the common stock, the price of the common stock could decline.

The trading market for the common stock will depend in part on the research and reports that equity research analysts publish about our company and business. The price of the common stock could decline if one or more equity research analysts downgrade the common stock or if those analysts issue other unfavorable commentary or cease publishing reports about our company and business.

Future sales of common stock by existing stockholders could cause our stock price to decline.

If our existing stockholders sell substantial amounts of common stock in the public market, the market price of the common stock could decrease significantly. The perception in the public market that our stockholders might sell shares of common stock could also depress the market price of the common stock. The holders of substantially all of the shares of common stock outstanding immediately prior to this offering are subject to lock-up agreements that restrict their ability to transfer their common stock for approximately 180 days after the date of this prospectus. Upon expiration of the lock-up agreements, an additional           shares of common stock will be eligible for sale in the public market. In addition, we intend to file registration statements with the SEC covering all of the shares of common stock subject to options outstanding, or available for future issuance under our stock incentive plans, as of the closing of this offering. The market price of the common stock could drop significantly when the contractual and statutory restrictions on resale by our existing security holders lapse and those holders are able to sell shares of common stock into the market.

Our directors, executive officers and their affiliated entities will continue to have substantial control over us and could limit the ability of other stockholders to influence the outcome of key transactions, including changes of control.

Our executive officers, directors and their affiliated entities will, in the aggregate, beneficially own     % of the outstanding common stock upon completion of this offering. In particular, affiliates of Dolphin Equity Partners, including affiliates of Richard Brekka, our Chairman of the Board, will, in the aggregate, beneficially own     % of the outstanding common stock upon completion of this offering. Our executive officers, directors and their affiliated entities, if acting together, will be able to control or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders might have interests that differ from yours, and they might vote in a way with which you disagree and that could be adverse to your interests. The concentration of common stock ownership could have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and could negatively affect the market price of the common stock.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion over the use of our net proceeds of this offering, and you will be relying on their judgment regarding the application of those net proceeds. While our management intends to use our net proceeds in a manner that is in the best interests of our company and our stockholders, they might not apply the net proceeds in ways that increase the value of your investment. The market price of the common stock could fall if the market does not view our use of our net proceeds favorably.

Our corporate documents and Delaware law make a takeover of our company more difficult, which could prevent certain changes in control and limit the market price of the common stock.

Our charter and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that could enable our management to resist a takeover of our company. These provisions could discourage, delay, or prevent a change in the control of our company or a change in our management. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of the common stock. Some provisions in our charter and by-laws could deter third parties from acquiring us, which could limit the market price of the common stock.

We do not intend to pay dividends on the common stock in the foreseeable future.

We have never declared or paid any cash dividends on the common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Accordingly, you are not likely to receive any dividends on common stock in the foreseeable future, and your ability to achieve a return on your investment will therefore depend on appreciation in the price of the common stock.

You will experience immediate and substantial dilution in the net tangible book value of any shares you purchase in this offering.

If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution will result from the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares. If you purchase common stock in this offering, you will suffer immediate dilution of $      per share. If the underwriters exercise their over-allotment option, or if our outstanding options and warrant are exercised, you will experience additional dilution.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “should,” “expect,” “anticipate,” “could,” “intend,” “target,” “believe,” “estimate” or “potential” or the negative of these terms or other similar words. These statements are only predictions. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties and other factors that may cause our, our customers’ or our industry’s actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements, to differ. “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” as well as other sections in this prospectus, discuss some of the factors that could contribute to these differences. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

This prospectus also contains market data related to our business and industry. These market data include projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results may differ from the projections based on these assumptions. As a result, our markets may not grow at the rates projected by these data, or at all. The failure of these markets to grow at these projected rates may have a material adverse effect on our business, results of operations, financial condition and the market price of the common stock.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of           shares of common stock in this offering will be $      million, assuming an initial public offering price of $      per share and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds from this offering will be $      million. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders, including any shares sold by the selling stockholders upon exercise of the underwriters’ over-allotment option.

We intend to use our net proceeds from this offering for working capital and other general corporate purposes, which may include financing our growth, developing new services and feature for our ExperienceFirst platform, and funding capital expenditures to extend our ExperienceFirst measurement network. The other principal purposes for this offering are to:

•	create a public market for the common stock;

•	facilitate our future access to the public capital markets;

•	increase our visibility in our markets;

•	provide liquidity for our existing stockholders;

•	improve the effectiveness of our equity compensation plans in attracting and retaining key employees; and

•	enhance our ability to acquire other businesses, technologies or products.

We may use a portion of our net proceeds to acquire businesses, technologies and products that will help us expand the services and features of our ExperienceFirst platform, provide access to new markets or customers, or otherwise complement our existing operations. We assess acquisition opportunities on an ongoing basis and from time to time have discussions with other companies about potential transactions. We currently do not have any agreement with respect to an acquisition, and we cannot assure you that we will make any acquisitions in the future.

We have not yet determined with any certainty the manner in which we will allocate our net proceeds, and our management will have significant flexibility in applying our net proceeds. The amount and timing of our use of proceeds will vary depending on a number of factors, such as the amount of cash generated by our operating activities, competitive and technological developments, the rate of growth, if any, of our business, changing business conditions and unforeseen circumstances. Pending the application of our net proceeds, we intend to invest our net proceeds in U.S. government securities and other short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain earnings, if any, to finance the development and growth of our business and do not anticipate paying cash dividends on the common stock in the foreseeable future. Our payment of any future dividends will be at the discretion of the board of directors after taking into account various factors, including our financial condition, operating results, capital requirements, restrictions contained in any future financing instruments, growth plans and other factors the board deems relevant.

CAPITALIZATION

The following table describes our capitalization as of December 31, 2007 on:

•	an actual basis;

•	a pro forma basis to reflect the following, which will occur upon completion of this offering: (a) all outstanding preferred stock will convert into 13,069,146 shares of common stock; (b) 6,182,219 shares of common stock will be issued in payment of dividends accumulating on outstanding preferred stock through December 31, 2007; and (c) an outstanding warrant to purchase redeemable convertible preferred stock will become exercisable for common stock; and

•	a pro forma basis as adjusted further to reflect (a) the filing of amendments to our charter effective upon completion of this offering, (b) the issuance of an additional 912,251 shares of common stock in payment of dividends accumulating on outstanding preferred stock from January 1, 2008 through June 30, 2008; and (c) our issuance and sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us, and (d) the application of our net proceeds of this offering as described under “Use of Proceeds.”

You should read this table together with the consolidated financial statements and related notes appearing at the end of this prospectus, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus.

	December 31, 2007
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(In thousands)

Long-term debt, less current portion	$—	$—	$—

Redeemable convertible preferred stock, $0.001 par value per share:
Class A: 249,492 shares authorized and 249,490 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	3,443	—	—
Class B: 7,185,658 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	13,746	—	—
Class C: 5,870,363 shares authorized and 5,633,998 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,824	—	—

Total redeemable convertible preferred stock	30,013	—	—

Stockholders’ equity (deficit):
Undesignated preferred stock, $0.001 par value per share: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued or outstanding, pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share: 30,000,000 shares authorized and 2,652,678 shares issued and outstanding, actual; 30,000,000 shares authorized and 22,816,294 shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	3	23
Additional paid-in capital	—	30,886
Accumulated other comprehensive income	290	290	290
Accumulated deficit	(31,358)	(31,358)	(31,358)

Total stockholders’ equity (deficit)	(31,065)	$(159)

Total capitalization	$(1,052)	$(159)	$

DILUTION

If you invest in the common stock, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering. The pro forma net tangible book value of common stock as of December 31, 2007 was negative $5.1 million, or $(0.22) per share. Pro forma net tangible book value per share is determined by dividing (1) our total pro forma tangible assets less our total liabilities by (2) the pro forma number of shares of common stock outstanding, in each case after giving effect to the following, which will occur upon completion of this offering: (a) all outstanding preferred stock will convert into 13,069,146 shares of common stock; (b) 6,182,219 shares of common stock will be issued in payment of dividends accumulating on outstanding preferred stock through December 31, 2007; and (c) an outstanding warrant to purchase redeemable convertible preferred stock will become exercisable for common stock.

After giving effect to (a) the issuance of an additional 912,251 shares of common stock in payment of dividends accumulating on outstanding preferred stock from January 1, 2008 through June 30, 2008 and (b) our sale of           shares of common stock at an assumed initial public offering price of $      per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2007 would have been $      million, or $      per share. This amount represents an immediate increase in pro forma net tangible book value to our existing stockholders of $      per share and an immediate dilution to new investors of $      per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2007	$(0.22)
Increase per share attributable to sale of shares in this offering

Adjusted pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net tangible book value after this offering by $      million, the net tangible book value per share after this offering by $      per share and the dilution in net tangible book value per share to investors in this offering by $      per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

The following table summarizes as of December 31, 2007, on a pro forma basis determined as described above, the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by new investors, based upon an assumed initial public offering price of $      per share and before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased			Total Consideration			Average
	Number	Percent		Amount	Percent		per Share

Existing stockholders			%	$		%	$
New investors

Total		100.0%			$100.0%

The preceding discussion and tables assume no exercise of the warrant or options outstanding as of December 31, 2007. As of December 31, 2007, there was a warrant outstanding to acquire a total of 236,364 shares at an exercise price of $1.65 per share and options outstanding to purchase a total of 4,387,991 shares of common stock, at a weighted average exercise price of $1.83 per share. To the extent any of these securities is exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes appearing at the end of this prospectus, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the other financial information appearing elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from consolidated financial statements included in this prospectus in reliance on the report of PricewaterhouseCoopers LLP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Change in Accountants” for information regarding our engagement of PricewaterhouseCoopers LLP effective for the year ended December 31, 2005. The consolidated statement of operations data for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 are derived from audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of operating results to be expected in the future.

Pro forma information in the following tables gives effect to the following, which will occur upon completion of this offering: (a) all outstanding preferred stock will convert into 13,069,146 shares of common stock; (b) 6,182,219 shares of common stock will be issued in payment of dividends accumulating on outstanding preferred stock through December 31, 2007; and (c) an outstanding warrant to purchase redeemable convertible preferred stock will become exercisable for common stock. See note 2 to the consolidated financial statements appearing at the end of this prospectus for an explanation of the method used to determine the number of shares used in computing historical and pro forma net loss per share.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except per share data)

Consolidated Statement of Operations Data:
Revenue	$9,189	$10,691	$14,846	$21,705	$32,628
Cost of revenue	5,499	4,551	3,824	5,056	8,806

Gross profit	3,690	6,140	11,022	16,649	23,822

Operating expenses:
Sales and marketing	6,867	7,556	7,030	9,671	15,973
Research and development	2,315	1,756	1,254	2,819	4,862
General and administrative	2,815	3,036	2,507	2,842	4,482
Goodwill impairment	—	3,135	—	—	—

Total operating expenses	11,997	15,483	10,791	15,332	25,317

Operating income (loss)	(8,307)	(9,343)	231	1,317	(1,495)
Interest income (expense), net	(1,144)	9	(384)	(163)	106
Change in fair value of warrant	—	—	(43)	(250)	(547)
Other income (expense), net	2	(17)	304	8	(5)

Income (loss) before provision for income taxes	(9,449)	(9,351)	108	912	(1,941)
Provision for income taxes	—	—	9	321	397

Net income (loss)	(9,449)	(9,351)	99	591	(2,338)
Accretion of redeemable convertible preferred stock	(342)	(1,384)	(1,613)	(2,261)	(2,184)

Net loss attributable to common stockholders	$(9,791)	$(10,735)	$(1,514)	$(1,670)	$(4,522)

Net loss attributable to common stockholders per share: Basic and diluted			$(0.82)	$(0.85)	$(1.77)
Weighted average common shares outstanding used in computing per share amounts: Basic and diluted			1,856	1,975	2,551
Pro forma net loss per common share: Basic and diluted					$(0.08)
Pro forma weighted average common shares outstanding used in computing per share amounts: Basic and diluted					21,802

In the preceding table, cost of revenue and operating expenses include stock-based compensation as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
		(In thousands)

Stock-Based Compensation Expense:
Cost of revenue	$—	$—	$—	$3	$29
Sales and marketing expense	—	—	—	17	137
Research and development expense	—	—	—	29	136
General and administrative expense	—	201	28	76	233

Total stock-based compensation expense	$—	$201	$28	$125	$535

In the preceding table, cost of revenue and operating expenses include amortization of intangible assets as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
		(In thousands)

Amortization of Intangible Assets:
Cost of revenue	$115	$87	$67	$4	$222
Sales and marketing expense	2	11	9	—	175
Research and development expense	—	—	—	—	—
General and administrative expense	—	—	—	—	—

Total amortization of intangible assets	117	$98	$76	$4	$397

In the following table, working capital is calculated as current assets less current liabilities.

	December 31,
	2003	2004	2005	2006	2007
			(In thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$3,183	$3,762	$3,178	$7,133	$9,461
Accounts receivable, net	2,193	2,094	4,704	4,877	9,042
Working capital (deficit)	(711)	(1,220)	(1,913)	(2,496)	(8,730)
Total assets	11,201	7,786	10,222	15,818	28,514
Deferred revenue	2,783	3,273	6,278	9,723	19,139
Long-term debt, including current portion	—	2,837	2,089	1,194	802
Redeemable convertible preferred stock	19,368	23,234	24,847	27,829	30,013
Total stockholders’ deficit	(14,447)	(24,764)	(26,122)	(27,426)	(31,065)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with our consolidated financial statements and related notes appearing at the end of this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks and uncertainties. You should read “Risk Factors” for a discussion of important factors that could cause our actual results to differ materially from our expectations.

Overview

Gomez is a leading provider of web experience management services, which customers use to test their web applications while in development and to monitor their web applications after deployment. Our ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network. Customers can use our services to improve the quality of the web experience that they deliver in order to increase their revenue from web applications, reduce their operating costs and extend their brand reputations. We deliver our services entirely through an on-demand, hosted model built on a multi-tenant architecture, which we believe makes it quick, easy and economical for customers to deploy and use our services.

We provide our services on an annual subscription basis, principally through tiered usage plans that contain committed testing measurement levels based on the number of web page measurements performed. We sell our services directly through our inside and field sales forces, as well as indirectly through resellers and geographic distributors. We recognize revenue ratably, on a daily basis, over the term of subscription agreements. This revenue model provides us with a recurring revenue stream that we believe provides greater revenue visibility than a perpetual software licensing model. From 2005 to 2007, our annual revenue increased from $14.8 million to $32.6 million, a compounded annual growth rate of 48%, and our cash flow from operating activities increased from $785,000 to $9.2 million.

Our revenue growth has reflected the development of the market for web experience management services and the increased familiarity of companies with the benefits provided by our services. This growth has been driven both by expanded usage of our services by existing customers and by sales of our services to new customers. Our customers are companies that use the Internet to conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. At March 31, 2008, we had more than 2,000 customers worldwide across a wide range of industries, including communications media, financial services, retail, social media, technology, and travel and hospitality. Revenue from the United States represented 84% of our revenue in 2007.

We are seeking to establish long-term, sustained growth in revenue and cash flow from operating activities by building upon our leadership in the web experience management market. To date, we have derived substantially all of our revenue from providing our Active Network XF, Active Last Mile XF and ExperienceFirst Benchmarks web experience monitoring services. In 2007, we introduced four new services that significantly expanded the breadth of our ExperienceFirst platform. In order to execute our business plan successfully, we must expand both the number and the depth of our customer relationships, which will require that we increase awareness of the potential benefits of web experience management services in general and our ExperienceFirst platform in particular.

Corporate Background

We were formed in November 2001 to acquire substantially all of the assets of the former Gomez Advisors, Inc., which had been a provider of Internet research and analysis services. Since our formation, we have built our ExperienceFirst platform of web experience management services through internal development and, to a lesser extent, four additional acquisitions.

Service Offerings

In 2001, we introduced our first service, Active Network XF, a web experience monitoring service that measures page-level and transaction-based application performance. In 2002, we introduced our ExperienceFirst Benchmarks service, which provides industry benchmarking information, and in 2004 we introduced Active Last Mile XF, which measures the web experience from end-user locations.

More recently, we introduced enhanced versions of our web experience monitoring services during 2006 that provided customers with web performance-based diagnostic analytics and a range of other features. During 2007, we extended our service offerings across the web application lifecycle to include initial testing of new web applications while in development. In May 2007, we introduced Reality Load XF, an external load testing service. In June 2007, we introduced Reality Check XF, an automated functional testing service. In November 2007, we introduced Reality View XF, a visual browser testing service. In May 2007, we also extended our web experience monitoring offerings by introducing Actual Experience XF, a real-user monitoring service.

For additional information about our ExperienceFirst service offerings, see “Business — Our Services.”

Acquisitions

In November 2001, we acquired substantially all of the assets of the former Gomez Advisors, Inc. for a purchase price consisting of 13,863 shares of common stock and $934,000 in principal amount of subordinated secured convertible notes.

In August 2002, we acquired the assets of Porivo Technologies, Inc., which provided key technology that we subsequently used in developing Active Last Mile XF, in exchange for 205,000 shares of common stock.

In January 2003, we acquired the outstanding stock of WebPerform Group Limited, which provided us with additional network operations and a European customer base, in exchange for 87,000 shares of common stock, warrants to purchase an additional 32,088 shares of common stock and $1.3 million in principal amount of senior secured convertible notes.

More recently, we completed two acquisitions in 2007. In February 2007, we acquired the outstanding stock of Sysformance AG, which provided us with a customer base in Germany and Switzerland, performance monitoring technology, and network operations. The purchase price consisted of $481,000 paid in cash upon completion of the acquisition, together with potential additional payments based on Sysformance revenue during the two years following the acquisition. In June 2007, we acquired selected assets of BrowserCam, Inc., which provided us with additional customers and key technology used in Reality View XF, in exchange for $1.5 million in cash, a promissory note in the principal amount of $725,000 and potential additional payments based on revenue during the year following the acquisition. The revenue we derived from these two acquisitions accounted for less than four percent of our revenue in 2007.

We intend to pursue additional acquisitions of businesses, technologies and products that will expand the functionality of our platform, provide access to new markets or customers, or otherwise complement our existing operations.

Disposition

In February 2004, we sold the outstanding stock of our subsidiary Pro Holdings Corporation in exchange for $1.3 million in cash, including a payment based upon revenue of Pro Holdings during the year following the sale. Pro Holdings provided Internet consulting services that were a legacy of our acquisition of the assets of the former Gomez Advisors, Inc. This disposition allowed us to focus on providing on-demand web experience management services.

Key Components of Results of Operations

Revenue

We derive revenue from subscription agreements for our web experience management services and from professional services. Revenue from subscription agreements represented more than 97% of revenue in each of 2005, 2006 and 2007, and professional services accounted for the balance.

Subscription Revenue.  Our subscription agreements typically provide for a fixed annual subscription fee, which is based on a committed number of web page tests using our network. These agreements provide for additional fees in the event the number of transactions exceeds the committed number. In addition, we charge a standard annual subscription fee for ExperienceFirst Benchmarks. Our subscription agreements contain multiple service elements, which include use of our on-demand services, hosting services, implementation, training services and customer support. Our subscription agreements generally have a one-year term and contain terms requiring annual in-advance payment due within 30 days of invoice. Our subscription agreements typically are non-cancelable, although a customer has the right to terminate its agreement for cause if we materially breach our obligations under the agreement.

Amounts that have been invoiced are recorded in accounts receivable and deferred revenue. Our deferred revenue increased from $9.7 million at December 31, 2006 to $19.1 million at December 31, 2007. We believe our deferred revenue, together with renewals of subscription agreements that are anticipated based on our historical experience, provides us with greater revenue visibility than a perpetual software licensing model.

Our business has grown rapidly, driven primarily by:

•	Addition of new customers: At March 31, 2008, we had more than 2,000 customers. During 2007, we increased from approximately 600 to 900 the number of our enterprise customers, which are those companies with active contractual commitments in excess of $2,500. We will seek to continue to grow our customer base by hiring additional inside sales personnel and developing strategic relationships with resellers, including resellers that incorporate our services in their offerings.

•	Expansion of existing customer relationships: We seek to expand our relationships with existing customers by increasing their usage of services for which they already subscribed and by cross-selling additional services to them. For each of 2006 and 2007, customers at the beginning of the year, in the aggregate, increased their subscription commitments by more than 20% from the prior year. We intend to hire more account managers and target additional functional and business units of existing customers, in order to expand the usage of services for which those customers currently subscribe and to cross sell additional services to them.

To date, we have derived substantially all of our revenue from sales of web experience monitoring services. We have not received significant revenue from any of the three initial web application testing services that we introduced in 2007. We will seek to cross-sell these testing services to existing customers, as well as to sell these services to new customers. We expect that revenue from these testing services will increase over time, which will reduce the percentage of revenue generated by monitoring services.

We historically have derived a substantial portion of our revenue from the United States. Revenue from outside the United States accounted for 15% of revenue in 2005, 16% of revenue in 2006 and 16% of revenue in 2007. We intend to build our international sales operations by expanding reseller relationships with third parties and by increasing our direct sales force abroad. We expect revenue from outside the United States to increase in absolute dollars for the foreseeable future, but to remain relatively constant as a percentage of revenue.

Professional Services Revenue.  We derive revenue from professional services sold in connection with subscription agreements and separately from subscription agreements. We generally bill for professional service engagements on a fixed-fee basis with payment terms requiring customers to pay us within 30 days of invoice. Revenue from professional services has not been material to our business, and we expect that revenue from professional services will continue to represent an immaterial portion of our revenue in the future.

Cost of Revenue

Cost of revenue consists primarily of expenses related to the operation of our ExperienceFirst network infrastructure and services personnel, including:

•	data center costs, which consist largely of amounts paid to third parties for rack space, power and similar services relating to our use of data center facilities;

•	fees paid to our peers, who are the individuals we engage to operate our last mile measurement points, for tests conducted from their Internet-connected personal computers;

•	depreciation expense associated with computer equipment;

•	amortization expense related to capitalized costs associated with the development of internal use software and to acquired intangible assets;

•	compensation of network operations, customer support and professional services personnel, including stock-based compensation expense; and

•	allocated overhead, including rent and other occupancy costs, telecommunications charges and non-network-related depreciation.

As our customer base continues to grow, we will need to continue to make significant investments in network infrastructure equipment, which will increase the depreciation expense included in cost of revenue. As we increase the number of measurement points in our network from which customers can test, we will incur increased data center costs. We also will need to hire additional customer support personnel. The rates at which we add new customers and expand existing customers’ usage of our services will affect the level and timing of this spending.

Gross Margin

Our gross margin was 74% in 2005, 77% in 2006 and 73% in 2007. Gross margin may vary from period to period, primarily related to the level and timing of our investment in our ExperienceFirst network, which impacts the amount of depreciation, and our spending on increased data center capacity and additional customer support personnel. We expect our gross margin in fiscal 2008 to be slightly less than in 2007 due to our continued investment in the ExperienceFirst network in 2007 and 2008 and our increased spending in 2008 for data center costs and customer support personnel.

Operating Expenses

We have experienced, and expect to continue to experience, rapid growth in the dollar amount of our operating expenses, as we make investments to support the anticipated growth of our customer base. Operating expenses include stock-based compensation expense, as described under the heading “— Stock-Based Compensation Expense” below.

Sales and Marketing Expense.  Sales and marketing expense is our largest operating expense, accounting for 49% of our revenue in 2007. Sales and marketing expense consists primarily of:

•	sales commissions and incentives;

•	other compensation of sales and marketing personnel, including stock-based compensation expense;

•	cost of marketing programs, including lead generation, events and other brand building expenses; and

•	allocated overhead.

We expense sales commissions at the time we invoice a customer for a subscription agreement. Because we recognize substantially all of our revenue ratably over the term of a subscription agreement, we experience a lag between the incurrence of sales commission expense and the recognition of the corresponding revenue. Generally new sales personnel require time to become familiar with our services and therefore do not begin to generate sales of our services immediately, which can result in increased sales and marketing expense without any immediate increase in revenue. These timing differences can lower our operating margins in the short term.

We intend to continue to invest in sales and marketing by:

•	hiring additional inside sales personnel to continue to grow our customer base;

•	hiring additional account managers in order to expand our relationships with existing customers;

•	hiring additional direct sales personnel abroad in order to build our international sales operations; and

•	expanding our marketing program to focus increasingly on lead generation activities.

We expect that, for the foreseeable future, sales and marketing expense will increase in absolute dollars, but decrease as a percentage of revenue. The decrease as a percentage of revenue reflects an anticipated increase in revenue from existing customers, for which we typically incur less sales and marketing expense.

Research and Development Expense.  Research and development expense consists primarily of:

•	compensation of software application development personnel, including stock-based compensation expense; and

•	allocated overhead.

Research and development expense does not include certain costs associated with the development of new functionality for our internal use software. Those costs are capitalized and then amortized to cost of revenue.

To date, we have focused our research and development efforts on increasing the functionality and enhancing the ease of use of our services. Our hosted, on-demand model enables us to provide all of our customers with a single, shared version of our most recent services, features and upgrades. As a result, we do not have to maintain legacy versions of software, which reduces our research and development expense.

We opened an office in the People’s Republic of China in July 2006 for additional research and development activities, and we have continued to invest in our research and development operations in China. By maintaining development operations in China, we believe we are able to gain access cost-effectively to a pool of highly qualified research and development personnel. With the strong economic growth currently being experienced in China, however, competition for these personnel is escalating and wage rates are increasing accordingly.

We anticipate that, for the foreseeable future, research and development expense will increase both in absolute dollars and as a percentage of revenue, as we continue to invest in the development of new features and complementary services.

General and Administrative Expense.  General and administrative expense consists of:

•	compensation of executive, finance, accounting, administrative and management information systems personnel;

•	professional fees and expenses, including accounting and legal fees;

•	other corporate expenses; and

•	allocated overhead.

Our general and administrative expense will include the costs of remediation of the material weakness identified as of December 31, 2007, as described under “— Material Weakness in Internal Control Over Financial Reporting.”

We expect that, for the foreseeable future, general and administrative expense will increase both in absolute dollars and as a percentage of revenue, as we incur additional costs associated with growing our business and operating as a public company.

Amortization of Intangible Assets.  Amortization of intangible assets consists of expense from the amortization of intellectual property rights and other intangible assets obtained through acquisitions. Amounts allocated to these intangible assets in the acquisitions are amortized over the useful lives of the assets. These intangible assets consist primarily of:

•	acquired customer relationships;

•	trade names;

•	purchased technology; and

•	covenants not to compete.

Stock-Based Compensation Expense

We adopted the requirements of Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, or SFAS No. 123R, as of January 1, 2006. SFAS No. 123R addresses all forms of share-based payment awards, including shares issued under stock options and restricted stock. SFAS No. 123R requires us to expense share-based payment awards with compensation cost for share-based payment transactions measured at fair value. The actual amount of stock-based compensation expense in any fiscal period depends on a number of factors, including the number of shares subject to the stock options issued, the fair value of the common stock at the time of issuance and the volatility of our stock price over time.

Our stock-based compensation expense relates to the following:

•	the fair value of stock options issued to employees since January 1, 2006;

•	stock options issued to employees prior to 2006 in situations in which the exercise price was less than the deemed fair value of the common stock on the date of grant; and

•	stock options issued to non-employees.

In the three most recent years, cost of revenue and operating expenses included stock-based compensation expense as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Stock-Based Compensation Expense:
Cost of revenue	$—	$3	$29
Sales and marketing expense	—	17	137
Research and development expense	—	29	136
General and administrative expense	28	76	233

Total stock-based compensation expense	$28	$125	$535

As of December 31, 2007, we had $1.7 million of total compensation cost related to outstanding stock options that had not been amortized. These costs, net of forfeitures, will be amortized on a straight-line basis over a weighted average period of 2.5 years.

Additional Key Elements of Financial Performance

We present information below with respect to cash flow from operating activities and free cash flow. Free cash flow is a measure of financial performance calculated as cash flow from operating activities less purchases of property and equipment and capitalization of software development costs.

Management uses these metrics to track business performance. Customer collections and, consequently, cash flow from operating activities and free cash flow are driven by sales transactions and related service billings, rather than recognized revenues. We believe cash flow from operating activities and free cash flow are useful measures of the performance of our business because, in contrast to income statement metrics that rely principally on revenue and profitability, cash flow from operating activities and free cash flow capture the contribution of increases in deferred revenue and the offsetting effect of increases in accounts receivable. We believe that, for similar reasons, these metrics are often used by security analysts, investors and other interested parties in the evaluation of on-demand and other software companies.

The term “free cash flow” is not defined under U.S. generally accepted accounting principles, or GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with GAAP. All or a portion of free cash flow may be unavailable for discretionary expenditures. Free cash flow has limitations as an analytical tool, and when assessing our operating performance, you should not consider free cash flow in isolation from, or as a substitute for, data such as net income (loss), derived from financial statements prepared in accordance with GAAP.

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Cash flows from operating activities	$785	$5,842	$9,185
Purchases of property and equipment	(453)	(1,700)	(2,682)
Capitalization of software development costs	—	(215)	(870)

Free cash flow (non-GAAP)	$332	$3,927	$5,633

The increased cash flow from operating activities in 2006 principally reflected (a) growth in payments received under subscription agreements with new customers, (b) an increased percentage of subscription agreements with annual, rather than quarterly, payment terms, (c) our improved management and collection of accounts receivable, and (d) increased net income. Increased cash flow from operating activities in 2007 reflected growth in payments received under subscription agreements with new customers, as well as additional increases in the percentage of subscription agreements with annual payment terms. This increase was offset in part by a higher level of accounts receivable and our net loss for the year. For additional discussion of our cash flow from operating activities, see “— Liquidity and Capital Resources — Cash Flow from Operating Activities.”

Free cash flow in 2006 and 2007 reflected, in addition to the factors driving cash flow from operating activities, our growing levels of purchases of property and equipment and, to a lesser extent, capitalization of software development costs.

We expect cash flow from operating activities and free cash flow to increase in 2008, primarily due to subscription agreements with new customers and renewal subscription agreements with existing customers for increased levels of service commitments.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with the following critical accounting policies have the greatest potential impact on our consolidated financial statements:

•	revenue recognition;

•	internal use software;

•	stock-based compensation;

•	business combinations;

•	impairment of long-lived assets;

•	impairment of goodwill;

•	preferred stock warrant; and

•	income taxes.

For further information on our significant accounting policies, see note 2 to the consolidated financial statements appearing at the end of this prospectus.

Revenue Recognition

We derive revenue principally from subscription arrangements permitting customers to access and utilize our on-demand software and from related implementation and professional services fees. We recognize revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the service has been provided to the customer;

•	the collection of the fee is probable; and

•	the amount of the fees to be paid by the customer is fixed or determinable.

Our subscription arrangements do not provide customers the right to take possession of the software at any time, nor do the arrangements contain rights of return. Because we provide our software as a service, we recognize revenue in accordance with SEC Staff Accounting Bulletin, or SAB, No. 104, Revenue Recognition. Subscription arrangements often contain multiple service elements. These elements include access to our on-demand services and may specify initial professional services, including implementation and training.

In determining whether consulting services can be accounted for separately from subscription revenue, we follow the guidance in Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. In applying this guidance, we determined that we do not have objective and reliable evidence of the fair value of the subscription to our services after delivery of specified initial services. We therefore account for our subscription agreements and related service fees as a single unit of accounting. As a result, all revenue from multiple element subscription arrangements is deferred until the specified initial services have been delivered, after which all revenue is recognized ratably, on a daily basis, over the remaining term of the subscription.

Subscription service revenue is deferred upon invoicing and is recognized ratably, on a daily basis, over the term of the subscription. The subscription term commences once we have enabled the service for a customer, provided all other elements have been delivered.

We recognize revenue resulting from professional services sold separately from the subscription services when those professional services are delivered and all other revenue recognition criteria are met.

Internal Use Software

We follow the guidance set forth in Statement of Position, or SOP, No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, in accounting for the development of our on-demand software and other software we develop for internal use. The costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use. Capitalized costs associated with the development of internal use software are amortized to cost of revenue on a straight-line basis over the software’s estimated useful life, generally three years. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Capitalized costs associated with the development of internal use software were $215,000 in 2006 and $870,000 in 2007. No costs were capitalized in 2005.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for stock-based compensation arrangements according to the provisions of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees, and related interpretations. Our stock option awards generally have been granted with an exercise price equal to the estimated fair value of the underlying common stock on the grant date, and accordingly, any stock-based compensation related to stock option grants was not material under APB No. 25. We applied the disclosure provisions under SFAS No. 123, Accounting for Stock-Based Compensation, and related interpretations, as if the minimum value method had been applied in measuring compensation expense using the intrinsic value method. As a result, stock-based compensation expense, based upon the minimum value method, was included as a pro forma disclosure in the notes to our consolidated financial statements for stock-based compensation awards granted prior to January 1, 2006.

Effective January 1, 2006, we adopted SFAS No. 123R, a revision of SFAS No. 123 that supersedes APB No. 25 and related interpretations. SFAS No. 123R requires all share-based compensation to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable service period. We adopted this statement using the prospective transition method, which does not result in restatement of our previously issued financial statements and requires only new awards or awards that are modified, repurchased or canceled after the effective date to be accounted for under the provisions of SFAS No. 123R. Under the prospective method, stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. We recognize compensation expense for stock-based compensation awards on a straight-line basis over the requisite service period of the award. Pursuant to the income tax provisions included in SFAS No. 123R, we have elected the “short-cut method” of computing the hypothetical pool of additional paid-in capital that is available to absorb future tax benefit shortfalls.

Determining the appropriate fair value model and calculating the fair value of stock-based payment awards require the use of highly subjective estimates and assumptions, including the estimated fair value of common stock, expected life of the stock-based payment awards and stock price volatility.

During 2006 and 2007, we used the Black-Scholes option-pricing model to value our option grants and determine the related compensation expense. We have historically been a private company and lack company-specific historical and implied volatility information. Therefore, we estimate our expected volatility based on the historical volatility of our publicly traded peer companies and expect to continue to do so until such time as we have adequate historical data regarding the volatility of our traded stock price. The expected term of options has been estimated based upon comparable peer company terms. The risk-free interest rate used for each grant is based on a U.S. Treasury instrument with a term similar to the expected term of the option. SFAS No. 123R requires that we recognize compensation expense for only the portion of options that are expected to vest. We have estimated expected forfeitures of stock options with the adoption of SFAS No. 123R to be 10% for 2006; and 10% for employees and 5% for officers for 2007. In developing a forfeiture rate estimate, we have considered our historical experience. If there are additional forfeitures of unvested options, adjustments to compensation expense may be required in future periods.

The assumptions used in calculating the fair value in 2007 were weighted average risk-free interest rates ranging from 3.28% to 4.82%, expected term of 5.0 years, weighted average expected volatility ranging from 40.8% to 45.1%, and no expected dividends. These assumptions represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different. The most significant input into the Black-Scholes option-pricing model used to value our option grants is the fair value of common stock. If the estimate of fair value of common stock were increased by $1.00 as of the date of each stock grant, stock-based compensation expense for 2007 would have increased by $386,000.

As a result of the adoption of SFAS No. 123R, we recognized stock-based compensation of $125,000 in 2006 and $535,000 in 2007. As of December 31, 2007, we had $1.7 million of total compensation cost related to outstanding stock options that had not been amortized. These costs, net of forfeitures, will be amortized on a straight-line basis over a weighted average period of 2.5 years.

From May 7, 2007 (the date that was one year prior to the initial filing date of the registration statement of which this prospectus forms a part) through December 31, 2007 (the date of the latest consolidated balance sheet included in this prospectus), we granted options to purchase shares of common stock as follows:

	Number of	Exercise Price
Grant Date	Option Shares	Per Share

July 24, 2007	51,000	$4.35
December 6, 2007	872,500	5.46
December 18, 2007	3,500	5.46

We historically have granted stock options at exercise prices equivalent to the fair value of the common stock as of the date of grant, as determined by the board of directors with input from management. Because there has been no public market for the common stock, the board determined the fair value of the common stock by considering a number of objective and subjective factors, including our financial performance and projections, the relative illiquidity of the common stock, the preferences of our outstanding convertible preferred stock as compared to the common stock, including the redemption, liquidation preferences and dividend rights, and peer group trading multiples.

In April 2008, in connection with our preparation of consolidated financial statements for the years ended December 31, 2006 and 2007, the board instructed management to prepare a valuation analysis to retrospectively determine the fair value of the common stock for purposes of the stock option grants during those years. These valuations were prepared using the probability-weighted expected return method. Under this methodology, the fair market value of the common stock was estimated based upon an analysis of future values assuming four possible outcomes: an initial public offering, a sale or merger, continued operation as a private company, and dissolution. The probability-weighted present value of expected future investment returns was then determined, based on the future value, likelihood and timing of each of these possible outcomes. The anticipated likelihood and timing of each of the possible outcomes were based on the plans of the board and management.

The initial public offering scenario analyses utilized the guideline public company method. Management and the board estimated our enterprise value under the guideline public company method by comparing our company to publicly traded companies in our industry group. The companies used for comparison under the guideline public company method were selected based on a number of factors, including the similarity of their industry, business model and financial risk to ours. In determining our enterprise value under this method, the board used a risk-adjusted enterprise value multiple to trailing twelve months revenue ratio and then applied the ratio to our revenue. This ratio was 3.6 in July 2007 and 3.7 in December 2007, based on the median of the guideline companies.

The sale or merger and private company scenario analyses utilized averages of the guideline public company method and the discounted future cash flow method. Management and the board estimated our enterprise value under the guideline public company method, as described above. Management and the board also estimated our enterprise value under the discounted future cash flow method, which involves applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue, costs and capital requirements. Our assumptions underlying the estimates were consistent with the plans and estimates that we use to manage the business. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which were 22% in July 2007 and 21% in December 2007.

The dissolution scenario analyses assumed that the common stock had no value.

As discussed more fully in note 11 to the consolidated financial statements appearing at the end of this prospectus, we granted stock options with a weighted average exercise price of $4.00 in 2007. The board determined that the fair value of the common stock was $3.34 per share on July 24, 2007 and increased to $4.18 as of December 6 and 18, 2007. The following discussion describes the reasons for the difference between the fair value of the common stock on these grant dates and the mid-point of the price range set forth on the front cover of this prospectus of $      per share.

During the quarter ended June 30, 2007, we continued to operate our business in the ordinary course. Our customer and subscription revenue both continued to grow. We began, however, to operate at a loss, primarily due to increases in operating expenses to support the growth of our business, including the funding of new marketing programs. In June 2007, we acquired selected assets of BrowserCam, Inc., which provided us with additional customers and key technology used in Reality View XF, in exchange for $1.5 million in cash, a promissory note in the principal amount of $725,000 and potential additional payments based on revenue during the year following the acquisition. We extended our service offerings across the web application lifecycle to include the initial testing of a new application while in development. We introduced Reality Load XF and Actual Experience XF in May 2007 and Reality Check XF in June 2007. In reviewing our performance during June 2007, the board determined that we might be approaching a size that would permit us to launch an initial public offering. As a result, the board and management began to consider and plan for the possibility of an initial public offering, although no discussions regarding an offering were held with third parties during the quarter. In calculating the fair value of the common stock, the board adjusted the scenario probabilities to reflect the increased possibility of an initial public offering. Based on this calculation, the board determined the fair value of the common stock to be $3.34 per share as of July 24, 2007.

During the quarters ended September 30, 2007 and December 31, 2007, we continued to operate our business in the ordinary course. Our customer and subscription revenue both continued to grow, although we continued to operate at a loss, primarily due to increases in operating expenses to support the growth of the business, including the hiring of additional personnel in sales and research and development. In November 2007, we introduced Reality View XF. During November 2007, we held preliminary discussions with several investment banks about a possible initial public offering. The board adjusted the scenario probabilities accordingly and, based on this calculation, determined the fair value of the common stock to be $4.18 as of each of December 6, 2007 and December 18, 2007.

In January 2008, we selected investment banks to serve as the managing underwriters of this offering. We held an organizational meeting for this offering in February 2008 and filed the registration statement for this offering with the SEC in May 2008.

Business Combinations

We have completed five acquisitions of businesses, which have resulted in the recording of identifiable intangible assets based on the estimated fair value of those assets and goodwill in our consolidated financial statements. Intangible assets consist of acquired customer relationships, trade names, developed technology, non-competition agreements and patents. Intangible assets are amortized either on a straight-line basis or on a basis relative to their economic benefit over their estimated useful lives ranging from two to ten years. Accounting for these acquisitions requires us to make determinations about the fair value of assets acquired, including intangible assets, and liabilities assumed, and those determinations involve estimates and judgments.

Impairment of Long-Lived Assets

We review the carrying value of a long-lived asset for possible impairment whenever an event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment charge is recognized when the sum of the expected future undiscounted cash flows is less than the carrying value of the asset at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The determination of the expected future undiscounted cash flows attributable to a long-lived asset involves estimates and judgments. Changes in our underlying business, for example, could affect these estimates, which in turn could affect the recoverability of long-lived assets.

Impairment of Goodwill

We assess the impairment of goodwill as of December 31 of each year or more frequently if impairment indicators arise, except that we assess the impairment of goodwill attributable to any acquisition during the preceding 12 months in the quarter in which the first anniversary of the acquisition occurs. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. We test for impairment at the reporting unit level using a two-step, fair-value based approach. The first step determines the fair value of the reporting unit and compares that fair value to the reporting unit’s carrying value. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the respective reporting unit. The determination of the expected future discounted cash flows attributable to a long-lived asset involves estimates and judgments. Changes in our underlying business, for example, could affect these estimates, which in turn could affect the recoverability of goodwill. If the reporting unit’s fair value is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess. We conducted an annual impairment test as of December 31, 2007 and did not identify any impairment.

Preferred Stock Warrant

In connection with our entering into the financing arrangement with Hercules Technology Growth Capital in December 2004, we issued a warrant exercisable to acquire shares of our Class C convertible preferred stock, which is redeemable in specified circumstances at the election of holders. Prior to July 1, 2005, we recorded the estimated fair value of the warrant at issuance as a component of equity and as a discount to the related debt, which is being amortized to interest expense over the life of the debt agreement with respect to which the warrant was issued.

Effective as of July 1, 2005, we adopted Financial Accounting Standards Board, or FASB, Staff Position, or FSP, No. 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, which affirms that freestanding warrants relating to redeemable shares are liabilities that should be recorded at fair value. We estimated the fair value of the warrant at December 31, 2005 and 2006 and at each subsequent quarter end using the Black-Scholes option valuation model. This model utilizes as inputs the estimated fair value of the underlying preferred stock at the valuation measurement date, the remaining contractual term of the warrant, risk-free interest rates, expected dividend yield and expected volatility of the price of the underlying preferred stock. We will continue to adjust this liability for changes in fair value until the earliest of (a) the exercise or expiration of the warrant, (b) the completion of the initial public offering of the common stock, at which time the warrant will become exercisable for common stock, and (c) the completion of another liquidation event. At the time of any such exercise or expiration or completion of any such offering or liquidation event, the fair value of the warrant will be remeasured and the liability will be reclassified to additional paid-in capital. Upon the completion of this offering, a final measurement of fair value will be made, expense will be recorded based on that measurement, the warrant automatically will become exercisable for common stock, and the related liability will be reclassified to additional paid-in capital.

Income Taxes

We are subject to income taxes in both the United States and foreign jurisdictions, and we use estimates in determining our provision for these income taxes. Deferred tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities are determined separately by tax jurisdiction. In making these determinations, we estimate tax assets, related valuation allowances, current tax liabilities and deferred tax liabilities, and we assess temporary differences resulting from differing treatment of items for tax and accounting purposes. At December 31, 2007, our deferred tax assets consisted primarily of domestic and international net operating loss carryforwards and temporary differences. We assess the likelihood that deferred tax assets will be realized, and we recognize a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realized. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2007, we had a partial valuation allowance against our deferred tax asset. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgments that are subject to audit by tax authorities in the ordinary course of business.

In July 2006, the FASB issued Interpretation, or FIN, No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements. Differences between the amounts recognized in the statement of financial position prior to adoption of FIN No. 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We adopted the provisions of FIN No. 48 effective January 1, 2007. As a result, we recorded, as of January 1, 2007, a decrease of $95,000 in retained earnings and a corresponding increase in long-term taxes payable. As of January 1, 2007, we had uncertain tax benefits of $635,000.

Results of Operations

The following table sets forth selected statement of operations data as percentages of revenue:

	Year Ended December 31,
	2005	2006	2007
	(Percentage of revenue)

Consolidated Statement of Operations Data:
Revenue	100%	100%	100%
Cost of revenue	26	23	27

Gross margin	74	77	73

Operating expenses:
Sales and marketing	47	45	49
Research and development	8	13	15
General and administrative	17	13	14

Total operating expenses	72	71	78

Operating income (loss)	2	6	(5)
Interest income (expense), net	(3)	(1)	0
Change in fair value of warrant	0	(1)	(1)
Other income, net	2	0	0

Income (loss) before provision for income taxes	1	4	(6)
Provision for income taxes	0	1	1

Net income (loss)	1%	3%	(7)%

Years Ended December 31, 2005, 2006 and 2007

Revenue

	Year Ended December 31,			% Change
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
	(In thousands)

Revenue	$14,846	$21,705	$32,628	46%	50%

The increases in revenue from 2005 to 2006 and from 2006 to 2007 were due to growth in both the number of customers for our web experience monitoring services and the amount of revenue from existing customers that expanded their usage of services for which they previously subscribed.

Revenue from customers outside of the United States represented 15% of revenue in 2005 and 16% of revenue in each of 2006 and 2007. Revenue from customers outside the United States in 2007 reflected our ongoing efforts to expand the number of our locations outside of the United States as well as revenue from Sysformance, which we acquired in February 2007.

No customer accounted for more than 10% of our revenue in 2005, 2006 or 2007.

Cost of Revenue and Gross Margin

	Year Ended December 31,			% Change
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
	(Dollars in thousands)

Cost of revenue	$3,824	$5,056	$8,806	32%	74%
Gross profit	11,022	16,649	23,822	51	43
Gross margin	74%	77%	73%	n/a	n/a

Cost of revenue increased $1.2 million from 2005 to 2006, primarily due to increases of (a) $541,000 in employee salaries and benefits and related costs resulting from increased headcount, (b) $271,000 in data center costs, and (c) $266,000 in depreciation attributable to purchases of network infrastructure equipment.

Cost of revenue increased $3.8 million from 2006 to 2007, primarily due to increases of (a) $1.5 million in data center costs, (b) $1.0 million in employee salaries, benefits and related costs, including stock-based compensation expense, resulting from increased headcount, (c) $338,000 in depreciation attributable to continuing purchases of network infrastructure equipment, (d) $301,000 in facility costs, and (e) $212,000 in amortization of intangible assets obtained in acquisitions. The increased cost of revenue was necessary for us to support a growing customer base and increases in the number of page views from which we capture data.

Gross margin increased by 3% from 2005 to 2006, as revenue increased by 46% while cost of revenue grew 32%. After leveraging our existing network infrastructure in 2006, we accelerated our rate of investment in data centers and our spending on expenses relating to client services and network operations personnel. As a result of this focus on building our network infrastructure to support longer-term growth, gross margin decreased 4% from 2006 to 2007 despite the 50% growth in revenue during that period.

Operating Expenses

	Year Ended December 31,			% Change
	2005	2006	2007	2005 vs. 2006	2006 vs. 2007
	(In thousands)

Sales and marketing expense	$7,030	$9,671	$15,973	38%	65%
Research and development expense	1,254	2,819	4,862	124	72
General and administrative expense	2,507	2,842	4,482	13	58

Total operating expenses	$10,791	$15,332	$25,317	42%	65%

Sales and Marketing Expense.  Our sales and marketing employee headcount increased during 2006 and 2007 as we hired additional sales personnel to help us add new customers and expand into new geographic regions. Sales and marketing expense increased $2.6 million from 2005 to 2006, primarily as a result of increases of (a) $1.0 million in employee salaries and benefits and related costs, (b) $856,000 in marketing program costs, (c) $387,000 in facility-related costs, and (d) $219,000 in commission costs. From 2006 to 2007, sales and marketing expense increased $6.3 million, primarily due to increases of (a) $3.5 million in employee salaries and benefits and related costs, including $119,000 attributable to increased stock-based compensation expense, (b) $1.1 million in commission costs, (c) $919,000 in marketing program costs due to increased advertising, communications and events to expand awareness of our company and products, and (d) $447,000 in travel-related costs.

Research and Development Expense.  In order to enhance our existing service offerings and develop new technologies, we opened our research and development office in the People’s Republic of China in 2006 and increased our research and development organization in the People’s Republic of China by 23 personnel in 2006 and 15 personnel in 2007. Research and development expense increased $1.6 million from 2005 to 2006, reflecting increases of (a) $1.4 million in employee salaries and benefits and related costs and (b) $177,000 in facilities costs. These increases were offset in part by our capitalization of $215,000 of software development costs. From 2006 to 2007, research and development expense increased $2.0 million, reflecting increases of (a) $2.3 million in salaries and benefits and related costs, including $107,000 attributable to increased stock-based compensation expense, and (b) $248,000 in facilities costs. These increases were offset in part by our increase in capitalization of $655,000 of software development costs.

General and Administrative Expense.  During 2006 and 2007, we increased our general and administrative headcount to support the continuing growth of our business. General and administrative expense increased $335,000 from 2005 to 2006, reflecting an increase of $543,000 in employee salaries and benefits and related costs that was offset in part by (a) a decrease of $127,000 in facility-related costs in 2006 and (b) a $81,000 restructuring charge incurred in 2005. During 2004 and 2005, we undertook activities to reduce the cost structure of our business, including the termination of the employment of eight employees in 2004 and one employee in 2005. General and administrative expense increased $1.6 million from 2006 to 2007, primarily due to increases of (a) $1.0 million in employee salaries and benefits and related costs, including $202,000 attributable to increased stock-based compensation expense, and (b) $451,000 in outside accounting and legal services fees.

Other Income and Expenses

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Interest income (expense), net	$(384)	$(163)	$106
Change in fair value of warrant	(43)	(250)	(547)
Other income, net	304	8	(5)

Interest income (expense), net reflected sequential increases in interest income in 2006 and 2007 as cash flow from operating activities generated higher cash balances.

The sequential increases in the change in fair value of warrant in 2006 and 2007 resulted from the increasing fair value of our outstanding warrant to purchase Class C convertible preferred stock, which is redeemable in specified circumstances.

Other income decreased from 2005 to 2006 because of a contingent payment we received in 2005 as part of the consideration from our sale of the outstanding stock of Pro Holdings Corporation in 2004.

Provision for Income Taxes

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Provision for income taxes	$9	$321	$397

Our income before provision for income taxes increased by $804,000 from 2005 to 2006. As a result, our provision for foreign income taxes increased by $208,000 and our provision for U.S. federal and state income taxes increased by $104,000.

We incurred a loss before provision for income taxes of $1.9 million in 2007, after generating income before provision for income taxes of $912,000 in 2006. The increased profitability of certain of our international subsidiaries resulted in an increase of $136,000 in our provision for foreign income taxes from 2006 to 2007. This increase was offset in part by a decrease of $60,000 in our provision for U.S. federal and state income taxes, which reflected increased losses in the United States.

We provided for income taxes in the amount of $9,000 for 2005, which was lower than the 34% U.S. statutory federal income tax rate due primarily to changes in the valuation allowance recorded against net deferred tax assets. We provided for income taxes in the amount of $321,000 for 2006, which differed from the U.S. statutory federal income tax rate due primarily to state income taxes and the effect of non-deductible stock compensation and other non-deductible amounts. We provided for income taxes in the amount of $397,000 for 2007, which differed from the U.S. statutory federal income tax rate due primarily to foreign income taxes attributable to the increased profits of certain of our international subsidiaries.

As of December 31, 2007, we had net operating loss carryforwards for U.S. federal and state income tax purposes in the amount of $6.8 million and for foreign tax purposes in the amount of $9.0 million. We intend to use any carryforwards available to us to reduce our future tax payments. If not offset against future taxable income, these carryforwards will expire in tax years 2008 through 2027. After we have utilized all carryforwards available to us, we expect our income tax payments and related expense to increase materially.

Based upon our cumulative history of earnings over a 12-quarter period and an assessment of our expected future results of operations, we determined that it is not more likely than not that we would be able to realize a substantial portion of our U.S. and foreign net operating loss carryforward tax assets prior to their expiration. As a result, we continue to maintain a valuation allowance against deferred tax assets. We acquired deferred tax assets as the result of our acquisitions of WebPerform Group Limited and Sysformance AG. As of December 31, 2007, we had a total valuation allowance of $2.4 million resulting from these acquisitions.

Our effective tax rate could vary materially depending on the nature and timing of exercises and cancellations of stock options. Further, our effective tax rate may fluctuate within a fiscal year and from quarter to quarter, due to items arising from discrete events such as settlements of tax audits and assessments, resolution or identification of tax position uncertainties, and acquisitions of other companies.

We have recorded tax reserves to address potential exposures involving our income tax and sales and use tax provisions. These potential tax liabilities result from the varying application of statutes, rules, regulations and interpretations by different taxing jurisdictions. Our estimate of the value of these tax reserves reflects assumptions based on past experiences and on judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. It is possible that the ultimate tax liability or benefits from these matters may be materially different from the amount we have estimated.

Quarterly Results of Operations

The following tables set forth our unaudited quarterly consolidated statement of operations data for each quarter of 2007, as well as the percentage of revenue for each line item shown. This information has been derived from our unaudited interim consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. You should read these data together with our consolidated financial statements and the related notes appearing at the end of this prospectus.

	2007 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands)

Revenue	$7,450	$7,795	$8,324	$9,059
Cost of revenue	1,785	2,075	2,345	2,601

Gross profit	5,665	5,720	5,979	6,458

Operating expenses:
Sales and marketing	3,622	3,774	4,126	4,451
Research and development	1,062	1,125	1,205	1,470
General and administrative	945	1,262	1,120	1,155

Total operating expenses	5,629	6,161	6,451	7,076

Operating income (loss)	36	(441)	(472)	(618)
Interest income, net	9	24	43	30
Change in fair value of warrant	(119)	(147)	(140)	(141)
Other income (expense), net	19	(23)	6	(7)

Loss before provision for income taxes	(55)	(587)	(563)	(736)
Provision for income taxes	11	121	116	149

Net loss	$(66)	$(708)	$(679)	$(885)

	2007 Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
	(Percentage of revenue)

Revenue	100%	100%	100%	100%
Cost of revenue	24	27	28	29

Gross margin	76	73	72	71

Operating expenses:
Sales and marketing	49	48	50	49
Research and development	14	15	15	16
General and administrative	13	16	13	13

Total operating expenses	76	79	78	78

Operating income (loss)	0	(6)	(6)	(7)
Interest income, net	0	0	1	0
Change in fair value of warrant	(1)	(2)	(2)	(2)
Other income (expense), net	0	0	0	0

Loss before provision for income taxes	(1)	(8)	(7)	(9)
Provision for income taxes	0	1	1	2

Net loss	(1)%	(9)%	(8)%	(11)%

Revenue increased sequentially in each quarter of 2007, due both to expanded use of our web experience monitoring services by existing customers and to sales of our services to new customers.

Gross margin decreased sequentially in each quarter of 2007, primarily due to increases in (a) staffing for our client services and network operations groups, (b) expenses relating to the expansion of our network, primarily in international locations, (c) depreciation resulting from higher capital expenditures and (d) amortization of intangible assets resulting from our acquisition of BrowserCam and Sysformance.

The absolute dollar amount of operating expenses increased sequentially in each quarter of 2007, primarily due to higher salaries, benefits and related costs associated with our hiring of additional personnel in our sales and marketing, research and development, and general and administrative organizations to support the growth of our business. The increase in general and administrative expense in the second quarter also reflected a write-off for our move to new corporate headquarters. Operating expenses increased at a similar rate as revenue.

Our quarterly revenue and operating results may fluctuate due to a variety of factors as discussed in “Risk Factors — Our quarterly operating results can be difficult to predict and can fluctuate substantially, which could result in volatility in the price of the common stock.”

Liquidity and Capital Resources

Sources of Funds

From our inception in November 2001 through 2004, we funded our operations, including our development, introduction and enhancement of our services and our acquisitions, principally through issuances of convertible preferred stock and secured notes and the sale of a consulting business. Since 2005, we have funded our operations principally through cash flow from operating activities and, to a limited extent, sales of convertible preferred stock to our new chief executive and financial officers.

We believe our existing cash and cash equivalents, our cash flow from operating activities and our net proceeds of this offering will be sufficient to meet our anticipated cash needs for at least the next twelve months. Our future working capital requirements will depend on many factors, including the rate of our revenue growth, the timing and extent of our introduction of new features and complementary services for our on-demand ExperienceFirst platform, and the timing of our expansion of research and development and sales and marketing activities. To the extent our cash and cash equivalents, cash flow from operating activities, and net proceeds of this offering are insufficient to fund our future activities, we may need to raise additional funds through bank credit arrangements or public or private equity or debt financings. We also may need to raise additional funds in the event we determine in the future to effect one or more acquisitions of businesses, technologies and products. If additional funding is required, we may not be able to obtain bank credit arrangements or to effect an equity or debt financing on terms acceptable to us or at all.

Sales of Capital Stock

We have sold shares of Class C convertible preferred stock for gross proceeds totaling $9.3 million, of which we raised $6.1 million in 2003, $2.5 million in 2004 and $721,000 in 2006. We did not receive any proceeds from issuances of Class A or Class B convertible preferred stock, which were issued upon conversion of notes in a recapitalization effected in September 2003.

From January 1, 2005 through March 31, 2008, we sold shares of common stock upon option exercises for gross proceeds totaling $723,000, of which we received $52,000 in 2005, $388,000 in 2006, $242,000 in 2007 and $41,000 in the quarter ended March 31, 2008.

Issuances of Secured Notes

We issued subordinated secured convertible notes and related common stock warrants for gross proceeds totaling $10.3 million, of which $4.9 million was received in 2002 and $5.4 million was received in 2003. All of these notes were converted into Class A and Class B convertible preferred stock in the recapitalization effected in September 2003.

We issued a secured note and related Class C convertible preferred stock warrant to Hercules Technology Growth Capital in December 2004 for gross proceeds of $3.0 million. The note was payable in monthly installments and was secured by a pledge of accounts receivable, equipment, investment property and financial assets. The final installment of the note was paid in January 2008. The warrant automatically will become exercisable for common stock upon completion of this offering.

Disposition of Consulting Business

In February 2004, we sold the outstanding stock of our subsidiary Pro Holdings Corporation, a provider of Internet consulting services, in exchange for $1.3 million in cash, including a payment based upon revenue of Pro Holdings during the year following the sale.

Cash Flow from Operating Activities

Our cash flow from operating activities is significantly influenced by (a) the amount of cash we invest in personnel and our ExperienceFirst network to support anticipated future growth in our business, (b) increases in the number of customers using our web experience management services, and (c) the amount and timing of subscription payments by customers.

As we initiated and grew our business from our inception in November 2001 through 2004, our operating activities used cash flow. Our cash flow from operating activities during the past three fiscal years was as follows:

	Year Ended December 31,
	2005	2006	2007
	(In thousands)

Cash flow from operating activities	$785	$5,842	$9,185

Cash flow from operating activities during 2005 was the result primarily of (a) an increase in deferred revenue of $3.1 million billed to customers in advance of when we recognized revenue, (b) depreciation expense of $432,000, reflecting continuing growth in the capital investment in our network, and (c) net income of $99,000. These were partially offset by an increase of $2.7 million in accounts receivable and a decrease of $286,000 in accrued expenses.

Cash flow from operating activities during 2006 reflected (a) an increase in deferred revenue of $3.3 million billed to customers in advance of when we recognized revenue, (b) depreciation expense of $764,000, reflecting continuing growth in the capital investment in our network, (c) an increase of $713,000 in accrued expenses and (d) net income of $593,000. These were partially offset by an increase of $261,000 in other current assets.

Cash flow from operating activities during 2007 was the result primarily of (a) an increase in deferred revenue of $9.3 million billed to customers in advance of when we recognized revenue, (b) an increase of $1.5 million in accrued expenses, (c) an increase of $1.6 million in accounts payable, (d) depreciation expense of $1.2 million reflecting the continuing growth in the capital investment in our network, (e) stock-based compensation expense of $535,000 and (f) amortization expense of $397,000 resulting from our acquisitions of Sysformance AG and BrowserCam, Inc. in 2007. These were partially offset by (a) a net loss of $2.3 million and (b) an increase in accounts receivable of $4.1 million.

Working Capital

The following table sets forth selected working capital information:

	As of December 31,
	2005	2006	2007
	(In thousands)

Cash and cash equivalents	$3,178	$7,133	$9,461
Accounts receivable, net of allowance for doubtful accounts	4,704	4,877	9,042
Deferred revenue	6,278	9,723	19,139
Working capital	(1,913)	(2,496)	(8,730)

Our cash and cash equivalents at December 31, 2007 were unrestricted and held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Our accounts receivable balance fluctuates from period to period, which affects our cash flow from operating activities. Fluctuations vary depending on cash collections, client mix and the volume of monthly usage of our services.

Deferred revenues consist of billings or payments received in advance of revenue recognition for our on-demand and professional services, because we generally bill for our services at the outset of the arrangement and recognize revenue over the subsequent service period. Deferred revenue increased between 2005 to 2007 as the result of our entering into subscription agreements that reflected both expanded relationships with existing customers and relationships with new customers. In addition, a higher percentage of those subscription agreements contained annual in advance payment terms, as opposed to shorter quarterly or monthly payment periods.

Uses of Funds

Acquisitions

In February 2007, we acquired the outstanding stock of Sysformance AG for a purchase price of $989,000, which consisted of (a) an upfront purchase price of $281,000 in cash, (b) a $200,000 advance in cash against future revenue-based payments, (c) $151,000 in acquisition costs and (d) an additional $357,000 paid in May 2008 based on achievement of revenue-based performance metrics through January 2008. We expect to pay an additional revenue-based amount in the first quarter of 2009.

In June 2007, we acquired assets of BrowserCam, Inc. for a purchase price of $2.3 million, which consisted of (a) an upfront purchase price of $1.5 million in cash, (b) a promissory note having a principal amount of $725,000 and a present value of $704,000 on the acquisition date, and (c) $79,000 in acquisition costs. We paid the promissory note in full in the first quarter of 2008. We expect to pay an amount under the earn-out provision in the third quarter of 2008.

Capital Expenditures

Our capital expenditures totaled $453,000 in 2005, $1.7 million in 2006 and $2.7 million in 2007. Substantially all of these capital expenditures were made to purchase computer equipment for our ExperienceFirst network, in order to support our continuing business growth.

In 2008, we intend to continue to invest in computer equipment for our network and, to a lesser extent, in fixed assets as we expand our facilities. We expect our capital expenditures for these purposes will total up to $3.5 million in 2008. The extent of these investments may be affected by the pace with which we add new customers and support growth in contractual commitments of existing customers. We expect to achieve certain economies of scale as we expand our network infrastructure and utilize our network hardware more efficiently, which we expect will result, in the long-term, in a reduction in the percentage of revenue represented by capital expenditures for network computer equipment. We are not currently party to any purchase contracts related to future capital expenditures.

Capital expenditures do not include certain costs associated with the development of new functionality for our internal use software.

Capitalized Software Development Costs

We capitalized software development costs totaling $215,000 in 2006 and $870,000 in 2007. Substantially all of these costs were incurred in connection with the development of on-demand software and other software developed for internal use.

In accordance with Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, certain qualifying internal-use software development costs that are incurred during the application development stage are capitalized and then amortized over the software’s estimated useful life of three years. Costs of enhancements to internal-use computer software are capitalized and amortized over the software’s estimated useful life if those enhancements result in additional functionality and are qualified expenditures. All other development costs are expensed as incurred.

In order to continue to build our ExperienceFirst measurement network and to develop additional functionality and services for our ExperienceFirst platform, we intend to continue to invest in research and development activities that will result in our capitalization of additional software development costs. We expect our capitalized software development costs will total $1.0 million in 2008. The extent of these investments may be affected by the pace with which we add new customers and support growth in contractual commitments of existing customers. We expect to achieve certain economies of scale as we expand our network infrastructure and utilize our network hardware more efficiently, which we expect will result, in the long-term, in a reduction in the percentage of revenue represented by capitalized software development costs.

Contractual Obligations and Requirements

The following table sets forth our commitments to settle contractual obligations as of December 31, 2007:

	Less than	1 to 3	3 to 5	More than
	1 Year	Years	Years	5 Years	Total
	(In thousands)

Capital leases	$76	$8	$—	$—	$84
Operating leases:
Data centers and bandwidth	1,075	839	—	—	1,914
Office space	1,018	2,300	905	—	4,223
Promissory notes	802	—	—	—	802

Total	$2,971	$3,147	$905	$—	$7,023

The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty or that have remaining terms of less than 12 months.

As of December 31, 2007, we did not have any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Other than our operating leases for office space, data centers and bandwidth, we do not engage in off-balance sheet financing arrangements. In addition, we do not engage in trading activities involving non-exchange traded contracts. We therefore believe that we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Operating lease obligations with respect to data centers and bandwidth consisted of amounts arising under long-term agreements with third parties for (a) our central data warehouse and three other data center facilities and (b) bandwidth and hosting services around the world.

Operating lease obligations with respect to office space consisted of amounts arising under lease agreements for (a) our current headquarters in Lexington, Massachusetts, and (b) our former headquarters, which also were located in Lexington, Massachusetts. For additional information about these lease agreements, see “Business — Facilities.”

Promissory notes obligations consisted of amounts outstanding under (a) a secured note payable to Hercules Technology and (b) a note payable to the former stockholder of BrowserCam.

We adopted FIN No. 48 on January 1, 2007. We are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of tax audit outcomes. As a result, uncertain tax positions of $429,000 are not included in the table above. For further information, see note 13 to the notes to the consolidated financial statements appearing at the end of this prospectus.

Material Weakness in Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

During the course of our preparing for this offering, our management determined that we had a material weakness as of December 31, 2007, because we did not maintain effective controls with respect to the timely preparation and review of our consolidated financial statements in accordance with U.S. generally accepted accounting principles. Specifically, our management determined that we had failed to employ and maintain a sufficient complement of finance and accounting personnel as of December 31, 2007, principally because our hiring of employees for accounting and reporting roles has not kept pace with the growth of our business and the increasing complexity of our financial reporting process. In addition, our management determined that we had failed to establish and maintain, as part of the financial close and reporting process, effective monitoring controls over:

•	Account reconciliations and post-closing reviews: We did not maintain adequate review procedures and monitoring controls to ensure the timely and accurate completion of balance sheet reconciliations and cut-off procedures.

•	Review of spreadsheets used to record revenue and monitor invoicing: We relied on spreadsheets to capture revenue from contracts, and did not maintain adequate controls and procedures regarding the review of those spreadsheets.

•	Review of income tax-related information: We did not have adequate review procedures and monitoring controls in place with respect to review of income taxes.

The material weakness resulted in audit adjustments to our consolidated financial statements for 2007 that affected revenue, accounts payable, prepaid expenses, deferred revenue, accrued liabilities and income tax accounts. This could have resulted in a material misstatement in our interim or annual consolidated financial statements that was not prevented or detected.

In April 2008, our management began activities to remediate the material weakness identified as of December 31, 2007. Among other things, we engaged a third-party consultant to provide an assessment of controls in place as of December 31, 2007 and to recommend remediation activities. Based upon the work performed in April 2007, we outlined a plan to improve the effectiveness of our internal controls and processes related to the identified material weakness. Some of the actions we have taken or expect to take under this plan are as follows.

•	We have been seeking to increase the size and improving the skill base of our accounting and finance organization. Since December 1, 2007, we have hired an Accounting Manager, a Director of Revenue Operations, an International Finance Manager and a staff accountant. We will continue to augment our accounting and finance staff, including hiring a tax professional, during 2008 to broaden and deepen our accounting resources. In particular, we have hired and are seeking to hire accounting personnel with significant experience in financial statement close and reporting for publicly traded companies.

•	We intend to implement a new revenue accounting system that we believe will enable us to record and report revenue as required to support our preparation of timely and accurate financial statements.

•	We believe our hiring of additional accounting personnel will reduce the extent to which we rely on third-party consultants for purposes of income tax accounting. We expect, however, that the complexity of some accounting issues, including issues involving income taxes, will require expertise best obtained from consultants. We intend to implement more formal review processes of the information obtained from third-party consultants related to such accounting transactions.

•	We are developing and communicating a comprehensive list of detailed accounting policies and procedures, including those related to balance sheet reconciliation and review processes, so that all policies are documented and communicated adequately and serve as a basis for reviewing and monitoring our accounting processes.

We believe that each of these actions will strengthen our internal control over financial reporting. Although underway, our plan to improve the effectiveness of our internal controls and processes is not complete. We plan to complete the remediation process as quickly as possible, although at this time we cannot estimate how long it will take.

The implementation of our remediation plan will require substantial expenditures, could take a significant period of time to complete, and could distract our officers and employees from the operation of our business. In particular, we will incur significant expenses in implementing a new revenue accounting system, including software license fees as well as fees of third-party consultants and employment-related expenses attributable to additional internal staffing. We are currently unable to estimate with reasonable certainty the anticipated costs associated with our remediation efforts.

The success of our remediation plan depends in large part on our ability to hire additional qualified personnel, which may be difficult to do, and on our successful transition to a new revenue accounting system, which could result in corruption or loss of data or other problems that could adversely affect our ability to produce accurate and timely financial statements. As a result, the remediation measures we take may not be effective to remediate the identified material weakness. Moreover, although we continually endeavor to improve our processes and controls, we or our independent public accountants may identify other material weaknesses in our internal control over financial statements that will require additional remediation efforts.

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting. We will be required to comply for the first time with Section 404 in connection with our annual report on Form 10-K for the year ending December 31, 2009. We are currently in the process of further documenting our system of internal control over financial reporting and we will add additional controls and procedures as needed in order to satisfy the requirements of Section 404. During the course of our testing, we may in the future identify deficiencies which we may not be able to remediate in time to comply with Section 404.

Section 404 also requires a report by our independent registered public accounting firm regarding the effectiveness of our internal control over financial reporting. Under current requirements, our independent registered public accounting firm is not required to evaluate and assess our internal control over financial reporting until its audit of our consolidated financial statements for the year ending December 31, 2009. Consequently, we will not be evaluated independently in respect of our controls for a substantial period of time after this offering is completed. As a result, we may not become aware of other material weaknesses in our internal control that may be later identified by our independent registered public accounting firm.

Our failure to remediate the material weakness identified as of December 31, 2007 or the identification in the future of other material weaknesses in our internal control over financial reporting may adversely affect our ability to report financial information, including the filing of our quarterly or annual reports with the SEC, on a timely and accurate basis and, in particular, may impair our ability to comply with Section 404 of the Sarbanes-Oxley Act. If we are unable to comply with Section 404 or otherwise to produce accurate and timely financial statements, our stock price may be adversely affected and we may be unable to maintain compliance with the listing requirements of The NASDAQ Global Market. See “Risk Factors — We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements.”

Effects of Inflation

Inflation and changing prices have not had a material effect on our business since January 1, 2005, and we do not expect that they will materially affect our business in the foreseeable future. However, the impact of inflation on replacement costs of equipment, cost of revenue and operating expenses, especially employee compensation costs, may not be readily recoverable in the price of our service offerings.

Off-Balance-Sheet Arrangements

As of December 31, 2007, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K of the SEC.

Qualitative and Quantitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

At December 31, 2007, we had unrestricted cash and cash equivalents totaling $9.5 million. These amounts were held for working capital purposes and were invested primarily in money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, would reduce future investment income.

Both of the promissory notes outstanding as of December 31, 2007 bore interest at fixed rates.

Change in Accountants

In July 2006, Deloitte & Touche LLP, our independent auditors, informed us that it was declining to stand for re-appointment in connection with the audit of our consolidated financial statements for the year ended December 31, 2005. Pursuant to Item 304 of the SEC’s Regulation S-K, we are required to disclose specified information in this prospectus in the event an independent accountant who previously was engaged to serve as the principal accountant to audit our consolidated financial statements has declined to stand for reelection since January 1, 2006. In accordance with Item 304, we confirm that, during the period from January 1, 2006 through the date on which Deloitte indicated to us that it declined to stand for reelection, we did not have any disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure that, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference thereto in its reports on our consolidated financial statements for prior years.

As further required by Item 304, we requested that Deloitte furnish us with a letter addressed to the SEC stating whether or not it agrees with the statements in the preceding paragraph. In response, Deloitte has advised us that it would not provide the requested letter because no financial statements audited by Deloitte appear in this prospectus.

On August 31, 2006, we engaged PricewaterhouseCoopers LLP as our new independent registered public accounting firm, effective for the year ended December 31, 2005. The engagement of PricewaterhouseCoopers was approved by the audit committee.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, however, the FASB issued FASB Staff Position FAS 157-2, Effective Date of FASB Statement No. 157, which permits entities to elect to defer the effective date of SFAS No. 157 for all non-financial assets and liabilities except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. We do not expect our adoption of SFAS No. 157 to have a material effect on our financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We currently are evaluating the desirability of adopting SFAS No. 159 and the effect such adoption would have on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations, or SFAS No. 141R. SFAS No. 141R expands the definition of a business combination and requires acquisitions to be accounted for at fair value. Fair value provisions are to be applied to contingent consideration, in-process research and development, and acquisition contingencies. Purchase accounting adjustments are to be reflected during the period in which an acquisition was originally recorded. Additionally, the SFAS No. 141R requires transaction costs and restructuring charges to be expensed. SFAS No. 141R is effective for the first reporting period beginning after December 15, 2008. We do not expect our adoption of SFAS No. 141R to have a material effect on our financial position, results of operations or cash flows.

In December 2007, the FASB also issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. SFAS No. 160 changes the accounting for minority interests, which are to be reclassified as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for us beginning in 2009. We do not expect our adoption of SFAS No. 160 to have a material effect on our consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to enhance the disclosure framework of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires enhanced disclosures about the purpose of an entity’s derivative instruments, how derivative instruments and hedged items are accounted for, and how the entity’s financial position, cash flows and performance are enhanced by the derivative instruments and hedged items. The guidance in SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. We do not expect SFAS No. 161 to have a material impact on our financial position, results of operations or cash flows.

BUSINESS

Overview

We are a leading provider of web experience management services, which customers use to test their web applications while in development and to monitor their web applications after deployment. Customers can use our on-demand services to improve the quality of the web experience in order to increase their revenue from web applications, reduce their operating costs, and extend their brand reputations. Our ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network, which we believe is the largest web experience measurement network in the world. Our ExperienceFirst network encompasses more than 150 backbone nodes, which are measurement computers co-located at the data center facilities of major telecommunication providers around the world, and over 40,000 last mile measurement points, which are Internet-connected personal computers operated by individuals located in more than 100 countries.

We deliver our services entirely through an on-demand, hosted model built on a multi-tenant architecture, which we believe makes it quick, easy and economical for customers to deploy and use our services. We offer our services on an annual subscription basis, principally through tiered usage plans based on the number of web page measurements performed. Our customers are companies that use the Internet to conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. At March 31, 2008, we had more than 2,000 customers worldwide across a wide range of industries, including communications media, financial services, retail, social media, technology, and travel and hospitality. Our customers include Adobe Systems, Capital One, CBS Sportsline, DoubleClick, Expedia, Facebook, Home Depot, JPMorgan Chase, MTV Networks, Orbitz, USA TODAY and Yahoo!. Our customers include 13 of the 20 companies with the most visited U.S. websites in March 2008, as reported by comScore, Inc. In the quarter ended March 31, 2008, customers used our services to perform more than 1.8 billion web measurements.

Industry Background and Trends

The Internet has fundamentally changed the way companies conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. Previously, companies executed business processes through client-server applications that interfaced with networked servers within the corporate firewall, limiting use of the application to those with access to the internal corporate network. By enabling dynamic, self-service web applications, the Internet has redefined a wide array of business processes, creating opportunities for new online companies and existing offline companies to capitalize on online initiatives. A web application — a collection of logically connected web pages managed as a single entity and delivered from a company’s website — provides any Internet user with an interactive experience in which a web browser interprets and displays web pages and the user returns input through elements embedded in those web pages. As business activity continues to migrate to the web, companies increasingly rely on web applications to drive revenue, limit operating costs, and extend brand reputation.

Broad Commercial Use of Web Applications

Websites have become dynamic, interactive transaction and communications systems capable of supporting a wide range of web applications, many of which can be critical to a company’s business. For businesses offering products and services to end consumers, web applications have become an increasingly significant channel for conducting commerce and transmitting content. Forrester Research estimated in January 2008 that U.S. retail and travel businesses, for example, will grow their online revenues from $175 billion in 2007 to $335 billion in 2012. Similarly, banks interact more and more frequently with their customers online, as reflected in the estimate of TowerGroup in May 2007 that the number of online customer banking transactions will expand from 11.8 billion in 2006 to 31.0 billion in 2010, a compounded annual growth rate of 27%.

Commercial use of the Internet extends beyond consumer applications. A wide range of business-to-business applications, such as global supply chain management, online order tracking and online business information services, are built upon an Internet infrastructure. Applications focused on employee communications, including automated employee benefit services and employee expense management services, are becoming more common, partly in response to the outsourcing of non-core business functions and increased employee mobility. Moreover, new classes of Internet-based applications, such as online communities, social networking sites, blogs and wikis, continue to emerge and evolve.

Imperative for High-Quality Web Experiences

When business activities are conducted on the web, the quality of the web experience becomes critical to the success of a company’s relationships with its customers and other constituencies. The web is a self-service medium, and a company cannot rely on live personnel or physical facilities to drive the success of Internet-based business activities. Instead, the quality of a user’s experience is driven by a web application’s performance — its functionality, availability, speed, consistency and ease of use. A user’s unsatisfactory experience with a company’s web application can lead to lost revenue, increased operating costs and diminished brand reputation for the company. If, for example, a user experiences long delays, poor availability or incompletely displayed pages when accessing a hotel’s website, the hotel may lose the user’s booking to a competitor or may experience higher costs as the result of the user completing the transaction by email or telephone. Similarly, a user’s perception of the reliability and sophistication of a bank can be severely diminished if the bank’s web application has poor visual characteristics, limited functionality or inconsistent availability.

Users’ expectations for the quality of the web experience continue to rise, based on their growing familiarity with the Internet, as well as the proliferation of increasingly sophisticated web technologies. As more and more people depend on the Internet for information and services important to their daily lives, they require increased functionality and reliability in their web experiences. Following the widespread availability of broadband technologies, users routinely expect faster, more sophisticated web experiences. Moreover, improvements in the quality of some companies’ web applications, such as the nearly instantaneous response time of Google search queries, raise user expectations for all web applications.

Growing Complexity of Web Environment

In the 1990s, corporate software applications typically resided on servers within a company’s information technology, or IT, infrastructure and primarily addressed needs of internal personnel. Websites were simple in design and limited in functionality, and they served principally to provide marketing and other content on static web pages. Users typically accessed web applications on a Microsoft Windows-based personal computer using a Netscape Navigator or Microsoft Internet Explorer browser. The web experience was largely controlled by the company’s IT organization and managed by software and hardware tools within the corporate firewall.

In recent years, websites have evolved from static informational resources into dynamic, interactive transaction and communications systems capable of supporting a wide range of applications, many of which can be critical to a company’s business. The web environment is becoming increasingly complex, and the web experience often comes together for the first time at the user’s browser, outside the view and control of the company. Several trends are driving the growing complexity of the web environment:

•	Third-party content. Companies’ web applications increasingly rely on third-party content and functionality, such as databases, banners, pop-ups and videos, that are provided outside the companies’ control. Companies that outsource capabilities such as ad serving, community forums, mapping services, online bill payment and search queries may be unable to assess the impact of the outsourced content or functionality on the quality of the web experience.

•	Numerous access alternatives. The consistency of the web experience can vary significantly depending upon the user’s browser, operating system and access device, as well as the user’s location and Internet connection. A growing percentage of users rely on browsers other than Microsoft Internet Explorer and operating systems other than Microsoft Windows, and users now can access web applications using a variety of devices, including handheld wireless devices such as mobile telephones and personal digital assistants, and web-enabled versions of, for example, kiosks and automated teller machines.

•	Multiple delivery alternatives. The Internet is a public infrastructure comprised of thousands of individual private and public networks, and there is no single path by which a web application will reach a user. A web application may use multiple redundant, geographically distributed data centers, a content delivery network or CDN, or application acceleration technologies. These delivery alternatives can make it difficult for a company to identify an application problem or to measure the quality of the web experience or to ensure the performance of the CDN.

•	Emerging web technologies. Web applications have begun to incorporate new technologies such as Adobe Flash, AJAX (Asynchronous JavaScript and XML) and Microsoft Silverlight that move functionality directly into a user’s browser. These technologies, sometimes called Web 2.0, facilitate the use of new types of content such as streaming video and enable web applications to be richer and more responsive. Many companies, however, do not have the expertise necessary to understand the full implications of incorporating these advanced technologies into web applications.

Inadequacy of Legacy Tools for Testing and Monitoring Today’s Web Applications

In the past, IT organizations have purchased hardware and software tools to test and monitor web applications. These tools have been designed primarily for applications on closed networks that reside inside the corporate firewall and that are accessed from a client application residing on a user’s personal computer or a web application via a custom-built interface or a single browser and operating system controlled by the IT organization. These legacy tools are unable, however, to address the challenges of the global Internet and today’s web applications, in which functionality is moving to users’ browsers and the web experience often comes together for the first time at users’ browsers. Legacy pre-deployment testing tools, for example, offer only limited insight into whether a web application will be able to handle real-world production traffic on a public network or will be able to run smoothly for users accessing the application from various combinations of browsers, operating systems and end-user access devices or from different geographic locations. Similarly, legacy post-deployment monitoring tools cannot, for example, identify when a user encounters a web application problem caused by a third-party vendor or where such a problem exists.

While these legacy tools are incapable of testing and monitoring today’s dynamic web applications, they continue to be used widely for internally facing applications. For example, IDC estimated in August 2007 that companies spent $3.0 billion in 2006 for performance management software tools used in IT operations or by end users to manage system and application resources.

Need for Web Experience Management Solutions

As web applications become increasingly important to business success, the quality of the user’s web experience becomes more and more critical. The growing complexity of web applications and the proliferation of access alternatives makes the testing and monitoring of the applications more challenging. Legacy tools for testing and monitoring web applications within a corporate firewall are unable to address the challenges of today’s web applications. Therefore, companies need a comprehensive solution capable of addressing both the testing of today’s complex web application designs before deployment and the monitoring of applications after deployment. Pre-deployment testing is essential to evaluate, for example, how disparate browsers and operating systems will treat a web application design. A company’s inability to test a new application accurately before deployment can lengthen the design cycle, delay deployment or permit the deployment of a poorly designed application. After deploying an application, a company must be able to identify when and how users encounter problems with the application.

The testing and monitoring performed by a web experience management solution must provide a realistic representation of what a user experiences, regardless of, for example, the browser, operating system and end-user access device employed by the user, the location of the user, or the means by which the user is connected to the Internet. This requires that the company understand the web experience from the “outside in,” using a physical Internet testing and monitoring network outside the firewall. The accuracy of the view into the web experience for users around the world will vary directly with the global distribution and breadth of the network and the number of measurement points in the network.

A web experience management solution must help a company deliver a web experience of consistently high quality in the increasingly complex web environment that is being created by, for example, multiple access and delivery alternatives and emerging web technologies. Moreover, in order to allow a company to keep pace with the rapidly changing web environment, the solution must be quick, easy and economical to deploy and use.

Our Solution

We are a leading provider of web experience management services, which customers use to test their web applications while in development and to monitor their web applications after deployment. Our ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using our physical Internet testing and monitoring network. We deliver our services entirely through an on-demand, hosted model built on a multi-tenant architecture.

Our services are designed to help companies increase revenue, reduce operating costs and extend brand reputation by improving the quality of user web experiences. Key benefits of our services include:

Comprehensive set of integrated services.  Our ExperienceFirst platform provides customers with a comprehensive range of integrated services to test and monitor web applications across the application lifecycle. Our services can be used to develop and validate web application designs prior to deployment, to manage and analyze deployed web applications, and then to inform the development of new and enhanced applications. Our services are designed to manage the web experience with both traditional web applications and applications employing Web 2.0 and other emerging technologies. Our services can be employed to manage not only those aspects of a web application that are delivered by systems inside the corporate firewall, but also those aspects provided by third parties or by a user’s browser.

Large, global network.  Our ExperienceFirst network, which we believe is the largest web experience measurement network in the world, encompasses more than 150 backbone nodes around the world and over 40,000 last mile measurement points located in more than 100 countries. Our ExperienceFirst network provides customers with visibility into the web experience — both before and after deployment — in specific geographic locations that a company wishes to target. Customers can test and monitor the web experience for hundreds of combinations of browsers, operating systems, end-user access devices across various Internet connectivity speeds and Internet service providers.

Rapid deployment.  Because we use an on-demand delivery model, our services require no installation in our customers’ data centers and limited training, facilitating quick and easy deployments. New customers typically are provisioned to begin using our services in only a few days, and existing customers can quickly deploy add-on services. Customers benefit from upgrades quickly and efficiently, as our on-demand platform can be used to deploy new upgrades to all of our existing customers simultaneously.

Ease of use.  Our web experience management solution is offered on a self-service basis, which enables customers to use our services on their own, without consulting with us or any other third party. For example, our script recorder is a self-service tool that customers can use to simulate and record web business transactions for further testing. Customers can also set, on a self-service basis, performance thresholds for near-real-time alerts. Similarly, customers can use dialog boxes and dropdown menus to establish metrics for monitoring — at selected intervals or continuously — the availability and response time of their web applications. For customers who desire assistance, however, we offer client service support and more than 90 online instructional videos.

Reduced operational costs.  Companies can use our services to create and manage web applications efficiently and cost effectively. In the pre-deployment stage, our services help ensure that web applications appear and work as intended across a large number of combinations of leading browsers, operating systems and end-user access devices. By identifying potential problems at this stage, a company can avoid the financial costs and reputational damage associated with fixing a poorly performing application after deployment. In the post-deployment stage, our services alert customers to potential problems, speed identification of the underlying cause of the problem and help reduce the mean time to repair and end-user support and service costs.

Objective and comparative information.  Our services provide objective information about the quality of the web experience associated with a company’s web application. Management and other constituencies at a company know that measurements produced by our services are independent of the IT and other internal organizations of the company. In addition, a company can use our services to assess the service levels delivered by third-party content and application providers as part of the company’s web application. Our benchmarking service allows a company to use regularly updated information to compare the availability or load times of its own website with the websites of its competitors.

Our Strategy

Our objective is to establish and maintain our position as the leading global provider of web experience management services. We intend to build upon our market and technology leadership by pursuing the following:

Add new customers.  While web applications have become increasingly significant for a large number of companies, the market for web experience management solutions is in an early stage of development. We will seek to rapidly expand our customer base by targeting both larger companies and small to medium-sized businesses. During 2007, we increased by 50%, from approximately 600 to 900, the number of our enterprise customers, which we define as those customers with active contractual commitments in excess of $2,500. We intend to continue to expand our enterprise customer base by hiring additional inside sales personnel, additional direct sales personnel in new geographic areas and developing strategic relationships with resellers, including resellers that incorporate our services in their offerings.

Expand relationships with existing customers.  We believe that, as customers become familiar with the benefits provided by our web experience management services, we will have an opportunity not only to expand their usage of services for which they currently subscribe but also to cross-sell additional services to them. Thirty percent of our enterprise customers as of January 1, 2007, entered into new contractual commitments during 2007 that provided for increased usage of our services. We intend to expand our relationships with existing enterprise customers by hiring more account managers and targeting additional functional and business units of existing customers.

Develop new ExperienceFirst service offerings.  As the web environment becomes more complex and web applications become increasingly significant, companies’ requirements for web experience management services are evolving. In 2007, we introduced four new services that significantly expanded the breadth of our ExperienceFirst platform. For example, Reality Load XF, which we introduced in May 2007, has expanded the relevance of our platform to quality assurance personnel within companies by allowing those personnel to generate post-deployment level loads on web applications prior to deployment. We intend to continue to invest in research and development in order to develop and offer new and enhanced web experience management services.

Expand ExperienceFirst network.  We believe it will become increasingly important for providers of web experience management solutions to offer the largest measurement network possible to enable companies to develop and monitor their web applications on a global basis. A broader measurement network allows companies to obtain more detailed and specific measurements from more locations, increasing the value of the web experience management solutions. We increased the number of last mile measurement points in our ExperienceFirst network from 12,000 at January 1, 2007 to more than 40,000 at January 31, 2008, and we expect to increase this number significantly.

Pursue strategic acquisitions and relationships.  To complement and accelerate our internal growth, we may pursue acquisitions of businesses, technologies and products that will expand the functionality of our platform, provide access to new markets or customers, or otherwise complement our existing operations. In 2007, we acquired Sysformance, a provider of on-demand monitoring solutions with customers located in Germany and Switzerland, and BrowserCam, a provider of on-demand services for validating user experience on various browsers during the design and development of web applications. We also may seek to expand our ExperienceFirst service offerings by entering into business relationships involving additional distribution channels, investments in other enterprises and joint ventures, or similar arrangements.

Our Services

Our ExperienceFirst platform is an integrated set of on-demand services that enable companies to provide high-quality web experiences to their customers, partners, vendors and employees. New customers can begin using one or more of our on-demand services within a few days, because our services require no software or hardware installation and limited preparatory training. Companies use our services across the web application lifecycle, from the initial testing of a new application in development through the continuous monitoring of the application after deployment. Data provided by our services then can be used to design and test enhanced iterations of the application.

Our web application testing services help companies develop and validate the web experience of applications prior to deployment:

•	Development: Using these services, a web designer can identify and correct — across a wide spectrum of different browsers, operating systems and end-user access devices — visual problems and inconsistencies for web pages under development. A web developer then can profile the performance of these pages and ensure the pages are constructed for consistent and optimized rendering across these multiple end-user configurations.

•	Validation: A quality assurance engineer can use these services to automate testing of a web application across numerous combinations of browsers, operating systems and end-user access devices to verify that the application operates correctly and quickly, regardless of how, or from where, users eventually access the application. The quality assurance engineer can also use our services to simulate high Internet usage, or load, in order to determine if the web application is ready for deployment or if any aspects need tuning prior to launch.

Our web experience monitoring services enable companies to manage and analyze the web experience of deployed applications:

•	Management: IT operations personnel use these services to measure the quality of a deployed web application from geographically dispersed points of presence, using either simulated test or actual user transactions. These services take measurements continually throughout a day at intervals based on a company’s specifications. In addition, IT personnel can conduct internal monitoring to test IT systems inside the corporate firewall. Using these services, IT personnel can better manage applications, triage problems and measure and report on how the application is working for end users.

•	Analysis: IT and business personnel in selected industries use our benchmark service to obtain a real-world view of how long it might take a web application to process a business transaction for a user and how frequently that process might be impeded by errors. They can use our benchmark metrics for their company’s industry in order to evaluate how the company’s web application performs in comparison to competitors’ web applications.

Our services enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network, which encompasses more than 150 backbone nodes and over 40,000 last mile measurement points located around the world. For more information about our measurement network, see “— Technology and Network Operations” below.

Our services are offered on an annual subscription basis, principally through tiered usage plans based on the number of web page measurements performed. A customer may subscribe for a single service individually, for any combination of services, or for the entire set of services. For more information about our customer contracts, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenue.”

The following table summarizes the principal purposes for which customers can use our services across the web application lifecycle:

Web Application Testing Services

Reality View XF, which we introduced in November 2007, is a visual testing service that profiles the behavior of web pages across multiple browsers such as Microsoft Internet Explorer, Mozilla Firefox, Apple Safari, and Opera, operating systems such as Microsoft Windows XP and Vista, Apple Mac OS X, and GNU/Linux, and end-user access devices such as desktop and laptop computers and handheld wireless devices. Companies are able to choose from hundreds of possible combinations of browsers and their related settings (such as screen resolution and plug-in configuration), operating systems, and end-user access devices. The supported set of configurations is updated monthly. Reality View XF provides screen captures on mobile and other access devices, enabling a company to visualize how its web application will appear and perform on each of these devices.

Reality Check XF, which we introduced in June 2007, is an automated functional testing service for web applications, including complex applications such as those dependent on AJAX. A company can use Reality Check XF to confirm that each function and third-party aspect of an application works as intended and displays properly in a user’s browser. It can use Reality Check XF to record and automatically replay specific user transactions, such as searching for a book or placing an item in a shopping cart. A company can run automated functional tests to ensure that a business transaction is working as expected across different types of browsers and operating systems.

Reality Load XF, which we introduced in May 2007, is an external load testing service designed to mirror the characteristics, demographics, actions and volumes of a company’s actual user population. Using our ExperienceFirst network, a company can test its web application at varying Internet usage levels and can specify the geographical origin of generated load. By using Reality Load XF, a company can manage the release and performance of a web application and help ensure that, when deployed, the application will perform correctly for real-world customers.

Web Experience Monitoring Services

Active Network XF, which we have offered since 2001, is a monitoring service that measures page-level and transaction-based web application performance from over 150 backbone nodes in more than 30 countries. A company can use Active Network XF to establish performance baselines for a web application, to identify trends and to receive alerts of application performance problems, including problems that may be invisible from inside the corporate firewall. Active Network XF is also available as an internal monitoring service called Private Network XF, which we introduced in April 2005. Private Network XF uses backbone nodes configured for use exclusively by a single customer and enables the customer to determine whether a specific performance issue has an internal or external root cause.

Active Last Mile XF, which we introduced in April 2004, measures web application performance from our network of 40,000 last mile measurement points, which are personal computers operated by individuals located in more than 100 countries and connected through various broadband and dial-up Internet service providers. A company can use Active Last Mile XF to measure performance for a population representative of the company’s actual customer base or for new populations that the company is considering targeting through additional web infrastructure investments. Active Last Mile XF is also available as an internal monitoring service called Private Location XF, which we introduced in April 2004. Private Location XF uses private, dedicated peer networks installed and configured for use by a single customer and provides the customer with its own testing network of customers, partners, branch offices, kiosks or remote employees.

Actual Experience XF, which we introduced in May 2007, is a real-user monitoring service that measures users’ web experiences, individually and collectively, directly from the users’ browsers while the users are accessing the web application. Companies can use these measurements to analyze the web experience for specific user segments, determine whether those segments are having a poor web experience, and identify the aspects of an application that contribute to, or detract from, a favorable user experience. Companies also can use Actual Experience XF to understand the effect of application performance on users’ actions by tracking both page-level abandonment, when a user clicks to stop a web page from downloading, and business process-level abandonment, when a user stops in the middle of a multi-step process by, for example, putting an item in a “shopping cart” but never checking out.

ExperienceFirst Benchmarks, which we introduced in 2001, provides companies with benchmarking information about the web experience of similar applications of leading companies in selected industries. ExperienceFirst Benchmarks presents metrics such as the time required to perform a specific business process and the frequency with which errors occur on the website when attempts are made to access the web application. The industries for which ExperienceFirst Benchmarks currently are available include:

Airlines	Brokerage	Credit Card
Banking	— Canada	Hotels
— Canada	— U.S. Discount	Media
— United States	— U.S. Full-Service	Retail

A company in an industry not covered by ExperienceFirst Benchmarks can use Active Network to measure the performance of competitors’ web applications or can engage our professional services organization to create the desired benchmark.

Our web experience monitoring services include a variety of features that can be used by customers to improve the quality of the experience provided by their web applications. Commonly used features include:

•	Event notification provides a customer with a near-real-time alert via, for example, e-mail, paging or text messaging if the quality of the customer’s web experience deviates from predetermined levels.

•	Performance analytics provide a customer, upon the occurrence of a web application problem, with diagnostic information identifying the most likely cause of the problem and facilitating resolution.

•	Historical analysis provides a customer with a comparison of the customer’s current web experience with the customer’s prior web experience or with the web experience of key competitors and industry leaders.

•	Comprehensive reports provide a customer with customized reports sent daily or periodically by automated delivery.

Technology and Network Operations

We designed our ExperienceFirst web experience management services as multi-tenant networked computing applications and deliver those services entirely through an on-demand, hosted model. As an on-demand software company, we provide customer provisioning, application installation, application configuration, server maintenance, server co-location, data center maintenance, data backup and data security.

Our services enable a customer to measure the web experience from outside its firewall using our ExperienceFirst network, which we believe is the largest web experience measurement network in the world. Our network encompasses:

•	over 150 backbone nodes located in more than 30 countries;

•	over 40,000 last mile measurement points located in more than 100 countries;

•	our central data warehouse and three other third-party data center facilities; and

•	our ExperienceFirst portal into our customer data warehouse.

Our backbone nodes are measurement computers, or sets of multiple computers, co-located at the data center facilities of major telecommunication providers. The hosting arrangements for our backbone nodes typically have terms ranging from three months to one year. For each backbone node, we typically pay a set up fee, monthly fees to continue to locate the node at a data center facility and additional monthly fees for communications lines. In addition, backbone nodes can be configured for use exclusively by a single customer as part of our Private Network XF service.

In order to establish our last mile measurement points, we engage individuals, or peers, located in more than 100 countries to operate personal computers connected via local Internet service providers. We pay our peers prescribed fees for tests conducted from their personal computers. Dedicated peer networks can be installed and configured for use by a single customer as part of our Private Location XF service.

Our backbone nodes and last mile measurement points leverage our Universal Transaction Agent or UTA, which is software technology that measures the web experience of our customers’ web applications. The UTA software emulates a user accessing a web application from a web browser. As the UTA software accesses the web application and executes transactions as a user would, it performs timing and availability measurements for the objects that comprise the web pages it traverses.

When a customer measures the web experience using our backbone nodes or last mile measurement points, the test results and other measurement data are collected and stored in near-real-time at our central data warehouse. The measurement data are backed up on a daily basis and stored in multiple locations to ensure transactional integrity and restoration capability. Customers can access our ExperienceFirst portal in order to reach the measurement data that have been captured in our central data warehouse. The data warehouse and associated analysis software allow customers to report on and chart the results of their measurements for a specific test or over a specified period of time. In addition, tests may result in sending near-real-time alerts to customers via e mail, paging or text messaging if the quality of the web experience deviates from predetermined levels.

As an alternative or supplement to measuring the web experience using our UTA emulation software and our backbone nodes and last mile measurement points, a customer can, using Actual Experience XF, measure actual users’ web experiences directly from the users’ browsers while the users are accessing the web application. As actual users access a customer’s web application, performance measurements for requested objects on the web page are conducted from within the browser and sent to one of our data centers. These data are aggregated and stored in near-real-time at this data center.

We service customers from four third-party data center facilities, including our central data warehouse. Two of these facilities are located in Massachusetts, one in Texas and one in Virginia. Our data centers are designed to be scalable and to support control and data replication for large numbers of measurement nodes. Each facility provides around-the-clock security personnel, video surveillance and biometric access screening, and is serviced by onsite electrical generators, fire detection and suppression systems. Each of the facilities has multiple high bandwidth interconnects to the Internet.

We typically conduct over 3.8 million performance and availability checks per day on our network and infrastructure components using a combination of our own services and third-party monitoring tools. Dedicated professionals staff our network operations center around-the-clock to monitor and react to customer traffic patterns and manage potential infrastructure issues.

Research and Development

Our research and development organization is responsible for designing and developing new services and features, improving, enhancing and augmenting our existing services, and strengthening our network. The organization also is responsible for performing platform functionality and network capacity testing, as well as quality assurance activities. Because we deliver our services entirely through an on-demand, hosted model, the research and development team can fix bugs and provide software updates remotely during scheduled maintenance windows and these enhancements benefit our entire customer base without any action required by the customers.

We opened an office in the People’s Republic of China in July 2006 to serve as the base for our research and development activities, and we have continued to invest in our research and development operations in China. At March 31, 2008, our research and development organization had 80 employees, of whom 43 were based in Beijing, China.

Our research and development expenses totalled $1.3 million in 2005, $2.8 million in 2006 and $4.9 million in 2007.

Professional and Customer Services

Our professional services team is responsible principally for providing technical consulting services in conjunction with new implementations of our web experience management services or expansions of existing service implementations. The team also provides scripting for customers seeking to optimize their use of our services or to benchmark their web applications against the applications of competitors. The team offers a range of professional services that complement our services, including implementation and best practices consulting. They also provide user training through Gomez University, a comprehensive range of traditional and online training and certification options that includes more than 90 online instructional videos and customized training at customer premises or at our headquarters in Lexington, Massachusetts. Professional services personnel are located principally in the United States, the United Kingdom and Germany.

Our customer services team assists customers in the use of our web experience management services and identifies, analyzes and resolves any problems with our services. Customer services personnel are available to customers by e-mail or telephone, or through our website, 12 hours per day, 5 days per week. We believe that superior customer services are critical to retaining and expanding our customer base. As our customer base has grown, we have added additional personnel to our customer services team.

At March 31, 2008, our professional and customer services organization had a total of 31 employees.

Customers

Our customers are companies that use the Internet to conduct commerce, convey and receive content, and communicate with customers, partners, employees and vendors. At March 31, 2008, we had more than 2,000 customers worldwide across a wide range of industries.

We consider our customer base as consisting of two groups of customers. Enterprise customers are companies with active contractual commitments in excess of $2,500. During 2007, we increased the number of enterprise customers from approximately 600 to 900. Our enterprise customers include:

Communications Media 24/7 RealMedia CBS Sportsline MTV Networks USA TODAY Financial Services Capital One JPMorgan Chase Wachovia Retail B&H Photo Video Home Depot	Social Media Facebook Yahoo! Technology Adobe Systems Avaya DoubleClick GSI Commerce Travel and Hospitality Expedia Orbitz Starwood Hotels

Our enterprise customers include 13 of the 20 companies with the most visited U.S. websites in March 2008, as reported by comScore, Inc. We intend to continue to expand our enterprise customer base by hiring additional inside and direct sales personnel and developing strategic relationships with resellers, including resellers that incorporate our services in their offerings.

We also have more than 1,100 other, non-enterprise customers from which we derived revenue in the quarter ended December 31, 2007. These customers are comprised predominately of companies and individuals using entry-level services for web browser profiling originally developed by BrowserCam and entry-level monitoring services originally developed by Sysformance. We acquired BrowserCam and Sysformance in 2007. These customers purchase these entry-level services on a self-service basis through our websites. We are seeking to grow the number of these customers by selectively offering free trials and low-cost introductions to entry-level services. As the number of these customers increases, we expect to hire additional inside sales personnel who will focus on marketing our principal services to these customers.

No customer accounted for more than 10% of our revenue in 2005, 2006 or 2007.

Sales and Marketing

We sell our services directly through our inside and field sales forces. Our inside sales force is responsible for managing direct sales opportunities with entry-level and mid-market accounts in North America and Europe. We hired our first inside sales representative in September 2006 and had 18 employees in our inside sales organization at March 31, 2008. Our field sales force is responsible for managing direct sales opportunities with major accounts in North America, Europe and the People’s Republic of China. At March 31,

2008, we had 73 employees in our field sales organization and maintained five sales offices outside the United States.

We also have customers who are resellers, including resellers such as CDN providers and web design or optimization vendors, that incorporate our services in their offerings. To help integrate our services with other third-party services and take advantage of current and emerging technologies, we seek to enter into alliances with leading technology companies. Our channel account managers are responsible for acquiring and managing our relationships with resellers and other distribution partners.

Our marketing communications and programs strategy has been designed to increase brand awareness, communicate competitive advantages of our services and generate qualified leads for our sales force and resellers. We reinforce our brand identity through our website and public relations efforts, which are intended to build market awareness of our company as a leader of web experience management solutions.

We rely on a variety of marketing vehicles, including trade shows, advertising, public relations, webinars, our website and collaborative relationships with technology vendors.

At March 31, 2008, our marketing group had 8 employees. We intend to increase our inside and direct sales forces and to expand our international sales and marketing organization.

Competition

The market for our services is competitive and rapidly changing. We believe the principal competitive factors in our markets include the following:

•	the real-time availability of data and reporting, including the types, numbers and locations of measurement points;

•	the proven performance, security, scalability, flexibility and reliability of services offered;

•	the types and breadth of services offered;

•	the usability of services offered, including ease of implementation and use;

•	low total cost of ownership and demonstrable cost-effective benefits to customers; and

•	pricing.

Our competitors vary in the types and breadth of web application testing and monitoring products and services that they offer. Our current competitors include Keynote Systems, Hewlett-Packard (through its acquisition of Mercury Interactive in November 2006), and a number of smaller, privately held companies. We believe our set of integrated web experience management services is more comprehensive and effective for testing and monitoring the web experience of web applications than the products and services of Keynote Systems, Hewlett-Packard and other competitors. In addition, Hewlett-Packard’s products and services are offered primarily through perpetual licenses and are designed primarily for applications that reside inside the corporate firewall, and we believe these tools are unable to address the challenges of today’s web applications, which are the focus of our services. Similarly, the smaller competitors target limited geographic regions or offer low-cost products and services with limited functionality, such as measurement of website availability. This generally results in their addressing a base of potential customers that is different from our target markets. While we believe our competitors’ offerings are not as comprehensive or effective as our services, customers could choose to use our competitors’ products and services or our competitors could enhance their service offerings to compete with all of the services that we offer.

We expect new competitors to emerge if the market for web experience management services develops as we expect. We could face competition from companies that do not currently offer services similar to ours but that offer products and services complementary to ours or products and services that target similar markets or that utilize similar technology, such as (a) companies that offer network monitoring systems, such as BMC Software, Borland Software (through its subsidiary Segue Software), CA, Compuware, Hewlett-Packard, IBM and Quest Software, and (b) companies that offer web analytics software or services, such as Coremetrics,

Omniture and WebTrends. We also expect to encounter additional competitors as we expand the scope of our services.

Many of our current or potential competitors have longer operating histories, greater name recognition, access to larger customer bases, and significantly greater financial, technical, marketing and other resources than we have. As a result, these companies might be able to offer lower prices, additional services or other incentives that we cannot match or offer. In addition, these companies could be in a better position to respond quickly to new technologies and to undertake more extensive marketing campaigns.

Additionally, we expect industry consolidation in our markets as companies attempt to strengthen or hold their market positions in an evolving market. For example, Oracle announced its acquisition of Moniforce, which offers software designed to monitor the availability and performance of web applications, in December 2007 and its acquisition of the web application testing software assets of Empirix in March 2008. In January 2008 NeuStar announced its acquisition of Webmetrics, which monitors and measures web and network performance. Industry consolidation might result in stronger competitors that are better able to compete for customers and could lead to fewer actual or potential customers.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property and to avoid infringement of the intellectual property of third parties. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our intellectual property rights.

Although the protection afforded by copyright, trade secret, trademark and patent law, written agreements and common law may provide some advantages, we believe that the following factors help us to maintain a competitive advantage:

•	the technological skills of our research and development personnel;

•	frequent enhancements to and extensions of our services; and

•	high levels of customer service and satisfaction.

Others may develop products that are similar to our technology. We enter into confidentiality and other written agreements with our employees, consultants and partners, and through these and other written agreements, we attempt to control access to and distribution of our software, documentation and other proprietary technology and other information. Despite our efforts to protect our proprietary rights, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology or otherwise develop a product with the same functionality as our product. Policing unauthorized use of our products and intellectual property rights is difficult and nearly impossible on a worldwide basis, and the laws of some foreign countries may protect our proprietary rights to a greater or lesser extent as do the laws of the United States. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriations of our technology or intellectual property rights.

We seek to obtain the issuance of patents and the registration of our service marks in the United States and in selected other countries. We currently own U.S. Patent 6,912,572 B1 with regard to our core Internet website monitoring technology, and applications for patents for the technology covered by this patent have been filed in the European Union and Switzerland. We also have patent applications pending that relate to other aspects of our proprietary technology, including our last mile agent technology, our actual end-user experience monitoring technology, our technology for screen capture on error and alerting, certain of the technologies within Reality Check XF, Reality Load XF and Reality View XF, and our load testing technology.

In the United States, we have one issued patent, ten pending utility patent applications and six pending provisional patent applications. We also have a pending European patent application, a pending Swiss patent application and a pending Patent Cooperation Treaty, or PCT, application.

Gomez, gomez.com and Webperform are our registered service marks in the United States and various foreign countries.

Others may claim that we have misappropriated a trade secret or infringed a patent, copyright, trademark or other proprietary right belonging to them with respect to past, current or future technologies. Defending patent infringement or other intellectual property cases, whether meritorious or not, could be time-consuming, result in additional expense, distract management from other tasks of operating the business and may result in the loss of significant rights or require us to enter into royalty or licensing agreements. Royalty or licensing agreements might not be available on terms we find acceptable or at all. As a result, any such claim could have a material adverse effect upon our business, results of operations and financial condition.

Employees

As of March 31, 2008, we had 237 employees, consisting of 81 in sales and marketing, 46 in network operations, and client and professional services, 80 in research and development, and 30 in general and administrative. Of these employees, 159 were based in the United States and 78 were located internationally, including 54 in Beijing, China. None of our employees is represented by a labor union or is subject to a collective bargaining agreement. We have never experienced a work stoppage and believe that our relations with our employees are good.

Facilities

In December 2006 we entered into a lease agreement for 26,000 square feet of office space for our headquarters in Lexington, Massachusetts. The term of the lease commenced in April 2007 and expires in April 2013. We leased an additional 11,000 square feet of office space in the same office complex commencing in March 2008 and ending in July 2009. We also are party to a lease agreement relating to our former corporate headquarters in Lexington, Massachusetts. This lease expires in September 2008, and we have subleased the premises through the end of the lease term. We lease 7,100 square feet of office space in Beijing, China through June 2009. We also lease facilities for various sales and country offices on a short-term basis. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

Legal Proceedings

We are not currently party or subject to any legal proceedings.

MANAGEMENT

Executive Officers and Directors

Biographical Information

The following table sets forth information regarding our executive officers and directors as of May 1, 2008:

Name	Age	Positions

Jaime W. Ellertson	50	Chief Executive Officer, President and Director
Richard M. Darer	54	Chief Financial Officer, Senior Vice President and Treasurer
Bruce M. Reading	45	Senior Vice President, Worldwide Field Operations
Edward F. Murray	52	Senior Vice President, Research & Development and Network Operations
Imad Mouline	37	Chief Technology Officer
William I. Agush	53	Vice President, Marketing
Richard J. Brekka	47	Chairman of the Board
Robert J. Cobuzzi	66	Director
Ivan Farneti	39	Director
Adam S. Greene	43	Director
David J. Henshall	39	Director
Thomas A.F. Krueger	44	Director
Carl Pavarini	60	Director
James D. Sanger	42	Director

Messrs.          ,          and          are members of the audit committee. Messrs.          ,           and          are members of the compensation committee. Messrs.          ,           and          are members of the nominating and corporate governance committee.

Jaime W. Ellertson has served as Chief Executive Officer and President and a director since December 2005. From 2000 to July 2005, he served as the Chief Executive Officer and President and a director of S1 Corporation, a provider of software for the automation of financial transaction processing. He was Chairman of the Board and Chief Executive Officer of Interleaf, Inc., a provider of software tools for e-content management, from 1997 until its acquisition by Broadvision, Inc. in April 2000, after which he served as Executive Vice President and General Manager of Worldwide Strategic Operations for BroadVision, Inc., a provider of self-service applications, until November 2000. Mr. Ellertson is a director of Danka Business Systems, PLC, a publicly traded provider of comprehensive document solutions software.

Richard M. Darer has served as Chief Financial Officer and Treasurer since April 2006 and as a Senior Vice President since April 2008. From 2002 to March 2006, he was Chief Financial Officer of Unica Corporation, a supplier of marketing management software. From 1998 to 2001, he was Executive Vice President and Chief Financial Officer of Modus Media International, Inc., a provider of outsourced supply chain management solutions. Mr. Darer received an M.B.A. from Harvard University, an M.S. from Northeastern University and a B.S. from the Polytechnic Institute of Brooklyn.

Bruce M. Reading has served as Senior Vice President, Worldwide Field Operations since December 2007. Since joining our company in January 2004, he has served in a number of senior management capacities, including Executive Vice President, Worldwide Field Operations, Chief Operating Officer and President. From 2002 to 2003, he was Executive Vice President, Regional Manager for the Americas of Access International Financial Services Inc., a provider of multi-currency application software for financial institutions. He was Vice President of Worldwide Sales of Cayman Systems, Inc., a provider of broadband gateway solutions, from 1999 until its acquisition by Netopia, Inc. in 2001. Mr. Reading received his B.S. from McMaster University.

Edward F. Murray has served as Senior Vice President, Research & Development and Network Operations since September 2007. From July 2003 to May 2007, he was Senior Vice President of Engineering for Witness Systems, Inc., a provider of workforce optimization solutions. From 1998 to 2003, he was employed by Webhire, Inc., a provider of on-demand human resource applications, as Chief Technology Officer, and Vice President of Development for Electronic Commerce. Mr. Murray holds an M.A. from Boston University and a dual B.S. from Bridgewater State College.

Imad Mouline has served as Chief Technology Officer since January 2006. From 2001 to October 2005, he was Chief Technology Officer of S1 Corporation, a provider of software for the automation of financial transaction processing. He was Director of Engineering of Interleaf, Inc., a provider of software tools for e-content management, from 1993 until its acquisition by Broadvision, Inc. in 2000, after which he served as Director of Engineering for the Office of the Chief Technology Officer for BroadVision, Inc., a provider of self-service applications, until 2001. Mr. Mouline holds a B.S. from the Massachusetts Institute of Technology.

William I. Agush has served as Vice President of Marketing since April 2006. From 2001 to April 2006, he was the founder and Managing Director of Brandshake Worldwide, a provider of marketing consulting services. From 2000 to 2001, he was Director of Corporate Communications for MarketSoft Corporation, a provider of sales management software. From 1999 to 2000, he was Vice President of Corporate Marketing for Verbind Inc., a provider of website personalization software. From 1996 to 2000, he was Corporate Director for Worldwide Corporate Communications for Global Knowledge Network, Inc., a provider of information technology education services.

Richard J. Brekka has served as one of our directors since 2001 and as Chairman of the Board since March 2005. Mr. Brekka served as our Acting Chief Executive Officer from August 2005 to December 2005. He has been the President and Managing Partner of Dolphin Equity Partners, a private equity firm, since 1998. Prior to founding Dolphin Equity Partners, Mr. Brekka was a Managing Director of CIBC Wood Gundy Capital, which then served as the merchant banking division of Canadian Imperial Bank of Commerce, and as a Director and the President of CIBC Wood Gundy Ventures, Inc., an investment subsidiary of Canadian Imperial Bank of Commerce. Mr. Brekka is a director of TeraGo Inc., a Canadian wireless broadband service provider that is listed on the Toronto Stock Exchange. Mr. Brekka is a director of the following privately held companies: inQ, Inc., a provider of on-demand live chat services for e-commerce web sites; Island Data Corporation, a provider of analytics solutions for global online enterprises; Mobile Armor, Inc., a provider of electronic data and asset protection software; SeaPass Solutions Inc., a provider of on-demand connectivity solutions for insurance companies; Silver Carrot Inc., an online lead generation provider; and The Guild, Inc., an online source for artist-made home décor products.

Robert J. Cobuzzi has served as one of our directors since April 2008. From 2002 until his retirement in March 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies, Inc., a provider of products and services for e-business infrastructure. From 2000 to 2002, he served as the Executive Vice President, Chief Financial Officer and Treasurer of Network Plus Corp., a competitive local and long distance telecommunications carrier. Network Plus Corp. filed a voluntary petition for bankruptcy protection under Chapter 11 of the United States bankruptcy code in January 2002. From 1991 to 2000, Mr. Cobuzzi held a number of management positions, most recently as Senior Vice President and Chief Financial Officer, at Kollmorgen Corporation, a manufacturer of electronic equipment and software control that was acquired by Danaher Corporation in 2000. Mr. Cobuzzi is a director of Fundtech Ltd., a NASDAQ-listed provider of financial transaction processing software.

Ivan Farneti has served as one of our directors since 2003. He has been a partner of Doughty Hanson Technology Ventures, a venture capital firm headquartered in London, since 2000. From 1997 to 2000, Mr. Farneti served as Investment Director of Deutsche Bank Ventures, an investment subsidiary of Deutsche Bank AG. Mr. Farneti is a director of the following privately held companies: Handmade Mobile, a mobile social network operator; Mobango, a mobile content sharing platform provider; Fenestrae, a provider of communication software for the enterprise and wireless operator market; and Plazes, a provider of location-based software and services.

Adam S. Greene has served as one of our directors since November 2007. He has been the founder and the Managing Partner of Salisbury Ventures, LLC, a mergers and acquisitions and capital advisory firm., since January 2007. From 2003 to December 2006, Mr. Greene was a Partner of Genesis Capital, LLC, an investment banking firm. Mr. Greene is a director of Sportvision, Inc., a privately held sports broadcasting technology company.

David J. Henshall has served as one of our directors since April 2008. He has been the Senior Vice President and Chief Financial Officer of Citrix Systems, Inc. since January 2006. From April 2003 to January 2006, Mr. Henshall served as Vice President and Chief Financial Officer of Citrix Systems, Inc. From 1998 to 2003, he served in a number of management capacities, most recently as Vice President, Chief Financial Officer and Treasurer, for Rational Software Corporation, which was acquired by IBM Corporation in 2003.

Thomas A.F. Krueger has served as one of our directors since February 2006. He has been a founder and Managing Partner of each of AdAstra Erste Beteiligungs GmbH, a venture capital firm, AdAstra Venture Consult GmbH, a venture capital advisory firm, and AdAstra Clemm & Krueger Vermoegensverwaltungs GbR mbH, a holding company for AdAstra Erste Beteiligungs GmbH since 2000. Mr. Krueger served as Managing Director of HVB Beteiligungs GmbH, a private equity and venture capital affiliate of HypoVereinsbank AG (an Unicredit Group), from 1997 to June 2005. Mr. Krueger is a director of Augusta Technologie AG, a holding company for sensor and automation technology companies, and asknet AG, a provider of electronic software distribution services, both of which companies are listed on the Frankfurt Stock Exchange. From 1999 to 2001, Mr. Krueger was Managing Director of HVB Offene Unternehmenbeteiligungs AG, a private equity firm owned by HypoVereinsbank AG (an affiliate of Unicredit Group). From 1999 to 2000, he was a partner of KAPPA IT Venture Beteiligungs GmbH, a venture capital firm. In 1999, he was Managing Director and a partner of KAPPA IT Ventures Consulting GmbH, a venture capital advisory firm. Mr. Krueger is a director of ADI Innovation AG, a privately held technology consulting firm.

Carl Pavarini, Ph.D. has served as one of our directors since April 2005. Since 1999, Dr. Pavarini has been an advisor to technology-based companies in the telecommunications, Internet infrastructure, optical components and applications software industries. In addition, he has served as an adjunct professor at Rensselaer Polytechnic Institute since 1999 and at Stevens Institute of Technology since 2000. From 1973 to 1999, Dr. Pavarini served in a variety of research and development and then business management capacities, including Vice President, at AT&T Inc. and, following its spin-off from AT&T, at Lucent Technologies Inc., a provider of telecommunication systems and services.

James D. Sanger has served as one of our directors since June 2004. He has been a Partner of ABS Ventures, a venture capital firm, since February 2004. From 2000 to January 2004, he served in various capacities at Deutsche Bank, including as a Managing Director of DB Capital Venture Partners, a venture capital affiliate of Deutsche Bank. Mr. Sanger is a director of two privately held companies, Island Data Corporation, a provider of analytics solutions for global online enterprises, and Persystent Technologies Corporation, an enterprise software company.

Family Relationships

There are no family relationships among any of the directors or executive officers.

Compensation Committee Interlocks and Insider Participation

None of the executive officers serves, or served during 2007, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers serving as members of our board of directors or compensation committee. None of the members of the compensation committee has ever been one of our employees.

Board of Directors

Composition

The board of directors currently consists of nine members. All of the directors other than Robert Cobuzzi and David Henshall were elected pursuant to the board composition provisions of an investor rights agreement among our company and individuals and entities that, as of May 1, 2008, held all of the outstanding shares of convertible preferred stock and 1,854,241 shares of common stock. Upon the completion of this offering, the board composition provisions of the investor rights agreement will terminate and there will be no further contractual obligations regarding the election of directors. Directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal.

In accordance with the terms of amendments to our charter and by-laws that will become effective upon the completion of this offering, the board will be divided into three classes, with the classes serving for staggered three-year terms. The initial members of the classes will be as follows:

•	the class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2009;

•	the class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2010; and

•	the class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2011.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Our charter and by-laws will, effective upon the completion of this offering, provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors.

Director Independence

Under Rule 4350 of the NASDAQ Marketplace Rules, a majority of a listed company’s board of directors must be comprised of independent directors within one year of listing. In addition, the NASDAQ Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act. Under Rule 4200(a)(15) of the NASDAQ Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board or any other board committee (a) accept directly or indirectly any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or (b) be an affiliated person of the listed company or any of its subsidiaries.

In       2008, the board of directors completed its review of the composition of the board and its committees and the independence of each director. Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, the board determined that none of Robert Cobuzzi, Ivan Farneti, David Henshall, Thomas Krueger, Carl Pavarini and James Sanger, representing six of our nine directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under Rule 4200(a)(15) of the NASDAQ Marketplace Rules. The board also determined that Messrs.          ,          , and          , who comprise our audit committee, Messrs.          ,          , and          , who comprise the compensation committee, and Messrs.          ,          , and          , who comprise our nominating and corporate governance committee, satisfy the applicable independence standards for such committees established by SEC rules and the NASDAQ Marketplace Rules. In making such determination, the board considered the relationships that each non-employee director has with our company and all other facts and circumstances the board deemed relevant in determining the director’s independence, including the number of shares of common stock beneficially owned by the director.

Committees

The board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Following the completion of this offering, all of the members of each of these standing committees will be independent as defined under the rules of The NASDAQ Global Market and, in the case of the audit committee, the independence requirements contemplated by Rule 10A-3 under the Securities Exchange Act.

Audit Committee

The members of the audit committee are          ,          , and          . Mr.           chairs the audit committee. Each of the members of our audit committee satisfies the requirements for financial literacy under the current requirements of the NASDAQ Marketplace Rules. The board of directors has determined that Mr.            is an “audit committee financial expert” as defined in applicable SEC rules. The audit committee’s responsibilities include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing our annual and quarterly consolidated financial statements and related disclosures with management and the registered public accounting firm;

•	monitoring our internal control over financial reporting, disclosure controls and procedures, and code of business conduct and ethics;

•	establishing policies regarding hiring employees from the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, registered public accounting firm and management; and

•	reviewing and approving or ratifying any related-person transactions.

Compensation Committee

The members of the compensation committee are          ,          , and          . Mr.            chairs the compensation committee. The purpose of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation of executive officers. Specific responsibilities of the compensation committee include:

•	annually reviewing and approving corporate goals and objectives relevant to chief executive officer compensation;

•	reviewing and approving, or making recommendations to the board with respect to, the compensation of the chief executive officer and other executive officers;

•	overseeing an evaluation of executive officers;

•	overseeing and administering cash and equity incentive plans; and

•	reviewing and making recommendations to the board with respect to director compensation.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are          ,          , and          . Mr.            chairs this committee. Our nominating and corporate governance committee’s responsibilities include:

•	identifying individuals qualified to become members of the board of directors;

•	recommending to the board the persons to be nominated for election as directors and to each of the board committees;

•	developing and recommending to the board corporate governance principles; and

•	overseeing an annual evaluation of the board.

Corporate Governance Guidelines

We expect that, prior to the completion of this offering, the board of directors will adopt corporate governance guidelines to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and stockholders. These guidelines would establish a framework for the conduct of the board’s business and, in particular, provide that:

•	the board’s principal responsibility is to oversee the management of our company;

•	a majority of the members of the board shall be independent directors;

•	the independent directors shall meet regularly in executive session;

•	directors shall have full and free access to management and, as necessary and appropriate, independent advisors;

•	new directors shall participate in an orientation program and all directors will be expected to participate in continuing director education on an ongoing basis; and

•	at least annually, the board and its committees shall conduct self-evaluations to determine whether they are functioning effectively.

Director Compensation

Our current director compensation policies and objectives were developed and implemented by the board of directors while we were a private company. We have never paid cash compensation to any director for service as a member of the board or any board committee and have granted an equity award to only one director. In May 2005, Carl Pavarini was granted an option to purchase 45,734 shares of common stock as compensation for service as a director. Dolphin Equity Partners, which beneficially owns 37% of the outstanding common stock as of May 1, 2008, nominated Adam Greene for election to the board pursuant to board composition rights under the existing investor rights agreement to which our company is a party. Mr. Greene receives from Dolphin Equity Partners annual retainer fees for his service on the board and any committee, as well as a meeting fee for each board or committee meeting in which he participates. Under these arrangements, Mr. Greene earned cash compensation from Dolphin Equity Partners totaling $4,000 for November and December 2007 and $11,500 for the period from January 1, 2008 to May 7, 2008.

In March 2008, the compensation committee determined that it was advisable for us to implement new arrangements, effective upon completion of this offering, for the compensation of directors who are not employed by us or any of our subsidiaries. The compensation committee engaged Pearl Meyer & Partners as a compensation consultant to provide advice and resources to the compensation committee with respect to the aggregate level of our director compensation as well as the mix of elements to be used to compensate non-employee directors. We had not previously engaged, or otherwise conducted business with, Pearl Meyer, although the compensation committee engaged Pearl Meyer at the same time, as described under “Executive Compensation — Compensation Discussion and Analysis” below, to provide consultation services regarding our executive compensation program. The primary objectives of the compensation committee with respect to director compensation were to:

•	align the incentives of the directors with the long-term interests of stockholders;

•	attract, retain and motivate directors who will make important contributions to company performance and oversight; and

•	compensate directors adequately for their time and effort.

In structuring compensation arrangements for non-employee directors, the compensation committee concluded that, in order for us to attract and retain high-quality directors, it was essential that we offer compensation packages competitive with those of companies of similar size, in similar industries or markets, and at the same stage of maturity as our company. Prior to March 2008, neither the board nor the compensation committee compiled or reviewed compensation levels at comparable companies in establishing compensation for directors. Therefore, when determining competitive compensation for directors, the compensation committee reviewed information for a number of comparable companies, including the companies identified by Pearl Meyer, which consisted of the nine companies identified as the “recent-IPO comparable group” described under “— Executive Compensation — Compensation Discussion and Analysis” below.

In assessing director compensation, the compensation committee focused on cash compensation in the form of annual retainers and equity compensation in the form of stock options. The compensation committee noted that it is common for public companies to provide cash compensation to non-employee directors based on a mix of retainers and meeting fees, but that it was not a prevalent practice among the comparable companies. The compensation committee determined that meeting fees were not necessary to attract and motivate high-quality directors and that omitting such fees from the compensation arrangements would help ensure that incremental meeting costs would not play any role in determining if and when a board or committee meeting was desirable.

Following a comparison of director compensation to data collected with respect to the comparable companies, the compensation committee sought to establish aggregate director compensation slightly less than the level recommended by Pearl Meyer and than the median level for the comparable companies. The compensation committee concluded that this level of compensation would help us limit the aggregate amount of director compensation while still being consistent with the objectives of the director compensation.

The following summarizes the terms of the compensatory arrangements with non-employee directors, which will become effective upon the completion of the offering. Each non-employee director is entitled to the following:

•	Annual retainer fees for service on the board:

Chairman of the Board	$40,000
Other members of the board	20,000

•	Additional annual retainer fees for board committee service:

Chair of audit committee	$10,000
Other members of audit committee	5,000
Chair of compensation committee	5,000
Other members of compensation committee	2,500
Chair of nominating and corporate governance committee	1,500
Other members of nominating and corporate governance committee	750

•	Stock option grant, as of each annual stockholder meeting, exercisable to purchase 10,000 shares of common stock at a price equal to the fair market value of the common stock on the grant date.

Upon initial election, each new outside director is entitled to receive a stock option exercisable to purchase 25,000 shares of common stock at a price equal to the fair market value of the common stock on the grant date. In addition, each new outside director joining the board after April 1, 2008 and prior to the completion of this offering is entitled to receive upon completion of the offering made hereby, a stock option exercisable to purchase 25,000 shares of common stock at a price equal to the price to public set forth on the front cover page of this prospectus. Robert Cobuzzi and David Henshall are eligible to receive a stock option in accordance with the foregoing provision.

Executive Compensation

Compensation Discussion and Analysis

Overview

Our executive compensation policies and objectives are developed and implemented by the compensation committee. The compensation committee oversees our executive compensation programs and equity plans, including compensation decisions relating to the executive officers.

Prior to 2008, our compensation program and the process by which it was developed were less formal than those that we have employed in 2008 and that we intend to employ in future years as a public company. For years prior to 2008, the compensation committee received, and relied in part upon, recommendations relating to executive compensation decisions from the chief executive officer. Prior to 2008, neither the board of directors nor the compensation committee retained a compensation consultant to review our policies and procedures relating to executive compensation.

In 2008, the compensation committee engaged Pearl Meyer & Partners as a compensation consultant to review our executive compensation program and to provide advice and resources to the compensation committee with respect to the aggregate level of executive compensation as well as the mix of elements used to compensate our executive officers. At the same time, the compensation committee engaged Pearl Meyer to review our director compensation program as described under “Director Compensation.” We had not previously engaged the services of Pearl Meyer, and Pearl Meyer has not provided any consultation services to us other than in connection with our director and executive compensation programs for 2008. In the future, we expect that the compensation committee will continue to engage a compensation consulting firm to provide advice and resources in connection with our executive compensation programs.

In March 2008, the compensation committee reviewed compensation levels for executive officers against compensation levels at the companies in two groups of comparable companies identified by Pearl Meyer and approved by the compensation committee. Pearl Meyer employed a rules-based process to identify and select companies with similar business models, service offerings, annual revenues and enterprise values. Based on these selection criteria, the following companies were included in the first industry comparable company group for fiscal 2008: Art Technology Group, Inc., comScore, Inc., Concur Technologies, Inc., Constant Contact, Inc., Greenfield Online, Inc., Kenexa Corp., Keynote Systems, Inc. Omniture, Inc., SuccessFactors, Inc., Synchronoss Technologies, Inc., Taleo Corp., Ultimate Software Group, Inc. and Vocus, Inc. In 2007, this group had median annual revenue of $119.9 million. Pearl Meyer also selected a second comparable company group, which consisted of companies that had consummated initial public offerings between January 1, 2006 and January 1, 2008. This group consisted of six companies in the first group and three additional technology companies: comScore, Inc., Constant Contact, Inc., DemandTec, Inc., NetSuite, Inc., Omniture, Inc., PROS Holdings, Inc., SuccessFactors, Inc., Synchronoss Technologies, Inc. and Vocus, Inc. In 2007, this group had median annual revenue of $55.5 million.

The compensation committee sought to establish compensation packages for executive officers that generally are in line with the median of the compensation packages provided by the identified comparable companies, with potential upside for better-than-planned performance.

Executive Compensation Objectives and Philosophy

Our compensation philosophy is to provide compensation to each executive officer that is commensurate with the executive officer’s position and experience and that furnishes incentives sufficient for the executive officer to meet and exceed short- and long-term company goals set by the board of directors. In addition, our executive compensation programs are intended to provide significant motivation for executive officers to remain in our employ unless and until the board finds that retention of the executive officer is no longer in line with our goals. We believe our executive compensation programs also should foster loyalty to us and cooperation and teamwork among executive officers.

Based on this philosophy, the primary objectives of the board and the compensation committee with respect to executive compensation are to:

•	attract, retain and motivate executive officers who will make important contributions to the achievement of our business objectives; and

•	align the incentives of the executive officers with the creation of value for stockholders.

While the manner in which we implement our philosophy and seek to attain our objectives may change, we believe the basic underlying tenets of our executive compensation practices are sound and will remain constant from year to year.

Components of Executive Compensation Program

Our executive compensation program consists of three key components, each of which is intended to serve the overall compensation philosophy: base salary, an annual performance bonus and stock incentive awards. In addition, we provide executive officers with customary employee benefits, which are primarily intended to maintain our competitive position in retaining and attracting executive talent. Each of these components is discussed in greater detail below.

We have not had any formal or informal policy or target for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among the different forms of non-cash compensation. The existing mix for each executive officer is a result of case-by-case decisions, often made in the context of employment negotiations when hiring a specific executive officer. Going forward, we will continue to use these elements of compensation and will target a mix of pay that is in line with the mix paid by other companies in our industry and region that compete with us for executive talent. We recognize, however, that we may need to alter the mix of compensation to achieve particular goals, such as preserving cash or reducing equity dilution. In general, we intend to establish cash compensation targets based primarily on benchmarking data and individual performance, and to provide annual equity grants based on benchmarking data, individual performance, pre-existing equity ownership percentage and the amount of vested equity ownership.

Base Salaries.  We use base salaries to compensate executive officers for performing assigned job functions, taking into consideration the executive officer’s tenure, skills and experience. In the past, the base salary of an executive officer typically has been specified in an offer letter delivered at the outset of employment and the board of directors and compensation committee have endeavored to set base salaries to be competitive with salaries paid by other companies in our industry and region that compete with us for executive talent. While the compensation committee did not engage consultants to compile comparative surveys or data prior to 2008, the committee believes that base salaries of executive officers have been within competitive norms. None of the executive officers has an employment agreement that provides for automatic or scheduled increases in base salary. Going forward, we expect that the compensation committee will continue to engage a compensation consulting firm to provide advice and resources to evaluate each executive officer’s base salary for adjustment based on an assessment of individual performance and general compensation trends in our industry.

While the compensation committee envisions using objective market data as a starting point for determining the appropriate compensation for executive officers, the committee recognizes that there could be circumstances that warrant deviation from the data. For positions for which there are no comparative data, the compensation committee considers internal equity, individual performance, difficulty of replacement, special retention requirements, tenure and institutional knowledge. One type of situation that typically requires special consideration is that of newly hired executive officers. Five of our six executive officers commenced their employment since December 2005:

Name	Title	Commencement

Jaime W. Ellertson	Chief Executive Officer and President	December 2005
Richard M. Darer	Chief Financial Officer, Senior Vice President and Treasurer	April 2006
Edward F. Murray	Senior Vice President, Research & Development and Network Operations	September 2007
Imad Mouline	Chief Technology Officer	January 2006
William I. Agush	Vice President, Marketing	April 2006

Base salaries for these executive officers initially were set during employment negotiations. At the time of hire, we believed, and continue to believe, that the executive officers who were hired would be an asset to the company then and in the future. The compensation paid to them, regardless of its comparison to market practice, was necessary to secure their employment. Due to the timing of the hirings, the base salaries of Messrs. Ellertson, Darer, Mouline and Agush were not subject to adjustment until 2007. For 2007, the compensation committee determined, in accordance with the recommendation of management, that the base salary of each executive officer should remain unchanged from 2006, which effectively increased the amount of funds we had available to grow our business.

Cash Bonuses.  Each year the compensation committee establishes a cash incentive bonus plan for executive officers providing for annual cash incentive bonus payments. The cash incentive bonuses are intended to compensate executive officers for the achievement of specific business objectives, increased operating profitability, financial goals including bookings, revenue and income targets, and individual objectives established by the compensation committee. The chief executive officer recommends to the compensation committee individual objectives for the other executive officers.

The 2007 Executive and Management Incentive Plan, which we refer to as the 2007 Incentive Plan, was approved by the compensation committee in January 2007. The performance metrics of the 2007 Incentive Plan, and the reasons for their selection, were as follows:

•	revenue is a general indicator of the health of our business;

•	total new bookings, which is defined as the total bookings from new customers plus the amount of increased bookings from existing customers, reflects, for an on-demand business model such as ours, the level of future revenue increases to be expected;

•	total bookings reflects not only bookings from new customers and growth in bookings from existing customers but also bookings from renewals and professional services;

•	cash on hand at year end depicts the strength or weakness of free cash flow, which is a non-GAAP measure used by management to track business performance and calculated as cash flow from operating activities less purchases or property and equipment and capitalization of software development costs;

•	EBITDA, which is a non-GAAP measure used by management to track business performance and calculated as earnings before income taxes, depreciation and amortization, is a proxy for free cash flow but has the advantage of being easier to forecast;

•	quality is defined as the ability to deliver new on-demand versions of our service without significant application code errors, or bugs, and the timely resolution of all problems causing service interruptions; and

•	management objectives, which are individual goals recommended to the compensation committee by the chief executive officer.

Each of these performance metrics was weighted differently for each executive officer based on his duties. The following table sets forth the percentage of each executive officer’s target bonus under the 2007 Incentive Plan that was dependent on each performance metric:

	2007 Performance Metrics
				Cash on
		Total New	Total	Hand at			Management
Name	Revenue	Bookings	Bookings	Year End	EBITDA	Quality	Objectives	Total

Jaime W. Ellertson	20%	30%	10%	10%	20%	10%	—%	100%
Richard M. Darer	20	20	15	10	25	—	10	100
Bruce R. Reading	10	35	25	10	10	—	10	100
Imad Mouline	—	20	20	—	20	20	20	100
William I. Agush	—	50	10	—	20	—	20	100

The table below reflects, for each named executive officer, the target incentive under the 2007 Incentive Plan for each performance metric:

	2007 Performance Metrics
				Cash on
		Total New	Total	Hand at			Management
Name	Revenue	Bookings	Bookings	Year End	EBITDA	Quality	Objectives	Total

Jaime W. Ellertson	$20,000	$30,000	$10,000	$10,000	$20,000	$10,000	$—	$100,000
Richard M. Darer	13,000	13,000	9,750	6,500	16,250	—	6,500	65,000
Bruce R. Reading	10,000	35,000	25,000	10,000	10,000	—	10,000	100,000
Imad Mouline	—	4,000	4,000	—	4,000	4,000	4,000	20,000
William I. Agush	—	15,000	3,000	—	6,000	—	6,000	30,000

The bonus plan financial targets in the 2007 Incentive Plan generally conformed to the financial metrics contained in the internal business plan adopted by the board. For 2007, the target bonus under the 2007 Incentive Plan as a percentage of base salary for each executive officer was 18% for Mr. Ellertson, 32.5% for Mr. Darer, 50% for Mr. Reading, 11% for Mr. Mouline and 23% for Mr. Agush.

Under the 2007 Incentive Plan, bonuses based on the metrics set forth above are to be paid out based on achievement of a minimum threshold as indicated above, and a portion of the total target cash incentive of each executive officer is tied to each of the metrics. If the actual result as a percentage of the target metric was above the minimum threshold, the payout will be equal to the percentage achievement multiplied by the portion of each executive officer’s total bonus target assigned to the metric. There is no cap on overachievement, except that payouts for cash on hand at year end and for EBITDA are capped at 200% of the target metric.

Individual performance goals were tied to the particular area of expertise of the executive officer and his performance in attaining those goals relative to external forces, internal resources utilized and overall individual effort. The compensation committee relied in part on individual goals recommended by Mr. Ellertson, whose performance metrics did not include individual goals. Mr. Darer’s individual goals in 2007 included building the accounting and finance group in preparation for this offering. Mr. Reading’s individual goals included hiring an inside sales team and growing channel and international distribution. Mr. Mouline’s individual goals included our release of four new services. Mr. Agush’s individual goals included building a lead generation program.

Bonus payments under the 2007 Incentive Plan were subject to final review and authorization by the compensation committee. The following table sets forth the targets and minimum thresholds for each component of the 2007 Incentive Plan, and indicates whether the target was met.

Component	Target	Threshold	Target Achieved

Revenue	$31,000,000	90%	Yes
Total new bookings	13,030,000	80	Yes
Total bookings	33,000,000	90	Yes
Cash on hand at year end	8,500,000	90	Yes
EBITDA	1,875,000	80	No
Quality	—	80	Yes

The compensation committee considered and approved bonus payments under the 2007 Incentive Plan in April 2008. The compensation committee noted that during 2007 the board had determined that hiring of sales and operations personnel should be accelerated in order to grow and support our business and that this increased spending was a key reason why the EBITDA target had not been achieved. The compensation committee therefore calculated the 2007 bonuses on an actual basis for the EBITDA target, provided that no executive officer could, as a result of the elimination of the 80% threshold, receive a bonus greater than 90% of his target bonus. Applying the methodology of the 2007 Incentive Plan as adjusted with respect to the EBITDA target, the compensation committee determined that each executive officer earned a bonus equal to 90% of his target bonus for 2007. See “— Summary Compensation Table” below.

2008 Executive and Management Incentive Plan.  The 2008 Executive and Management Incentive Plan, which we refer to as the 2008 Incentive Plan, was approved by the compensation committee in April 2008. The performance metrics of the 2008 Incentive Plan, and the reasons for their selection, were as follows:

•	revenue is a general indicator of the health of our business;

•	total new bookings, which is defined as the total bookings from new customers plus the amount of increased bookings from existing customers, reflects, for an on-demand business model such as ours, the level of future revenue increases to be expected;

•	total bookings reflects not only bookings from new customers but growth in bookings from existing customers but also bookings from renewals and professional services;

•	free cash flow is a non-GAAP measure used by management to track business performance and is calculated as cash flow from operating activities less purchases or property and equipment and capitalization of software development costs;

•	pro forma operating income is a non-GAAP measure used by management to track business performance and is calculated as operating income less stock-based compensation expense and amortization of intangibles related to acquisitions;

•	quality is defined as the ability to deliver new on-demand versions of our service without significant application code errors, or bugs, and the timely resolution of all problems causing service interruptions; and

•	management objectives, which are individual goals recommended to the compensation committee by the chief executive officer.

The compensation committee believes that revenue, free cash flow and pro forma non-operating income are metrics often used by security analysts, investors and other interested parties in the evaluation of on-demand and other software companies. Each of these performance metrics will be weighted individually for each executive officer, based on his or her duties.

Long-Term Equity Incentives.  Our equity award program is the primary vehicle for offering long-term incentives to our employees, including our executive officers. Our equity awards to executive officers have been made solely in the form of stock options and, prior to this offering, our executive officers were eligible to participate in our 2005 Stock Incentive Plan. Following the completion of this offering, we will grant our executive officers stock-based awards solely pursuant to the 2008 Stock Incentive Plan, or the 2008 Stock Plan, which will become effective upon the completion of this offering. Under the 2008 Stock Plan, executive officers will be eligible to receive grants of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights and other stock-based equity awards at the discretion of the compensation committee.

Although we do not have any equity ownership guidelines for executive officers, we believe that equity awards provide executive officers with an incentive to focus on our long-term performance, create an ownership culture among our management team and our employees, and align the interests of executive officers with those of stockholders. In addition, the vesting feature of equity awards is designed to further our objective of executive retention by providing an incentive to executive officers to remain in our employ during the vesting period. We believe that the long-term performance of our business is improved through the grant of stock-based awards so that the interests of executive officers are aligned with the creation of value for stockholders.

To date, stock option grants have been approved by the board of directors. Following this offering, the compensation committee will be responsible for equity award grants, pursuant to authority to be delegated by the board. Grants of equity awards, including those to executive officers, are granted based on the fair market value of the common stock on the date of grant. We generally have granted stock options to executive officers upon their hire and from time to time at the discretion of the board, consistent with our incentive compensation program objectives. In determining the size of stock option grants to executive officers in 2007, the board considered our overall performance, the applicable executive officer’s performance, the achievement of certain strategic initiatives, the amount of equity previously awarded to the executive officer, the vesting of such awards and recommendations from the chief executive officer.

In January 2007, the board awarded an option to Mr. Agush for 10,000 shares. In December 2007, the board approved stock option grants to reestablish or bolster incentives to retain employees, including executive officers who had been employed by us for a significant time. In making the December 2007 grants, the board determined that overall company performance was strong in 2006 and 2007 and reviewed and considered the individual performances of the executive officers. In addition, the board considered the portion of the prior equity grants that had not yet vested and their value as a retention tool. In the case of all of our executive officers, a large portion of their prior option grants had vested as of December 2007. As a result, in December 2007, the board granted options to Messrs. Ellertson, Darer, Reading, Mouline and Agush to purchase 190,000, 45,000, 50,000, 40,000 and 5,000 shares, respectively.

Typically, the stock options we grant to our executive officers vest over four years, 25% one year from the date of grant and 6.25% quarterly thereafter. The options we granted to Messrs. Ellertson, Darer, Reading and Mouline in December 2007 vest over two and a half years, 37.5% on the date of grant and 6.25% quarterly thereafter, reflecting their performance in 2007 and the amount and vesting of their outstanding equity holdings at year-end 2007. Options generally expire ten years following the date of grant, subject to earlier expiration upon termination of employment.

At the discretion of the compensation committee, we expect to continue to grant annually new equity awards to executive officers and other employees consistent with our overall incentive compensation program objectives. In determining the size of equity grants in 2008, we expect that the board and the compensation committee will consider comparative share ownership of executives of comparable companies for similar positions, our company-level performance, the applicable executive’s performance, the amount of equity previously awarded to the executive, the vesting of such awards and the recommendations of management. The benchmarking data provided by Pearl Meyer indicate that our executive officers as a group have a level of equity participation slightly below the median level of the comparable companies. We are seeking to increase the equity participation of our executive officers over a three-year period as a component of our overall executive compensation program.

Following the completion of this offering, the exercise price of any stock option will be equal to the closing sale price of the common stock on The NASDAQ Global Market on the date of grant.

Benefits and Other Compensation.  Each of our executive officers is eligible to participate in our employee benefits programs on the same terms as non-executive employees, including our medical and dental insurance, life and disability insurance, 401(k) and maternity and paternity leave plans, employee assistance program and standard company holidays.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for compensation in excess of $1.0 million paid by a company to its chief executive officer or any of its four other most highly paid executives. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. The compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table sets forth information regarding compensation earned during 2007 by the named executive officers, who consist of (a) Jamie Ellertson, our chief executive officer, (b) Richard Darer, our chief financial officer, and (c) the three other most highly compensated executive officers in 2007.

			Non-Equity
		Option	Incentive Plan
Name and Principal Position	Salary ($)	Awards ($)(1)	Compensation ($)(2)	Total ($)

Jaime W. Ellertson Chief Executive Officer and President	$550,000	$147,255	$90,000	$787,255
Richard M. Darer Chief Financial Office, Senior Vice President and Treasurer	200,000	69,001	58,500	327,501
Bruce M. Reading Senior Vice President, Worldwide Field Operations	200,000	35,566	90,000	325,566
Imad Mouline Chief Technology Officer	180,000	39,380	18,000	237,380
William I. Agush Vice President, Marketing	130,000	10,478	27,000	167,478

(1)	These amounts are calculated by allocating the dollar amount of stock-based compensation recognized for financial statement reporting purposes, as calculated under SFAS No. 123R on the date of grant, over the vesting period of the stock options, typically four years. For stock options granted prior to 2006, an additional amount is included based on calculations using the modified prospective transition method pursuant to SFAS No. 123R. Under this method, a portion ($51,203) of the grant date fair value determined under SFAS No. 123R with respect to option awards of Messrs. Ellertson and Reading outstanding on January 1, 2006, the date we adopted SFAS No. 123R, is recognized over those options’ remaining vesting periods. The assumptions we used in valuing the option awards are the same as those set forth in note 2 to the consolidated financial statements appearing at the end of this prospectus. For additional information about the individual option awards reflected in the above table, see “— Grants of Plan-Based Awards.”

(2)	These amounts were paid under the 2007 Incentive Plan, as described under “— Compensation Discussion and Analysis — Components of Executive Compensation Plan — Cash Bonuses.”

Grants of Plan-Based Awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2007 to our named executive officers:

		All Other
		Option Awards:	Exercise or
		Number of	Base Price of	Grant Date
		Securities	Options	Fair Value of
		Underlying	Awards	Option
Name	Grant Date	Options (#)	($/share)(1)	Awards ($)(2)

Jaime W. Ellertson	12/06/07	190,000	$5.46	$251,750
Richard M. Darer	12/06/07	45,000	5.46	59,625
Bruce M. Reading	12/06/07	50,000	5.46	66,250
Imad Mouline	12/06/07	40,000	5.46	53,000
William I. Agush	01/23/07	10,000	0.825	19,744
	12/06/07	5,000	5.46	6,625

(1)	In determining the exercise price of options granted in December 2007, the compensation committee completed a contemporaneous common stock valuation using the probability-weighted expected return method, which involved analyzing future values under four possible outcomes and then probability-weighting those values. The four outcomes considered were an initial public offering, a sale or merger, continued operation as a private company and dissolution. For additional discussion of our methodology for determining the fair value of common stock, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation.”

(2)	Valuation of these options is based on the aggregate dollar amount of stock-based compensation recognized for financial statement reporting purposes, excluding the impact of estimated forfeitures related to service-based vesting conditions, as calculated in accordance with SFAS No. 123R, over the option terms. The assumptions used for these valuations are the same as those set forth in note 2 to the consolidated financial statements appearing at the end of this prospectus.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth information regarding equity awards held by the named executive officers as of December 31, 2007:

	Number of Securities
	Underlying Unexercised		Option	Option
	Options (#)(1)		Exercise	Expiration
Name	Exercisable	Unexercisable	Price ($)	Date

Jaime W. Ellertson	389,640	338,628	$0.825	12/06/2015
	71,250	118,750	5.46	12/06/2017
Richard M. Darer	37,141	167,139	0.825	3/28/2016
	16,875	28,125	5.46	12/06/2017
Bruce M. Reading	342,854	—	0.825	1/05/2014
	43,448	43,448	0.825	10/07/2015
	24,274	24,277	0.825	1/27/2016
	18,750	31,250	5.46	12/06/2017
Imad Mouline	51,978	69,681	0.825	1/27/2016
	15,000	25,000	5.46	12/06/2017
William I. Agush	5,625	16,875	0.825	5/09/2016
	—	10,000	0.825	1/23/2017
	—	5,000	5.46	12/06/2017

(1)	The listed stock options were granted under our 2005 Stock Incentive Plan, except that the stock option of Mr. Reading terminating on January 5, 2014 was granted under our Stock Plan adopted in 2001. For each stock option, 25% of the shares vest after 1 year and the balance vest ratably over the following 3 years, except that (a) the stock options of Messrs. Ellertson, Darer, Reading and Mouline terminating on December 6, 2017 vest over 30 months, with 37.5% of the shares vested upon grant and the balance vesting ratably over the following 10 quarters, and (b) the stock option of Mr. Reading terminating on January 5, 2014 vested over 3 years.

Option Exercises and Stock Vested

The following table sets forth information regarding equity awards exercised during 2007 by the named executive officers:

	Option Awards
	Number of Shares	Value
	Acquired on	Realized on
Name	Exercise (#)(1)	Exercise ($)(1)

Jamie W. Ellertson	—	$—
Richard M. Darer	92,853	169,457
Bruce M. Reading	—	—
Imad Mouline	18,000	32,850
William I. Agush	7,500	13,688

(1)	There was no public market for the common stock during 2007 when the option was exercised. For purposes of this table, the value realized on exercise has been calculated by taking the fair market value of the common stock at the time of exercise, or $2.65 per share, less the per share exercise price multiplied by the number of shares of common stock issued upon the option exercise.

Stock Option and Other Compensation Plans

2008 Stock Incentive Plan

Our 2008 Stock Incentive Plan, which we refer to as the 2008 Stock Plan, will become effective upon completion of this offering. The number of shares of common stock that may be issued under the 2008 Stock Plan will equal the sum of 1,000,000 plus the number of shares, if any, subject to awards that are outstanding under the 2005 Stock Incentive Plan upon completion of this offering, but that expire, terminate, or are otherwise surrendered, canceled, forfeited or repurchased by us at their original issuance price pursuant to a contractual repurchase right.

The compensation committee will administer the 2008 Stock Plan, pursuant to authority delegated by the board of directors. The 2008 Stock Plan will provide for the grant of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards. Our executive officers, employees, consultants, advisors and directors will be eligible to receive awards under the 2008 Stock Plan. Under present law, however, incentive stock options qualifying under Section 422 of the Internal Revenue Code may only be granted to our employees.

Stock options entitle the holder to purchase a specified number of shares of common stock at a specified price, subject to the other terms and conditions contained in the option grant. The board, or a committee appointed by the board, will, subject to any limitations in the 2008 Stock Plan, determine, among other things:

•	the recipients of stock options;

•	the number of shares subject to each option granted;

•	the exercise price of the option;

•	the vesting schedule of the option;

•	the duration of the option; and

•	the manner of payment of the exercise price of the option.

Restricted stock awards entitle the recipient to acquire shares of common stock, subject to our right to repurchase all or part of such shares from the recipient in the event the conditions specified in the award are not satisfied. The compensation committee will determine, among other things:

•	the recipients of restricted stock;

•	the number of shares subject to each restricted stock award granted;

•	the purchase price, if any, of the restricted stock award;

•	the vesting schedule of the restricted stock award; and

•	the manner of payment of the purchase price, if any, for the restricted stock award.

No award may be granted under the 2008 Stock Plan after the tenth anniversary of the date on which the 2008 Stock Plan was adopted by the board, but the vesting and effectiveness of awards granted before that date may extend beyond that date.

If the compensation committee delegates authority to an executive officer to grant awards under the 2008 Equity Incentive Plan, the compensation committee will have the power to make awards to all of our employees other than executive officers. The compensation committee will fix the terms of the awards to be granted by the executive officer, including the exercise price, and the maximum number of shares subject to awards that the executive officer may make.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan, as amended, which we refer to as the 2005 Stock Plan, was adopted in September 2005. A maximum of 5,032,395 shares of common stock are authorized for issuance under the 2005 Stock Plan. As of May 1, 2008, there were options to purchase 3,001,772 shares of common stock outstanding under the 2005 Stock Plan and 524,222 shares of common stock had been issued and were outstanding pursuant to the exercise of options granted under the 2005 Stock Plan. Following completion of this offering, no further equity awards may be granted under the 2005 Stock Plan.

The 2005 Stock Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock units and other stock-based awards. Our executive officers, employees, consultants, advisors and directors, and those of any of our subsidiaries, are eligible to receive awards under the 2005 Stock Plan. The board of directors, or a committee appointed by the board, administers the 2005 Stock Plan.

In the event of a merger or consolidation effecting a change of control, a sale of all or substantially all of our assets or a sale of a majority of our outstanding voting securities, the committee appointed by the board or the board of directors of the surviving entity shall, with respect to the outstanding options or shares acquired upon exercise of any option, take one or more of the following actions:

•	provide for the continuation of options;

•	accelerate the vesting schedule of options;

•	provide that all vested options must be exercised within a specified time period, at the end of which the options will terminate;

•	provide for the cash-out of vested options; and

•	in the event of a stock sale, require that the optionee sell to the acquirer all shares previously issued to such optionee upon exercise of any option.

In the event of a recapitalization or reorganization pursuant to which our capital stock or capital stock of another entity is issued with respect to the outstanding shares of common stock, an optionee, upon exercising an option, will be entitled to receive the securities the optionee would have received if such optionee had exercised his or her option prior to the recapitalization or reorganization and had been the owner of the common stock receivable upon exercise at the time of the recapitalization or reorganization.

Stock Plan

In November 2001, we adopted a Stock Plan, which we refer to as the 2001 Stock Plan, that was amended and restated in October 2004. Upon our adoption of the 2005 Stock Plan, no further equity awards could be granted under the 2001 Stock Plan. As of May 1, 2008, there were options to purchase 1,350,766 shares of common stock outstanding under the 2001 Stock Plan.

Unless otherwise provided in any individual option agreement, in the event of a stockholder-approved reorganization, merger, consolidation or similar transaction, a sale of all or substantially all of our assets, or a sale of a majority of our outstanding voting securities, our board of directors or the board of directors of the surviving entity shall, with respect to the outstanding options or shares acquired upon exercise of any option, take one or more of the following actions:

•	provide for the continuation of options;

•	provide that all vested options must be exercised within a specified time period, at the end of which the options will terminate; and

•	provide for the cash-out of vested options.

In the event of a recapitalization or reorganization pursuant to which our capital stock or capital stock of another entity is issued with respect to the outstanding shares of our common stock, an optionee, upon exercising an option, will be entitled to receive the securities the optionee would have received if such optionee had exercised his or her option prior to the recapitalization or reorganization and had been the owner of the common stock receivable upon exercise at the time of the recapitalization or reorganization.

401(k) Plan

We maintain a deferred savings retirement plan for our employees. The deferred savings retirement plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code. Contributions to the deferred savings retirement plan are not taxable to employees until withdrawn from the plan. The deferred savings retirement plan provides that each participant may contribute his or her pre-tax compensation (up to a statutory limit, which is $15,500 in 2008). For employees 50 years of age or older, an additional catch-up contribution of $5,000 is allowable. In 2008, the statutory limit for those who qualify for catch-up contributions is $20,500. Under the plan, each employee is fully vested in his or her deferred salary contributions. The deferred savings retirement plan also permits us to make additional discretionary contributions, subject to established limits and a vesting schedule.

Limitation of Liability and Indemnification

Our charter limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware corporation law. The charter provides that no director will have personal liability to us or to stockholders for monetary damages for breach of fiduciary duty or other duty as a director. These provisions do not, however, eliminate or limit the liability of any of the directors for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	voting or assenting to unlawful payments of dividends, stock repurchases or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act, omission or claim arising prior to such amendment or repeal. If the Delaware corporation law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of the directors will be further limited to the greatest extent permitted by the Delaware corporation law.

The charter also provides that we must indemnify directors and officers in certain circumstances. In addition, we will, effective upon the closing of this offering, enter into separate indemnification agreements with each of the directors and executive officers that may be broader than the indemnification provisions contained in the charter. These indemnification agreements may require us, among other things, to indemnify directors and executive officers for expenses (including attorneys’ fees), judgments, fines and settlement amounts paid or incurred by a director or executive officer in any action or proceeding arising out of his or her service as a director or executive officer. We believe these provisions and agreements are important in attracting and retaining qualified individuals to serve as directors and executive officers, and we expect to enter into identical agreements from time to time with other individuals who become directors or executive officers.

We maintain director and officer insurance providing for indemnification of our directors and officers for certain liabilities, including certain liabilities under the Securities Act. We also maintain a general liability insurance policy that covers certain liabilities of directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

There is no pending litigation or proceeding involving any director or executive officer to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of common stock as of May 1, 2008 for:

•	each beneficial owner of more than five percent of the outstanding common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder participating in this offering.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable by June 30, 2008 (60 days after May 1, 2008). For purposes of the following table, shares beneficially owned include shares of common stock to be received in payment of dividends accumulating as of June 30, 2008 on outstanding convertible preferred stock. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

Percentage ownership calculations are based on 22,862,747 shares outstanding as of May 1, 2008, after giving effect to the conversion of outstanding preferred stock into 13,069,146 shares of common stock upon completion of this offering and the issuance of 7,094,470 shares of common stock in payment of dividends accumulated on outstanding preferred stock as of June 30, 2008. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Gomez, Inc., 10 Maguire Road, Suite 330, Lexington, Massachusetts 02421.

Shares reflected as beneficially owned by Dolphin Equity Partners and Richard Brekka consist of 5,878,722 shares held of record by Dolphin Communications Fund, L.P. and 2,483,723 shares held of record by Dolphin Communications Parallel Fund, L.P. Dolphin Communications, L.P., as the General Partner of Dolphin Communications Fund, L.P. and Dolphin Communications Parallel Fund, L.P., has voting and investment control of the shares held by Dolphin Communications Fund, L.P. and Dolphin Communications Parallel Fund, L.P. Dolphin Communications I, L.L.C. is the General Partner of Dolphin Communications, L.P. Mr. Brekka is the sole managing member of Dolphin Communications I, L.L.C. and may be deemed to share voting and investment power with respect to such shares.

Shares reflected as beneficially owned by Thomas Krueger consist of shares held of record by AdAstra Erste Beteiligungs GmbH. Mr. Krueger is the managing partner of AdAstra Erste Beteiligungs GmbH and may be deemed to share voting and investment power with respect to such shares.

Shares reflected as beneficially owned by Doughty Hanson & Co. Technology Limited and Ivan Farneti consist of (a) 728,638 shares held of record by Doughty Hanson & Co. Technology Limited Partnership One, (b) 437,183 shares held of record by Doughty Hanson & Co. Technology Limited Partnership Two, (c) 1,307,906 shares held of record by Doughty Hanson & Co. Technology Limited Partnership Three, (d) 701,679 shares held of record by Doughty Hanson & Co. Technology Limited Partnership Four, (e) 273,967 shares held of record by Doughty Hanson & Co. Technology Limited Partnership Five and (f) 507,629 shares held of record by Officers Nominee Limited. Doughty Hanson & Co. Technology Limited is the General Partner of each of such holders and shares voting and investment power with respect to all of such shares. Mr. Farneti is a partner of Doughty Hanson Technology Ventures and may be deemed to share voting and investment power with respect to such shares. Mr. Farneti disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Shares reflected as beneficially owned by James Sanger consist of shares held of record by ABS Ventures IX L.P. Mr. Sanger is a partner of ABS Ventures and may be deemed to share voting and investment power with respect to such shares. Mr. Sanger disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

	Beneficial Ownership Prior to Offering
		Right			Beneficial Ownership
		to Acquire			After Offering
	Outstanding	Within 60	Shares			Shares
	Shares	Days After	Beneficially		Shares	Beneficially
Name and Address	Beneficially	March 31,	Owned		Being	Owned
of Beneficial Owner	Owned	2008	Number	Percentage	Offered	Number	Percentage

5% Stockholders:
Dolphin Equity Partners	8,362,445	—	8,362,445	36.6%
750 Lexington Ave 16th Floor New York, NY 10022
AdAstra Erste Beteiligungs GmbH	4,553,059	—	4,553,059	19.9
Kardinal-Faulhaber-Str. 14a D — 80333 München Germany
Doughty Hanson & Co. Technology Limited	3,957,002	—	3,957,002	17.3
45 Pall Mall London SW1Y 5JG United Kingdom
ABS Ventures IX L.P.	2,030,688	—	2,030,688	8.9
890 Winter Street Suite 225 Waltham, MA 02451
Directors and Executive Officers:
Richard J. Brekka	8,362,445	—	8,362,445	36.6%
Thomas Krueger	4,553,059	—	4,553,059	19.9
Ivan Farneti	3,957,002	—	3,957,002	17.3
James D. Sanger	2,030,688	—	2,030,688	8.9
Jaime W. Ellertson	703,236	638,562	1,341,798	5.7
Bruce R. Reading	—	453,089	453,089	1.9
Richard M. Darer	150,352	78,212	228,564	1.0
Imad Mouline	18,000	80,164	98,164	*
Carl Pavarini	45,734	26,678	72,412	*
William I. Agush	7,500	10,625	18,125	*
Robert J. Cobuzzi	—	—	—	—
Adam S. Greene	—	—	—	—
David J. Henshall	—	—	—	—
Edward F. Murray	—	—	—	—
All directors and executive officers as a group (14 persons)	19,828,016	1,287,330	21,115,346	87.4%
Additional Selling Stockholders:

*	Less than 1%.

RELATED-PARTY TRANSACTIONS

Since January 1, 2005, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and five-percent stockholders. We believe that all of the transactions described below were made on terms no less favorable to us than could have been obtained from unaffiliated third parties.

Stock Issuances

In June 2006, we issued 388,409 shares of our Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of $640,875 to Jaime Ellertson, our Chief Executive Officer and President and one of our directors. In June 2006, we also issued 48,500 shares of our Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of approximately $80,025 to Richard Darer, our Chief Financial Officer, Senior Vice President and Treasurer. Each share of our Class C convertible preferred stock is convertible into one share of common stock. All shares of our Class C convertible preferred stock will automatically convert into shares of common stock upon completion of this offering.

Consulting Agreement

In May 2005, we entered into an advisory arrangement with Carl Pavarini, who had become a director in April 2005, for business and strategic consulting services to be provided to our chief executive officer on an as-needed basis. The consulting services are not to exceed an average of ten hours per month. In consideration for these services, we granted to Dr. Pavarini, upon entering into the advisory arrangements, an option to purchase 45,734 shares of common stock with an exercise price of $0.825 per share, which vests over four years and will be fully vested in May 2009.

Investor Rights Agreement

We have entered into an investor rights agreement with holders of convertible preferred stock and common stock. The board of directors currently consists of nine members, all of whom were elected as directors pursuant to the board composition provisions of the investor rights agreement. In addition, the investor rights agreement contains a right of first refusal provision that provides that we shall not make certain issuances of our securities unless we first offer such securities to certain holders of convertible preferred stock in accordance with the agreement. The board composition and right of first refusal provision of the investor rights agreement will terminate upon the closing of this offering. The investor rights agreement also provides that certain holders of convertible preferred stock have the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. For a more detailed description of these registration rights, see “Description of Capital Stock — Registration Rights.”

Director and Executive Compensation

Please see “Management — Director Compensation” and “— Executive Compensation” for a discussion of information regarding the compensation of our non-employee directors and our executive officers.

Indemnification Agreements

Our charter provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. For more information regarding these agreements, see “Management — Limitation of Liability and Indemnification.”

Policies and Procedures for Related-Person Transactions

In       2008, the board of directors adopted written policies and procedures for the review of any related-party transaction. If a related party proposes to enter into a related-party transaction, the related party must report the proposed related-party transaction to the chief financial officer. The policy calls for the proposed related-party transaction to be reviewed and, if deemed appropriate, approved by the audit committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the related-party transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related-party transaction. The policy also permits the chair of the audit committee to review and, if deemed appropriate, approve proposed related-party transactions that arise between audit committee meetings, subject to ratification by the audit committee at its next meeting. Any related-party transactions that are ongoing in nature will be reviewed annually.

A related-party transaction reviewed under the policy will be considered approved or ratified if it is authorized by the committee after full disclosure of the related party’s interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

•	the related party’s interest in the related-party transaction;

•	the approximate dollar value of the amount involved in the related-party transaction;

•	the approximate dollar value of the amount of the related party’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of our business;

•	whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•	any other information regarding the related-party transaction or the related party in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the audit committee determines that, under all of the circumstances, the transaction is in or is not inconsistent with our best interests. The audit committee may impose any conditions on the related-party transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC’s related-party transaction disclosure rule, the board has determined that the following transactions do not create a material direct or indirect interest on behalf of related parties and, therefore, are not related-party transactions for purposes of the policy:

•	interests arising solely from the related party’s position as an executive officer of another entity (whether or not the person is also a director of such entity) that is a participant in the transaction, where (a) the related party and all other related parties own in the aggregate less than a 10% equity interest in such entity, (b) the related party and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, and (c) the amount involved in the transaction is less than the greater of $200,000 and 5% of the annual gross revenues of the company receiving payment in the transaction; and

•	a transaction that is specifically contemplated by provisions of our charter or bylaws.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated by-laws filed as exhibits to the registration statement of which this prospectus forms a part and to Delaware law. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur prior to or upon the completion of this offering. We refer in this section to our amended and restated charter as our charter, and we refer to our amended and restated by-laws as our by-laws.

Upon consummation of this offering, our authorized capital stock will consist of           shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of March 31, 2008, we had issued and outstanding:

•	2,699,131 shares of common stock, held by 236 holders of record;

•	249,490 shares of Class A convertible preferred stock, held by 16 holders of record;

•	7,185,658 shares of Class B convertible preferred stock, held by 21 holders of record; and

•	5,633,998 shares of Class C convertible preferred stock, held by 22 holders of record.

Each share of our Class A, Class B and Class C convertible preferred stock is convertible into one share of common stock. In addition, each of these classes of convertible preferred stock entitles a holder to receive accumulated dividends in either cash or common stock, at the election of the holder. Upon the completion of this offering, all of the outstanding shares of our preferred stock will automatically convert into a total of 13,069,146 shares of common stock. In addition, all accumulated dividends on the convertible preferred stock will become payable, which as of June 30, 2008, would result in our issuance of 7,094,470 shares of common stock in payment of dividends.

Common Stock

The holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our charter provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by the board of directors. The board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of the board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

The board may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although the board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. The board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of common stock.

The board will make any determination to issue such shares based on its judgment as to the best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Options

As of May 1, 2008, options to purchase 4,352,538 shares of common stock at a weighted average exercise price of $1.91 per share were outstanding.

Warrant

As of May 1, 2008, we had outstanding a warrant to purchase 236,364 shares of Class C convertible preferred stock for an exercise price of $1.65 per share. The warrant automatically will become convertible for 236,364 shares of common stock upon completion of this offering. Unless exercised earlier, the warrant will expire three years after the completion of this offering.

Registration Rights

We have entered into an investor rights agreement with individuals and entities that, as of May 1, 2008, held all of the outstanding shares of convertible preferred stock and 1,854,241 shares of common stock. Upon the completion of this offering, all of the outstanding shares of preferred stock will automatically convert into a total of 13,069,146 shares of common stock, of which           shares of common stock are being offered hereby. In addition, all accumulated dividends on the convertible preferred stock will become payable, which we estimate will result in our issuance of an estimated           shares of common stock in payment of those accumulated dividends upon completion of this offering. The parties to the investor rights agreement will have the right, under specified circumstances, to require us to register under the Securities Act a total of approximately           shares of common stock, which we refer to as the registrable shares, consisting of (a)            outstanding shares of common stock not being offered hereby, (b) the           shares of common stock to be issued upon conversion of the outstanding preferred stock and not being offered hereby, and (c) the shares of common stock to be issued in payment of accumulated dividends on the outstanding preferred stock. After registration pursuant to these rights, the registrable shares will become freely tradable without restriction under the Securities Act, except to the extent they are purchased by affiliates of our company.

The following description of the terms of the registration rights provisions of the investor rights agreement is intended as a summary only and is qualified in its entirety by reference to the investor rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part.

•	Demand Registration Rights. On no more than three occasions, investors party to the investor rights agreement who hold at least 76% of the shares of common stock issued upon closing of this offering as the result of the conversion of preferred stock and of the payment of accumulated dividends on the stock will have the right to request that we register with the SEC, on a registration statement on Form S-1, all or a portion of the registrable shares they then hold. Following such a request, the other holders of registrable shares will have the right to request that we include in such registration statement on Form S-1 all or a portion of their registrable shares. In addition, at any time at which we are eligible to register securities on a registration statement on Form S-3, but on no more than one occasion in any 12-month period, holders of registrable shares will have the right to request that we register on Form S-3 all or a portion of those shares, provided that the registrable shares requested to be registered have a reasonably anticipated aggregate price of at least $1,000,000.

•	Incidental Registration Rights. If we propose to register shares of common stock under the Securities Act on a registration form that may be used for the registration of registrable shares, the holders may request that we register all or a portion of the registrable shares they held by them.

In the event that any registration in which the holders of registrable shares participate pursuant to the registration rights agreement is an underwritten public offering, the number of registrable shares to be included may, in specified circumstances, be limited due to market conditions. Under the investor rights agreement, we generally are required to pay all registration expenses other than underwriting discounts and selling commissions and we are required to indemnify each participating holder with respect to each registration of registrable shares that is effected.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and By-Laws

We have elected to be governed by the provisions of Section 203 of the Delaware law statute, which generally will have an anti-takeover effect for transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the common stock. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that the stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the board approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; or

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•	at or after the time the stockholder became interested, the business combination was approved by the board and authorized at a stockholder meeting by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Our charter and by-laws divide the board into three classes with staggered three-year terms. Our by-laws provide that directors may be removed only for cause and then only by the affirmative vote of the holders of at least 75% of the votes that all stockholders would be entitled to cast in any annual election of directors. Under our by-laws, any vacancy on the board, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office, even if less than a quorum. The limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us.

Our by-laws provide that stockholders may not take any action by written consent in lieu of a meeting and limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting. In addition, our by-laws provide that only the board, the chairman of the board or the chief executive officer may call a special meeting of stockholders. Business transacted at any special meeting of stockholders must be limited to matters relating to the purpose stated in the notice of the special meeting.

To be “properly brought” before an annual meeting, the proposals or nominations must be:

•	specified in the notice of meeting;

•	brought before the meeting by or at the direction of the board; or

•	properly brought before the meeting by a stockholder entitled to vote at the meeting who has given to our corporate secretary the required advance written notice, in proper form, of the stockholder’s intention to bring that proposal or nomination before the meeting and who was a stockholder of record on the date on which notice is given.

In addition to other applicable requirements, for a stockholder proposal or nomination to be properly brought before an annual meeting by a stockholder, the stockholder generally must have given notice in proper written form to our corporate secretary not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. If, however, the date of the annual meeting is advanced by more than 20 days or delayed by more than 60 days from the first anniversary of the preceding year’s annual meeting, we must receive the notice (a) no earlier than the one hundred-twentieth day prior to such annual meeting and (b) no later than the close of business on the later of the ninetieth day prior to the annual meeting and the tenth day following the date on which the notice of the date of the meeting was mailed or, if earlier, public disclosure was made. Although our by-laws do not give the board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our by-laws may have the effect of precluding the consideration of some business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

Delaware law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s charter or by-laws, unless the charter or by-laws require a greater percentage. Our by-laws may be amended or repealed by a majority vote of the board, subject to any limitations set forth in the by-laws, and may also be amended or repealed by the stockholders by the affirmative vote of the holders of at least 75% of the votes that all the stockholders would be entitled to cast in any annual election of directors. The 75% stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any of these amendments are submitted to stockholders.

Liability Limitations and Indemnification

Our charter provides that we must indemnify our directors and officers and that we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions. In addition, our charter provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty. For additional information, please see “Management — Liability Limitations and Indemnification.”

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, you may lose some or all of your investment in the common stock if we pay the costs of settlement or damage awards against our directors and officers under these provisions. We believe these provisions, the director and officer insurance we maintain, and the indemnification agreements we have entered into with our directors and officers are necessary to attract and retain talented and experienced directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is                    .

Listing

We will apply for the quotation of the common stock on The NASDAQ Global Market under the symbol “GOMZ.”

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of shares of common stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices of shares of common stock. Furthermore, since only a limited number of shares of common stock will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, there may be sales of substantial amounts of shares of common stock in the public market after these restrictions lapse that could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Prior to this offering, there has been no public market for shares of common stock. Upon completion of this offering, we will have outstanding an aggregate of           shares of common stock, assuming no exercise of our outstanding warrant or options. Of these shares, the           shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless those shares are purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act. The remaining           shares of common stock held by existing stockholders are restricted securities as that term is defined in Rule 144 under the Securities Act or are subject to the contractual restrictions described below. Of these remaining securities:

•	shares may be sold as of the date of this prospectus;

•	additional shares may be sold beginning 90 days after the date of this prospectus; and

•	additional shares may be sold upon expiration of the lock-up period described below, although a portion of those shares will be subject to volume limitations pursuant to Rule 144.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is deemed to be our affiliate (as defined in Rule 144) and who has beneficially owned shares of common stock for at least six months would be entitled, subject to any contractual lock-up restriction, to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of shares of the common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by a person deemed to be our affiliate under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not deemed to be our affiliate and who has not had an affiliate relationship with us during the preceding three months will be entitled to sell an unrestricted number of shares of common stock (a) after satisfying a six-month holding period, subject to the availability of current public information about us, and (b) after satisfying a one-year holding period, without further requirements.

Rule 701

In general, under Rule 701 of the Securities Act, shares acquired upon exercise of currently outstanding options or pursuant to other rights granted under our qualified compensatory stock plan are eligible to be resold 90 days after the effective date of this offering by:

•	persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144;

•	our affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144; and

•	in each case, without compliance with the one-year holding requirements of Rule 144.

Lock-up Agreements

Pursuant to certain “lock-up” agreements, we and our directors, executive officers and holders of substantially all of the outstanding shares of common and preferred stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., for a period of 180 days after the date of this prospectus. The 180-day restricted period will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration the 180-day restricted period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day restricted period, in either of which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreements.

There are no agreements between Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., on the one hand, and any of our stockholders, optionholders or affiliates, on the other hand, releasing those parties from the lock-up agreements prior to the expiration of the 180-day lock-up period. In considering any request to release shares subject to a lock-up agreement, Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. will consider the facts and circumstances relating to a request at the time of the request, which may include, among other factors, the stockholder’s reason for requesting the release, the number of shares for which the release is being requested and market conditions at that time.

This lock-up provision generally applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. The exceptions permit parties to the “lock-up” agreements, among other things, to transfer shares of common stock acquired in open market transactions after the date of this prospectus.

Additional Registrations

The holders of an aggregate of           shares of common stock, after giving effect to the conversion of all outstanding preferred stock into common stock upon completion of this offering, our issuance of shares of common stock in payment of accumulated dividends on outstanding preferred stock, and the sale by the selling stockholders of the shares offered by them hereby, have rights to require us to file a registration statement under the Securities Act or to include their shares of common stock in registration statements that we may file in the future for ourselves or other stockholders. These rights are provided under the terms of an investor rights agreement. See “Description of Capital Stock — Registration Rights.”

We intend to file a registration statement on Form S-8 under the Securities Act covering the shares of common stock issuable under the 2001 Stock Plan, the 2005 Stock Plan and the 2008 Stock Plan. The registration statement on Form S-8 will become effective upon filing with the SEC. After the filing of the registration statement on Form S-8, shares of common stock registered under the registration statement may be sold in the open market, subject to vesting provisions and applicable lock-up arrangements.

MATERIAL U.S. FEDERAL TAX CONSEQUENCES
FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder that acquires common stock pursuant to this offering. The discussion is based on provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect on the date of this prospectus, and all of which are subject to change, possibly on a retroactive basis. The discussion is limited to non-U.S. holders that hold common stock as a “capital asset” within the meaning of Section 1221 of the Code — generally, property held for investment. As used in this discussion, the term “non-U.S. holder” means a beneficial owner of common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership, including any entity treated as a corporation or partnership for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state of the United States or the District of Columbia, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust (1) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not consider:

•	U.S. federal gift tax consequences, U.S. federal alternative minimum tax or U.S. state or local or non-U.S. tax consequences;

•	specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including, if the non-U.S. holder is a partnership, that the U.S. tax consequences of holding and disposing of common stock may be affected by certain determinations made at the partner level;

•	the tax consequences for partnerships or persons who hold their interests through a partnership or other entity classified as a partnership for U.S. federal income tax purposes;

•	the tax consequences for the stockholders or beneficiaries of a non-U.S. holder;

•	all of the U.S. federal tax considerations that may be relevant to a non-U.S. holder in light of its particular circumstances or to non-U.S. holders that may be subject to special treatment under U.S. federal tax laws, such as financial institutions, insurance companies, tax-exempt organizations, certain trusts, hybrid entities, certain former citizens or residents of the United States, broker-dealers, traders in securities, pension plans and regulated investment companies; or

•	special tax rules that may apply to a non-U.S. holder that holds common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment.

Prospective investors should consult their own tax advisors regarding the U.S. federal, state, local, and non-U.S. income and other tax considerations with respect to owning and disposing of shares of the common stock.

Dividends

As previously discussed, we do not anticipate paying dividends on the common stock in the foreseeable future. See “Dividend Policy.” If we make distributions on the common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the excess will constitute a return of capital and first reduce the non-U.S. holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

We will have to withhold U.S. federal income tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to a non-U.S. holder, unless the dividend is effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States or, if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-U.S. holder within the United States. Under applicable U.S. Treasury regulations, a non-U.S. holder, including, in certain cases of non-U.S. holders that are entities, the owner or owners of such entities, will be required to satisfy certain certification requirements in order to claim a reduced rate of withholding pursuant to an applicable income tax treaty. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, attributable to a permanent establishment or fixed base of the non-U.S. holder within the United States, are taxed on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if the non-U.S. holder were a resident of the United States. In such cases, we will not have to withhold U.S. federal income tax if the non-U.S. holder complies with applicable certification and disclosure requirements. In addition, a “branch profits tax” may be imposed at a 30% rate, or a lower rate under an applicable income tax treaty, on dividends received by a foreign corporation that are effectively connected with the conduct of a trade or business in the United States.

In order to claim the benefit of an income tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, the non-U.S. holder must provide a properly executed IRS Form W-8BEN, for treaty benefits, or W-8ECI, for effectively connected income, respectively, or such successor forms as the IRS designates prior to the payment of dividends. These forms must be periodically updated.

A non-U.S. holder that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund together with the required information with the IRS.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax or withholding tax with respect to gain realized on a sale or other disposition of the common stock unless one of the following applies:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States; in these cases, the non-U.S. holder will generally be taxed on its net gain derived from the disposition in the manner and at the regular graduated U.S. federal income tax rates applicable to United States persons, as defined in the Code, and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in this case, the non-U.S. holder will be subject to a 30% tax on the gain derived from the disposition which may be offset by U.S. source capital losses of the non-U.S. holder, if any; or

•	the common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation,” or a USRPHC, for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of such disposition or the period that the non-U.S. holder held the common stock. We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. As long as the common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, however, such common stock will be treated as United States real property interests only if a

non-U.S. holder owned directly or indirectly more than 5 percent of such regularly traded common stock during the shorter of the 5-year period ending on the date of disposition or the period that the non-U.S. holder held the common stock and we were a USRPHC during such period. If we are or were to become a USRPHC and a non-U.S. holder owned directly or indirectly more than 5 percent of the common stock during the period described above or the common stock is not “regularly traded on an established securities market,” then a non-U.S. holder would generally be subject to U.S. federal income tax on its net gain derived from the disposition of the common stock at the regular graduated U.S. federal income tax rates applicable to United States persons, as defined in the Code.

Federal Estate Tax

Common stock owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions paid to that holder and the tax withheld from those distributions. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting those distributions and withholding may also be made available under the provisions of an applicable income tax treaty or agreement to the tax authorities in the country in which the non-U.S. holder is a resident or incorporated.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on reportable payments on common stock. The gross amount of dividends paid to a non-U.S. holder that fails to certify its non-U.S. holder status in accordance with applicable U.S. Treasury regulations generally will be reduced by backup withholding at the applicable rate, currently 28%. Dividends paid to non-U.S. holders subject to the U.S. withholding tax at a rate of 30%, described above in “Dividends,” generally will be exempt from U.S. backup withholding.

The payment of the proceeds of the sale or other disposition of common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or non-U.S., generally will be reported to the IRS and reduced by backup withholding, unless the non-U.S. holder either certifies its status as a non-U.S. holder under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds from the disposition of common stock by a non-U.S. holder effected by or through a non-U.S. office of a non-U.S. broker generally will not be reduced by backup withholding or reported to the IRS, unless the non-U.S. broker has certain enumerated connections with the United States. In general, the payment of proceeds from the disposition of common stock effected by or through a non-U.S. office of a broker that is a U.S. person or has certain enumerated connections with the United States will be reported to the IRS and may be reduced by backup withholding unless the broker receives a statement from the non-U.S. holder that certifies its status as a non-U.S. holder under penalties of perjury or the broker has documentary evidence in its files that the holder is a non-U.S. holder.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner. These backup withholding and information reporting rules are complex and non-U.S. holders are urged to consult their own tax advisors regarding the application of these rules to them.

The foregoing discussion of U.S. federal income and estate tax considerations is not tax advice and is not based on an opinion of counsel. Accordingly, each prospective non-U.S. holder of common stock should consult that holder’s own tax advisor with respect to the federal, state, local and non-U.S. tax consequences of the ownership and disposition of common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated          , 2008, we and the selling stockholders have agreed to sell to the underwriters named below, for which Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number
Underwriters	of Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
William Blair & Company, L.L.C.
Wachovia Capital Markets, LLC
Pacific Crest Securities LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to           additional outstanding shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $      per share. The underwriters and selling group members may allow a discount of $      per share on sales to other broker-dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker-dealers.

The following table summarizes the underwriting discounts and commissions and estimated expenses that we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses paid by us
Underwriting discounts and commissions paid by the selling stockholders
Expenses paid by the selling stockholders

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed five percent of the shares of common stock being offered.

We have agreed that we will not offer, sell, issue, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act, relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock, or publicly disclose the intention to make any offer, sale, issuance, contract, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. for a period of 180 days after the date of this prospectus, subject to mutually agreed exceptions.

The holders of substantially all of the outstanding shares of common and preferred stock have agreed, subject to certain exceptions, not to offer, sell, contract to sell, announce any intention to sell, pledge or otherwise dispose of, enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any common stock or securities convertible into or exchangeable or exercisable for any common stock without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., for a period of 180 days after the date of this prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list shares of the common stock on The NASDAQ Global Market under the symbol “GOMZ.”

Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between the underwriters and the board of directors. The principal factors expected to be considered in determining the initial public offering price include:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and the prospects for the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and our current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

The underwriters and their affiliates may, in the future, provide certain commercial banking, financial advisory and investment banking services to us in the ordinary course of business, for which they would receive customary fees.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of the common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of the common stock to the public in that Relevant Member State at any time,

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the manager for any such offer; or

(d)	in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of the common stock to the public” in relation to any of the common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common stock to be offered so as to enable an investor to decide to purchase or subscribe any of the common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of the FSMA does not apply to the company; and

(b)	it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common stock in, from or otherwise involving the United Kingdom.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws that will vary depending on the relevant jurisdiction and that may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing common stock in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text under “Resale Restrictions”; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us and the selling stockholders in the event that this prospectus contains a misrepresentation, without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling stockholders. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling stockholders, will have no liability. In the case of an action for damages, we and the selling stockholders, will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Wilmer Cutler Pickering Hale and Dorr llp will pass upon the validity of the shares of common stock offered by this prospectus. Goodwin Procter llp will pass upon legal matters relating to this offering for the underwriters.

EXPERTS

The consolidated financial statements as of December 31, 2006 and 2007 and for each of the three years in the period ended December 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of common stock to be sold in the offering. As permitted by the rules and regulations of the SEC, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information about us and the common stock offered hereby, you should refer to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above. We maintain a website at www.gomez.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed with, or furnished to, the SEC, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act, free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

We will provide our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm and will file with the SEC quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3
Consolidated Statements of Operations for the years ended December 31, 2005, 2006 and 2007	F-4
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit and Comprehensive Income (Loss) for the years ended December 31, 2005, 2006 and 2007	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2006 and 2007	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Gomez, Inc. and Subsidiaries

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ deficit and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Gomez, Inc. and its subsidiaries at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation in 2006 and for uncertain tax positions in 2007.

/s/  PricewaterhouseCoopers LLP

Boston, Massachusetts
May 7, 2008

GOMEZ, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

			Pro Forma
	December 31,		December 31,
	2006	2007	2007
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$7,133	$9,461	$9,461
Accounts receivable, net of allowance for doubtful accounts of $249 and $178 at December 31, 2006 and 2007, respectively	4,877	9,042	9,042
Prepaid expenses and other current assets	599	988	988
Restricted cash and securities	—	100	100

Total current assets	12,609	19,591	19,591
Property and equipment, net	2,164	4,766	4,766
Long-term restricted securities	100	125	125
Other long-term assets	131	131	131
Deferred taxes	—	153	153
Goodwill	814	1,588	1,588
Intangible assets, net	—	2,160	2,160

Total assets	$15,818	$28,514	$28,514

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Long-term debt, current portion	$1,114	$802	$802
Capital lease obligation, current portion	143	76	76
Accounts payable	749	2,359	2,359
Accrued expenses	3,030	5,052	5,052
Deferred revenue	9,723	19,139	19,139
Preferred stock warrant liability	346	893	—

Total current liabilities	15,105	28,321	27,428
Long-term debt, less current portion	80	—	—
Capital lease obligation, less current portion	83	8	8
Other liabilities	—	476	476
Deferred taxes	—	113	113
Long-term taxes payable	147	475	475
Excess of fair value of acquired assets over purchase price	—	173	173

Total liabilities	15,415	29,566	28,673

Commitments and contingencies (Note 8)
Redeemable convertible preferred stock, $0.001 par value per share:
Class A: 249,492 shares authorized and 249,490 shares issued and outstanding at December 31, 2006 and 2007 (liquidation value of $2,177 at December 31, 2007); no shares issued or outstanding, pro forma (unaudited)	3,188	3,443	—
Class B: 7,185,658 shares authorized, issued and outstanding at December 31, 2006 and 2007 (liquidation value of $7,550 at December 31, 2007); no shares issued or outstanding, pro forma (unaudited)	12,863	13,746	—
Class C: 5,870,363 shares authorized and 5,633,998 shares issued and outstanding at December 31, 2006 and 2007 (liquidation value of $12,843 at December 31, 2007); no shares issued or outstanding, pro forma (unaudited)	11,778	12,824	—

Total redeemable convertible preferred stock	27,829	30,013	—

Stockholders’ deficit:
Common stock, $0.001 par value per share: 30,000,000 shares authorized; 2,370,774 and 2,652,678 shares at December 31.2006 and 2007, respectively; 22,816,294 shares issued and outstanding, pro forma (unaudited)	2	3	23
Additional paid-in capital	—	—	30,886
Accumulated other comprehensive income	92	290	290
Accumulated deficit	(27,520)	(31,358)	(31,358)

Total stockholders’ deficit	(27,426)	(31,065)	(159)

Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$15,818	$28,514	$28,514

The accompanying notes are an integral part of these consolidated financial statements

GOMEZ, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended December 31,
	2005	2006	2007

Revenue	$14,846	$21,705	$32,628
Cost of revenue	3,824	5,056	8,806

Gross profit	11,022	16,649	23,822

Operating expenses:
Sales and marketing	7,030	9,671	15,973
Research and development	1,254	2,819	4,862
General and administrative	2,507	2,842	4,482

Total operating expenses	10,791	15,332	25,317

Operating income (loss)	231	1,317	(1,495)
Interest income	30	109	252
Interest expense	(414)	(272)	(146)
Change in fair value of warrant	(43)	(250)	(547)
Other income (loss), net	304	8	(5)

Income (loss) before provision for income taxes	108	912	(1,941)
Provision for income taxes	9	321	397

Net income (loss)	99	591	(2,338)
Accretion of redeemable convertible preferred stock	(1,613)	(2,261)	(2,184)

Net loss attributable to common stockholders	$(1,514)	$(1,670)	$(4,522)

Net loss attributable to common stockholders per share:
Basic and diluted	$(0.82)	$(0.85)	$(1.77)
Weighted average common shares outstanding used in computing per share amounts:
Basic and diluted	1,856	1,975	2,551
Pro forma net loss per common share (Note 2):
Basic and diluted (unaudited)			$(0.08)
Pro forma weighted average common shares outstanding used in computing per share amounts (Note 2):
Basic and diluted (unaudited)			21,802

The accompanying notes are an integral part of these consolidated financial statements

GOMEZ, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK
AND STOCKHOLDERS DEFICIT AND COMPREHENSIVE INCOME (LOSS)
(In thousands, except share data)

							Total					Accumulated
							Redeemable	Common Stock		Additional	Deferred	Other		Total
	Class C		Class B		Class A		Convertible	$0.001 Par Value		Paid-in	Stock-Based	Comprehensive	Accumulated	Stockholders’	Comprehensive
	Shares	Value	Shares	Value	Shares	Value	Preferred Stock	Shares	Value	Capital	Compensation	Income	Deficit	Deficit	Income (Loss)
Balance, December 31, 2004	5,197,089	$9,246	7,185,658	$11,261	249,490	$2,727	$23,234	1,853,459	$2	$2,443	$(28)	$37	$(27,290)	$(24,836)
Exercise of stock options								60,809		52				52
Amortization of deferred stock-based compensation											28			28
Accretion of preferred stock dividends		786		642		185	1,613			(1,613)				(1,613)
Reclassification of redeemable convertible preferred stock warrant to liability										(54)				(54)
Foreign currency translation adjustment												34		34	$34
Net income													99	99	99

Total comprehensive income															$133

Balance, December 31, 2005	5,197,089	10,032	7,185,658	11,903	249,490	2,912	24,847	1,914,268	2	828	—	71	(27,191)	(26,290)
Exercise of stock options								456,506	—	388				388
Stock based compensation										125				125
Issuance of preferred stock	436,909	721					721							—
Accretion of preferred stock dividends		1,025		960		276	2,261			(1,341)			(920)	(2,261)
Foreign currency translation adjustment												21		21	$21
Net income													591	591	591

Total comprehensive income															$612

Balance, December 31, 2006	5,633,998	11,778	7,185,658	12,863	249,490	3,188	27,829	2,370,774	2	—	—	92	(27,520)	(27,426)
Exercise of stock options								281,904	1	244				245
Stock based compensation										535				535
Accretion of preferred stock dividends		1,046		883		255	2,184			(779)			(1,405)	(2,184)
Adoption of FIN 48													(95)	(95)
Foreign currency translation adjustment												198		198	$198
Net loss													(2,338)	(2,338)	(2,338)

Total comprehensive loss															$(2,140)

Balance, December 31, 2007	5,633,998	$12,824	7,185,658	$13,746	249,490	$3,443	$30,013	2,652,678	$3	$—	$—	$290	$(31,358)	$(31,065)

The accompanying notes are an integral part of these consolidated financial statements

GOMEZ, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2005	2006	2007

Cash flows from operating activities:
Net income (loss)	$99	$591	$(2,338)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	432	764	1,242
Amortization of capitalized software	—	10	79
Amortization of intangible assets	76	4	397
Stock-based compensation	28	125	535
Accretion of interest expense on warrants	18	18	18
Changes in fair value of redeemable convertible preferred stock warrant	43	249	547
Gain on sale of property and equipment	(5)	—	—
Deferred taxes	—	141	100
Changes in assets and liabilities, net of assets acquired and liabilities assumed:
Accounts receivable	(2,682)	(55)	(4,073)
Other current assets	(182)	(261)	(342)
Landlord leasehold improvements	—	—	328
Accounts payable	97	87	1,569
Accrued expenses	(286)	713	1,457
Other liabilities	36	184	373
Deferred revenue	3,111	3,272	9,293

Net cash provided by operating activities	785	5,842	9,185

Cash flows from investing activities:
Purchases of property and equipment, net of acquisitions	(453)	(1,700)	(2,682)
Capitalization of software development costs	—	(215)	(870)
Landlord leasehold improvements	—	—	(328)
Purchase of intangible assets	—	—	(75)
Purchase of restricted securities	—	(100)	(125)
Cash paid for acquisitions of BrowserCam, Inc. and Sysformance AG, net of cash acquired	—	—	(1,990)
Proceeds from sale of property and equipment	12	—	—

Net cash used in investing activities	(441)	(2,015)	(6,070)

Cash flows from financing activities:
Principal payments on capital lease obligation	(54)	(119)	(144)
Principal payments on debt	(803)	(985)	(1,114)
Proceeds from the issuance of preferred stock	—	721	—
Exercise of stock options	52	388	245

Net cash (used in) provided by financing activities	(805)	5	(1,013)

Effect of exchange rate changes on cash and cash equivalents	(123)	123	226

Net (decrease) increase in cash and cash equivalents	(584)	3,955	2,328
Cash and cash equivalents:
Beginning of year	3,762	3,178	7,133

End of year	$3,178	$7,133	$9,461

Supplemental disclosure of cash flow information:
Interest paid	$302	$252	$107
Income taxes paid	—	8	36
Supplemental disclosure of noncash financing and investing activities:
Property and equipment acquired under capital leases	$316	$84	$—
Issuance of note payable in connection with the BrowserCam, Inc. acquisition	—	—	703
Accretion of preferred stock	1,613	2,261	2,184

The accompanying notes are an integral part of these consolidated financial statements

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data)

1.	Nature of Business

Gomez, Inc. (the “Company”) is a leading provider of web experience management services, which customers use to test their web applications while in development and to monitor their web applications after deployment. The Company’s ExperienceFirst platform is a comprehensive set of integrated services that enable a customer to measure the web experience from outside its firewall using the Company’s ExperienceFirst network. Customers can use the Company’s services to improve the quality of the web experience that they deliver in order to increase their revenue from web applications, reduce their operating costs and extend their brand reputations. The Company delivers its services entirely through an on-demand, hosted model built on a multi-tenant architecture, which it believes makes it quick, easy and economical for customers to deploy and use the Company’s services.

The Company provides its services on an annual subscription basis, principally through tiered usage plans that contain committed testing measurement levels based on the number of web page measurements performed. The Company sells its services directly through its inside and field sales forces, as well as indirectly through resellers and geographic distributors. The Company recognizes revenue ratably, on a daily basis, over the term of subscription agreements.

2.	Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the results of operations of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, the allowance for doubtful accounts, internal use software, stock-based compensation, business combinations, impairment of long-lived assets, impairment of goodwill, preferred stock warrant and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities and recorded revenue and expenses that are not readily apparent from other sources. Actual results could differ from those estimates.

Unaudited Pro Forma Financial Information

The unaudited pro forma balance sheet as of December 31, 2007 gives effect to the following, which will occur upon completion of an initial public offering of common stock of the Company with aggregate proceeds of at least $25,000 and a per share price of at least $4.95: (a) all outstanding convertible preferred stock will convert automatically into 13,069,146 shares of common stock (Note 11); (b) 6,182,219 shares of common stock will be issued in payment of dividends accumulated on outstanding shares of convertible preferred stock through December 31, 2007, assuming such holders will elect payment in shares as opposed to cash based on then current fair values (Note 11); and (c) an outstanding warrant to purchase shares of Class C convertible preferred stock automatically will become exercisable to purchase an equal number of shares of common stock at the same exercise price per share as currently in effect for Class C convertible preferred stock (Note 12).

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents. At December 31, 2006 and 2007, cash equivalents consisted of money market funds totaling $4,353 and $5,880, respectively.

Restricted Securities

Restricted securities consist of certificates of deposit that are required as collateral for operating lease agreements and that will renew automatically until the lease agreements expire.

Accounts Receivable

The Company records an allowance for doubtful accounts to provide for estimated future adjustments to accounts receivable based on its analysis of aged and troubled accounts. The allowance for doubtful accounts is evaluated on a quarterly basis and adjusted accordingly.

Concentrations of Credit Risk

Financial instruments that subject the Company to credit risk consist of cash and cash equivalents and accounts receivable. The Company deposits and invests its cash with financial institutions that management believes are creditworthy. Concentrations of credit risk with respect to accounts receivable are limited to certain customers to which the Company makes substantial sales. To reduce risk, the Company routinely assesses the financial strength of its customers and, as a consequence, believes that the credit risk exposure of its accounts receivable is limited. No customer accounted for more than 10% of accounts receivable at December 31, 2006 or 2007 or more than 10% of revenue for the years ended December 31, 2005, 2006 or 2007.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of the assets or, where applicable and if shorter, over the lease term.

Estimated useful lives of assets are as follows:

Computer and office equipment	3 to 5 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of life of lease or estimated useful life

Expenditures for maintenance and repairs that neither materially add to the value of the property nor appreciably prolong the life of the property are charged to expense as incurred. Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstance indicate that the related carrying amount may not be recoverable. Undiscounted cash flows are compared to the carrying value and, when required, an impairment loss on an asset to be held and used is recognized at the lowest level for which identifiable cash

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

flows are largely independent of the cash flows of other assets and liabilities, based on the excess of the carrying amount over the asset’s fair value. A long-lived asset to be disposed of is reported at the lower of its carrying amount or its fair value less cost to sell.

Fair Value of Financial Instruments

The carrying values of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate the fair values of those instruments because of the instrument’s short-term nature. Based on borrowing rates currently available to the Company for loans with similar terms, the Company’s notes payable and capital lease obligations also have carrying values that approximate their fair values.

Intangible Assets

Intangible assets consist of identifiable finite-lived assets acquired in business acquisitions. An acquired intangible asset is recorded at its fair value on the date of acquisition. Certain acquired intangible assets, including developed technology, customer relationships and trade names, are amortized over their economic useful lives based on cash flow projections. Other acquired intangible assets, including non-compete agreements and purchased technology, are amortized on a straight-line basis.

Goodwill

The Company follows the guidance of SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and certain other intangible assets with indefinite lives are not amortized, but instead are reviewed for impairment at least annually. The Company assesses the impairment of goodwill attributable to any acquisition during the past twelve months in the quarter of the first anniversary of the acquisition. Thereafter, the Company assesses the impairment of goodwill as of December 31 of each year, or more frequently if impairment indicators arise. If goodwill becomes impaired, some or all of the goodwill is written off as a charge to operations. The Company tests for impairment at the reporting unit level using a two-step, fair-value based approach. The first step determines the fair value of the reporting unit and compares it to the reporting unit’s carrying value. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the reporting unit. Changes in the Company’s underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. If the fair value of the reporting unit is less than its carrying amount, a second step is performed to measure the amount of impairment loss. The second step allocates the fair value of the reporting unit to the Company’s tangible and intangible assets and liabilities. This derives an implied fair value for the reporting unit’s goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized equal to that excess.

The Company recorded goodwill in connection with its acquisitions of Porivo Technologies, Inc. in 2002 and WebPerform Group Limited in 2003. As a result of testing for impairment as of December 31, 2005, 2006 and 2007, the Company’s goodwill related to these acquisitions was deemed not to be impaired.

The Company recorded goodwill in connection with its acquisition of BrowserCam in 2007.

Revenue Recognition

The Company derives its revenue principally from subscription arrangements permitting customers to access and utilize the Company’s on-demand software, from related implementation fees and from related professional services fees. The Company recognizes revenue when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

•	the service has been provided to the customer;

•	the collection of the fee is probable; and

•	the amount of the fees to be paid by the customer is fixed or determinable.

Subscription arrangements do not provide customers the right to take possession of the software at any time, nor do the arrangements contain rights of return. Because the Company provides its application as a service, the Company follows the provisions of Securities and Exchange Commission Staff Accounting Bulletin No. 104, Revenue Recognition. Subscription arrangements often contain multiple service elements. These elements include access to the Company’s on-demand services, and may specify initial professional services, including implementation and training.

In determining whether consulting services can be accounted for separately from subscription revenue, the Company follows the guidance in Emerging Issues Task Force No. 00-21, Revenue Arrangements with Multiple Deliverables. In applying this guidance, the Company determined it does not have objective and reliable evidence of the fair value of the subscription services after delivery of specified initial services. The Company therefore accounts for its subscription arrangements and its related service fees as a single unit of accounting. As a result, all revenue from multiple element subscription arrangements is deferred until the specified initial services have been delivered, after which all revenue is recognized ratably, on a daily basis, over the remaining term of the subscription.

Subscription service revenue is deferred upon invoicing and is recognized ratably, on a daily basis, over the term of the subscription. The subscription term commences once the Company has enabled the service for a customer, provided all other elements have been delivered.

The Company recognizes revenue resulting from professional services sold separately from the subscription services when those professional services are delivered.

Deferred Revenue

Deferred revenue consists of billings or payments received for subscription and professional services in advance of revenue recognition. The Company recognizes these billings and payments as revenue only when the revenue recognition criteria are met.

Software Development Costs

The Company follows the guidance set forth in Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, in accounting for the development of on-demand software and other software developed for internal use. In accordance with this guidance, certain qualifying internal-use software development costs that are incurred during the application development stage are capitalized and then amortized over the software’s estimated useful life of three years. Costs of enhancements to internal-use computer software are capitalized and amortized over the software’s estimated useful life if those enhancements result in additional functionality and are qualified expenditures. All other development costs are expensed as incurred. The Company capitalized $0, $215 and $870 of software development costs during the years ended December 31, 2005, 2006 and 2007, respectively.

Commission Expense

Commission expense is included in sales and marketing expense in the statements of operations. Commissions are directly associated with billable contracts and are calculated and expensed when a customer is billed based upon billable contract value. No commissions have been capitalized or deferred in the balance sheets.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Advertising Expense

The Company expenses advertising as incurred. Advertising expense was $12, $69 and $184 during the years ended December 31, 2005, 2006 and 2007, respectively.

Comprehensive Income (Loss) and Accumulated Other Comprehensive Income

Comprehensive income (loss) reflects the change in equity of the Company during a period from transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. Accumulated other comprehensive income for the Company consists of foreign currency translation adjustments.

Redeemable Convertible Preferred Stock Warrant (including Change in Accounting Principle)

On June 29, 2005, the Financial Accounting Standards Board (“FASB”) issued its Staff Position (“FSP”) No. 150-5, Issuer’s Accounting under Statement 150 for Freestanding Warrants and Other Similar Instruments on Shares that Are Redeemable, which affirms that freestanding warrants relating to redeemable shares are subject to the requirements in SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, regardless of the redemption price or the timing of the redemption feature. Therefore, the Company’s outstanding warrant to purchase Class C convertible preferred stock is a liability that must be recorded at fair value. The Company adopted FSP No. 150-5 as of July 1, 2005. The effect of this adoption on the consolidated financial statements was not material. The fair value of the warrant is subject to remeasurement at each reporting period, and any change in fair value (determined using the Black-Scholes option pricing model) is recognized as other expense. The Company will continue to adjust the liability for changes in fair value until the earliest of (a) the exercise or expiration of the warrant, (b) the completion of the initial public offering of the Company’s common stock, at which time the warrant automatically will become exercisable for common stock, and (c) the completion of another liquidation event. At the time of any such exercise or expiration or completion of any such offering or liquidation event, the fair value of the warrant will be remeasured and the liability will be reclassified to additional paid-in capital.

Foreign Currency Translation

In general, the Company’s functional currency of operations outside the United States is deemed to be the currency of the local country. Consequently, the assets and liabilities of operations outside the United States are translated into U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates for the period for revenue and expenses. The effects of foreign currency translation adjustments are included in accumulated other comprehensive income in stockholders’ equity (deficit). Foreign currency transaction gains or losses are charged to operations. Intercompany balances are treated as permanent investments to the extent repayment is not required in the foreseeable future, and accordingly, gains or losses on these accounts are treated as a component of accumulated other comprehensive income.

Stock-Based Compensation (including Change in Accounting Principle)

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”), which superseded Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. The Company adopted the prospective transition method, which does not result in restatement of previously issued financial statements and requires only new awards and awards that are modified, repurchased or canceled after the adoption date to be accounted for under the provisions of SFAS No. 123R.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Prior to the adoption of SFAS No. 123R, the Company recognized stock-based compensation expense under the intrinsic value method in accordance with APB No. 25. Under the intrinsic value method, compensation associated with a stock award to an employee is determined as the difference, if any, between the fair value of the underlying common stock on the date compensation is measured and the price the employee must pay to exercise the award. The measurement date for employee awards for the intrinsic method generally is the date of grant. The Company’s stock option awards generally have been granted with an exercise price equal to the estimated fair value of the underlying common stock on the grant date, and accordingly, any stock-based compensation related to stock option grants was not material under APB No. 25. The Company will continue to apply the methodology of APB No. 25 in future periods to equity awards that were outstanding as of the date of adoption of SFAS No. 123R and were measured using the intrinsic value method. In accordance with SFAS No. 123R, the Company does not present pro forma disclosures for periods prior to the adoption of SFAS 123R, because the estimated fair value of the Company’s stock options granted through December 31, 2005 was determined using the minimum value method.

SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized as expense based on the vesting periods and fair value of the share-based payments. The Company recognizes stock-based compensation expense on a straight-line basis over the requisite service period of the award, which, in the case of stock options, is the option vesting term (typically four years).

Under the prospective transition method, compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Year Ended December 31,
	2006	2007

Risk-free interest rate	4.45% – 5.13%	3.28% – 4.82%
Expected life	4.9 years	5.0 years
Expected volatility	45.1% – 50.2%	40.8% – 45.1%
Expected dividends	None	None

The assumptions used in calculating the fair value of stock-based payment awards represent management’s best estimates, as follows:

•	The risk-free interest rate used for each grant is equal to the U.S. Treasury yield curve in effect at the time of grant for instruments with a similar expected life.

•	The Company estimates the expected life of options granted based on the terms of options granted by the group of the Company’s publicly traded peer companies. Management believes that the exercise history of the Company’s awards does not best represent the expected term of the options. The Company’s first option grants became fully vested in 2005, and the Company therefore lacks Company-specific historical information about the term of its options. The Company intends to continue to use the same group of publicly traded peer companies, giving consideration to the contractual terms and vesting schedules of the awards, to determine the expected term of options in the future, until such time that sufficient Company-specific historical information is available with respect to the term of options.

•	The Company estimates expected volatility based on the volatility of the common stock of a group of publicly traded peer companies. The Company is a private company and therefore lacks Company-specific historical and implied volatility information. The Company intends to continue to use the same group of publicly traded peer companies to determine volatility in the future, until such time that

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

sufficient Company-specific historical information is available with respect to the trading of common stock of the Company.

•	The Company has never declared or paid cash dividends on its common stock and does not intend to do so in the foreseeable future; therefore a 0% dividend rate is utilized.

SFAS No. 123R also requires that the Company recognize compensation expense only for the portion of options that are expected to vest. Therefore, following the adoption of SFAS No. 123R, the Company has estimated expected forfeitures of stock options. In developing a forfeiture rate estimate, the Company considered its historical experience, its growing employee base and the limited liquidity of its common stock. If the actual number of forfeitures differs from those estimated by management, additional adjustments to compensation expense may be required in future periods. The Company reviews and, if appropriate, adjusts stock-based compensation on an annual basis if forfeiture activity and expected employee turnover necessitate changes in the estimated forfeiture rate. The effect of adjusting the forfeiture rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. The effect of forfeiture adjustments during the years ended December 31, 2006 and 2007 was insignificant.

The Company historically has granted stock options at exercise prices equivalent to the fair value of the common stock as of the date of grant, as determined by the Board of Directors with input from management. In April 2008, in connection with its preparation of consolidated financial statements for the years ended December 31, 2006 and 2007, the Company prepared a retrospective valuation analysis to determine the fair value of the common stock for purposes of the stock option grants during those years. These valuations were prepared using the probability-weighted expected return method. Under this methodology, the fair market value of the common stock was estimated based upon an analysis of future values assuming four possible outcomes: an initial public offering, a sale or merger, continued operation as a private company, and dissolution. The probability-weighted present value of expected future investment returns was then determined, based on the future value, likelihood and timing of each of these possible outcomes. The anticipated likelihood and timing of each of the possible outcomes were based on the plans of the Board and management.

The weighted average fair value of stock options granted during the years ended December 31, 2006 and 2007 was $1.19 and $3.66 per share, respectively.

Income Taxes (including Change in Accounting Principle)

Deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and for loss and credit carryforwards using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax asset will not be realized.

In July 2006, the FASB issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. FIN No. 48 creates a single model to address uncertainty in tax positions and clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109 by prescribing the minimum threshold a tax position is required to meet before being recognized in the financial statements. Differences between the amounts recognized in the statement of financial position prior to adoption of FIN No. 48 and the amounts reported after adoption are accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Net Loss Attributable to Common Stockholders Per Share

Basic and diluted net loss attributable to common stockholders per share is computed by dividing net loss attributable to common stockholders by the weighted average number of nonrestricted shares of common stock outstanding for the period. The following common stock equivalents were excluded from the computation of diluted net loss per share attributable to common stockholders because they had an antidilutive impact:

	Year Ended December 31,
	2005	2006	2007

Options to purchase common stock	3,786,762	3,541,101	4,387,991
Warrant to purchase convertible preferred stock	236,364	236,364	236,364
Restricted shares	—	—	—
Redeemable convertible preferred stock, including accumulated dividends	15,538,539	17,534,338	19,251,365

	19,561,665	21,311,803	23,875,720

Unaudited Pro Forma Net Loss per Share

The unaudited pro forma basic and diluted net loss per share has been computed to give effect to the conversion of the Company’s convertible preferred stock, including accumulated dividends, into common stock (using the if-converted method) and the change under which the convertible preferred stock warrant will, pursuant to its terms, become exercisable to purchase common stock automatically upon completion of an initial public offering.

Year Ended
December 31,
2007

Numerator:
Net loss attributable to common stockholders	$(4,522)
Add: Accretion of convertible preferred stock	2,184
Add: Change in fair value of warrant	547

Pro forma net loss	$(1,791)

Denominator:
Weighted average shares outstanding used in computing per share amounts: basic and diluted	2,550,795
Add: Adjustments to reflect assumed conversion of convertible preferred stock, including accumulated dividends	19,251,365

Pro forma weighted average shares outstanding used in computing per share amounts: basic and diluted	21,802,160

Pro forma net loss per share: basic and diluted	$(0.08)

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. However, in February 2008, the FASB issued Staff Position FAS 157-2, Effective Date of FASB Statement

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

No. 157, which permits entities to elect to defer the effective date of SFAS No. 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption of SFAS No. 157 is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an amendment of FASB Statement No. 115, which permits companies to choose to measure many financial instruments and certain other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company currently is evaluating the desirability of adopting SFAS No. 159 and the effect such adoption would have on the Company’s consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations. SFAS No. 141R expands the definition of a business combination and requires acquisitions to be accounted for at fair value. These fair value provisions will be applied to contingent consideration, in-process research and development and acquisition contingencies. Purchase accounting adjustments will be reflected during the period in which an acquisition was originally recorded. Additionally, the new standard requires transaction costs and restructuring charges to be expensed. The guidance of SFAS No. 141R shall be applied to the first reporting period beginning after December 15, 2008. The adoption of SFAS No. 141R is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” SFAS No. 160 will change the accounting for minority interests, which will be reclassified as noncontrolling interests and classified as a component of equity. SFAS No. 160 is effective for the Company in 2009. The Company does not expect SFAS No. 161 to have a material impact on the Company’s consolidated financial statements..

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, to enhance the disclosure framework of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 161 requires enhanced disclosures about the purpose of an entity’s derivative instruments, how derivative instruments and hedged items are accounted for, and how the entity’s financial position, cash flows and performance are enhanced by the derivative instruments and hedged items. The guidance in SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Company does not expect SFAS No. 161 to have a material impact on its financial position, results of operations or cash flows.

3.	Disposition

On February 11, 2004, the Company sold the outstanding stock of its subsidiary Pro Holdings Corporation to Watchfire Corporation, a Canadian corporation. Consideration for the sale included payments of $1,252 in cash, including a $964 payment based upon revenue of Pro Holdings Corporation during the year following the closing. The Company had no gain or loss on the disposition in the year ended December 31, 2004, but earned $288 during the year ended December 31, 2005 upon the receipt of the additional revenue-based payment. This amount was included as other income in the consolidated statement of operations.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

4.	Acquisitions

Sysformance AG

On February 6, 2007, the Company acquired all of the outstanding stock of Sysformance AG (“Sysformance”) for $481 in cash and potential additional payments based on Sysformance revenue during the two years following the acquisition and transition of customers from Sysformance to the Company. Sysformance provides website monitoring services and operates principally in Germany and Switzerland. This acquisition provided an established business in a country in which the Company had not previously operated. This acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141, Business Combinations. Accordingly, the results of operations of the Company include the results of Sysformance beginning on the date of the acquisition.

The aggregate purchase price to acquire Sysformance was $989, consisting of (a) an upfront payment of $281 in cash, (b) a $200 advance in cash against future revenue-based performance payments, (c) $151 in acquisition costs and (d) $357 for additional payments based on achievement of revenue-based performance metrics through January 2008. The purchase price was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired and the liabilities assumed based on their estimated fair values as of the date of acquisition. The allocation of the purchase price was as follows:

Current assets	$284
Property and equipment	19
Deferred tax asset	321
Intangible assets:
Patents	2
Non-compete agreements	20
Customer relationships	140
Trade name	120
Developed technology	630
Liabilities assumed	(101)
Deferred tax liability	(273)
Excess of fair value of acquired assets over purchase price (negative goodwill)	(173)

Total purchase price	$989

In determining the fair value of the acquired intangible assets, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of Sysformance products. The fair values of customer relationships and developed technology were based on the income approach. The fair values of the non-compete agreements were based on the comparative business valuation model. The fair value of the trade name was based on the relief-from-royalty method. The rate of return utilized to discount the net cash flows to their present values was 20%.

Given the excess of the fair value of the acquired assets and assumed liabilities over the purchase price, the purchase price allocation resulted in negative goodwill, which is an amount of fair value that will not be assigned to the acquired assets and assumed liabilities until the resolution of all contingent consideration. The potential additional consideration relating to the Sysformance acquisition will be recorded when it becomes probable of payment based on achievement of revenue-based performance metrics through January 2009. Such additional payments will be added to the purchase price, thus decreasing negative goodwill to zero and thereafter resulting in recording goodwill.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Certain acquired intangible assets, including customer relationships, developed technology and the trade name, are amortized over their useful lives under the economic consumption method based on cash flow projections. Other acquired intangible assets, including non-compete agreements, are amortized on a straight-line basis, which approximates the economic consumption method for these intangibles.

BrowserCam, Inc.

On June 19, 2007, the Company acquired assets of BrowserCam, Inc. (“BrowserCam”) for $1,500 in cash, a $725 non-interest bearing note payable due January 2008, and potential additional payments based on revenue during the year following the acquisition. The note payable was determined to have a present value of $704 on the acquisition date. BrowserCam’s products allow companies and developers to profile a website across multiple configurations of browsers, operating systems and screen resolutions. The acquisition provided an established product that could be incorporated into the Company’s existing product line. The purchased assets of BrowserCam were determined to constitute a business, and therefore the acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141. Accordingly, the results of operations of the Company include the results of BrowserCam beginning on the date of the acquisition. The purchase price exceeded the fair value of the acquired assets and, accordingly, $843 was allocated to goodwill, all of which is tax deductible. Any additional consideration that becomes payable will increase the goodwill recorded.

The aggregate purchase price to acquire the BrowserCam assets was $2,283, consisting of an upfront purchase price of $1,500 in cash, the note payable, which had a present value of $704 on the acquisition date, and $79 in acquisition costs. The purchase price was allocated to the estimated fair value of the tangible and identifiable intangible assets acquired based on their estimated fair values as of the date of acquisition. The allocation of the purchase price was as follows:

Property and equipment	$20
Intangible assets:
Non-compete agreements	30
Customer relationships	110
Developed technology	1,200
Trade name	80
Goodwill	843

Total purchase price	$2,283

In determining the fair values of the acquired intangible assets, the Company considered, among other factors, its intention for future use of the acquired assets, analyses of historical financial performance and estimates of future performance of BrowserCam products. The fair values of customer relationships and developed technology were based on the income approach. The fair values of the non-compete agreements were based on the comparative business valuation model. The fair value of the trade name was based on the relief-from-royalty method. The cost approach was also utilized when appropriate. The rate of return utilized to discount the net cash flows to their present values was 18%.

Certain acquired intangible assets, including customer relationships, developed technology and the trade name, are amortized over their useful lives under the economic consumption method based on cash flow projections. Other acquired intangible assets, including non-compete agreements, are amortized on a straight-line basis, which approximates the economic consumption method for these intangibles.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Pro Forma Combined Results (unaudited)

The following unaudited pro forma financial information represents the combined results of operations of the Company, Sysformance and BrowserCam as if the acquisitions had happened on January 1, 2006 and 2007. The unaudited pro forma results are not necessarily indicative of future results or the results that would have occurred had the acquisitions been consummated on January 1, 2006 and 2007.

	Year Ended December 31,
	2006	2007

Pro forma revenue	$23,038	$32,942
Pro forma net income (loss)	105	(2,594)
Accretion of redeemable convertible preferred stock	(2,261)	(2,184)

Net loss attributable to common stockholders	$(2,156)	$(4,778)

Net loss attributable to common stockholders per share:
Basic and diluted	$(1.09)	$(1.87)

Pro forma adjustments include increased amortization of acquired intangible assets of $615 and $218 and reduced interest income of $90 and $43 for the years ended December 31, 2006 and 2007, respectively.

5.	Valuation and Qualifying Accounts

Changes in the Company’s allowances were as follows:

	Balance at	Additions		Balance at
	Beginning of	Charged to		End of
	Period	Expense	Deductions(1)	Period

Allowance for doubtful accounts (deducted from accounts receivable):
Year ended December 31, 2005	$37	$228	$124	$141
Year ended December 31, 2006	141	234	126	249
Year ended December 31, 2007	249	155	226	178
Deferred tax valuation allowance (deducted from net deferred taxes):
Year ended December 31, 2005	$7,661	$121	$209	$7,573
Year ended December 31, 2006	7,573	69	550	7,092
Year ended December 31, 2007	7,092	788	508	7,372

(1)	Deductions to the allowance for doubtful accounts represent write-offs of accounts deemed uncollectible. Deductions to the valuation allowance represent the utilization of previously reserved deferred tax items and the adoption of FIN No. 48.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

6.	Property and Equipment

Property and equipment consisted of the following:

	December 31,
	2006	2007

Leasehold improvements	$67	$479
Computer and office equipment	5,428	7,889
Purchased software	1,523	1,570
Capitalized software	215	1,085
Furniture and fixtures	155	284

Property and equipment, at cost	7,388	11,307
Less accumulated depreciation and amortization	(5,224)	(6,541)

Property and equipment, net	$2,164	$4,766

Depreciation and amortization expense was $432, $774 and $1,321 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, property and equipment under capital leases consisted of computer and office equipment with a cost basis of $742 and $742 and accumulated amortization of $525 and $657, respectively. Amortization related to capitalized software development costs was $10 and $79 for the years ended December 31, 2006 and 2007. There was no amortization related to capitalized software development costs for the year ended December 31, 2005.

During the years ended December 31, 2006 and 2007, the Company capitalized $215 and $870, respectively, of development costs related to computer software developed or obtained for internal use. These costs are being amortized to cost of revenues on a straight-line basis over their estimated useful life of three years. The unamortized cost of capitalized software development was $205 and $996 as of December 31, 2006 and 2007, respectively.

7.	Goodwill and Intangible Assets

As of December 31, 2007, the Company’s finite-lived acquired intangible assets were as follows:

				Weighted
		Accumulated	Net Book	Average
	Cost	Amortization	Value	Useful Life

Non-compete agreements	$52	$15	$37	2.0 years
Customer relationships	266	123	143	1.9 years
Developed technology	1,901	195	1,706	3.9 years
Trade names	213	38	175	3.2 years
Patents	127	28	99	2.3 years

Total	$2,559	$399	$2,160

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Amortization expense related to intangible assets was $76, $4 and $397 during the years ended December 31, 2005, 2006 and 2007, respectively. Future expected amortization of intangible assets at December 31, 2007 was as follows:

2008	$718
2009	467
2010	300
2011	222
2012	167
Thereafter	286

$2,160

The changes in the Company’s goodwill were as follows:

	Year Ended December 31,
	2006	2007

Balance at beginning of period	$882	$814
Goodwill acquired during year :	—	843
Purchase price allocation adjustments	(76)	(99)
Translation adjustment	8	30

Balance at end of period	$814	$1,588

The purchase price allocation adjustments in the years ended December 31, 2006 and 2007 were to reflect the reversal of valuation allowance recorded against deferred tax assets as those assets subsequently were realized through utilization of foreign net operating loss carry forwards.

8.	Accrued Liabilities

Accrued liabilities were as follows:

	December 31,
	2006	2007

Payroll-related liabilities	$1,532	$2,102
Data center and bandwidth costs	316	98
Audit and tax fees	365	835
Value-added tax payable	264	333
Acquisition-related liabilities	—	467
Other accrued expenses	553	1,217

Total	$3,030	$5,052

9.	Commitments, Contingencies and Guarantees

Leases

The Company leases its offices and certain office equipment pursuant to noncancelable lease agreements. Rent expense under all leases was $454, $456 and $927 for the years ended December 31, 2005, 2006 and 2007, respectively.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

The Company previously leased corporate office space pursuant to a series of arrangements and amendments that terminated in May 2005. In connection with the last amendment in 2003, the parties agreed that the Company would pay $389 of previously due lease amounts if the Company defaulted upon the lease prior to its expiration in May 2005 and that such amount would be forgiven if the Company remained current through the expiration date. The $389 was accrued on the Company’s consolidated balance sheet when originally due in 2003 and was reversed upon expiration of the lease in 2005, when the Company’s potential default obligations ended.

In April 2005, the Company entered into a non-cancellable operating lease agreement with respect to its former corporate headquarters. The lease commenced in May 2005 and expires in September 2008. During the year ended December 31, 2007, the Company executed a sublease arrangement for 17 months with sublease payments totaling $146. The $131 difference between the sublease proceeds and the remaining lease expense was accrued at the commencement of the sublease and is being offset against future payments of rent over the remaining term of the lease.

In December 2006, the Company entered into a lease agreement for its current headquarters in Lexington, Massachusetts. The term of the lease commenced in April 2007 and expires in April 2013.

The Company has entered into long-term agreements with third-party vendors for the Company’s central data warehouse, three other data center facilities, and bandwidth and hosting services around the world.

Future minimum lease payments under the Company’s operating and capital lease agreements as of December 31, 2007 were as follows:

	Operating Leases
		Data Centers and	Capital
	Office Space	Bandwidth	Leases

Year
2008	$1,018	$1,075	$80
2009	882	751	8
2010	684	88	—
2011	734	—	—
2012	775	—	—
Thereafter	130	—	—

	$4,223	$1,914	$88

Less portion representing interest			(4)

			$84

In February 2008, the Company leased additional space in the same office complex as its current corporate headquarters. This lease extends from March 2008 to July 2009, and the minimum payments under the lease total $275 and $193 in the years ending December 31, 2008 and 2009, respectively.

Guarantees and Indemnification Obligations

The Company has identified the indemnities below as disclosable in accordance with FIN No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and rescission of FASB Interpretation No. 34.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless and reimburse the indemnified party (typically a customer of the Company) for losses suffered or incurred by the indemnified party in connection with any patent, copyright or other intellectual property infringement claim by a third party arising from use of the Company’s services or from the Company’s gross negligence, willful misconduct or violation of law (provided that there is not gross or willful misconduct on the part of the other party) with respect to the Company’s services. These indemnification agreements generally have perpetual terms commencing upon execution. The potential amount of future payments under these indemnification agreements is unlimited, and the Company has sought to limit its exposure for these payments by obtaining insurance that covers certain third-party claims relating to the Company’s services. As of December 31, 2007, the Company had never incurred costs to defend lawsuits or settle claims related to these types of indemnification agreements. Based on historical experience, the Company had not recorded any liability with respect to these indemnification agreements as of December 31, 2007.

10.	Long-Term Debt

On December 30, 2004, the Company issued a note payable to a financial institution in exchange for gross proceeds of $3,000 (the “2004 Note”). The 2004 Note bore interest at the rate of 12.25% per annum, was payable in monthly installments of principal and interest, and was secured by substantially all of the Company’s assets. The 2004 Note also contained financial and nonfinancial covenants. As of December 31, 2007, the Company was in compliance with the terms of these covenants. The final installment of the 2004 Note was paid by the Company in January 2008.

In connection with the issuance of the 2004 Note, the Company issued to the financial institution a warrant to purchase 236,364 shares of Class C convertible preferred stock at an exercise price of $1.65 per share. The fair value of the warrant was estimated to be $54 using the Black-Scholes option pricing model and the following assumptions: risk-free interest rate of 3.97%, expected life of 7 years, expected volatility of 34%, and expected dividends of 8.5%. The proceeds from the financing were allocated $54 to the warrant and $2,946 to the 2004 Note. The original value ascribed to the warrant was recorded as an increase in additional paid-in capital in 2004. The discount on the 2004 Note was accreted as a component of interest expense and totaled $18 during each of the years ended December 31, 2005, 2006 and 2007 (Note 12).

11.	Common Stock, Redeemable Convertible Preferred Stock and Stock Option Plans

Common Stock

As of December 31, 2006 and 2007, the Company had 30,000,000 authorized shares of common stock, $0.001 par value per share. Each share of common stock entitles the holder to one vote on all matters submitted to a vote by the Company’s stockholders. Common stockholders are entitled to dividends when and if declared by the Board of Directors.

Redeemable Convertible Preferred Stock

As of December 31, 2006 and 2007, the Company had 13,305,513 authorized shares of preferred stock that were designated as Class A, Class B and Class C convertible preferred stock, which is redeemable and has other rights, preferences and privileges as follows:

Voting Rights

Each share of Class A, Class B and Class C convertible preferred stock is entitled to a number of votes equal to the number of whole shares of common stock into which such share can be converted.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Dividends

Class A, Class B and Class C convertible preferred stockholders are entitled to receive cumulative dividends at the rate of 8.5% of their respective liquidation values per annum. As of December 31, 2007, an aggregate of $948, $3,290 and $3,547, respectively, of dividends had accumulated on the outstanding Class A, Class B and Class C convertible preferred stock. Dividends are payable in cash, except that accumulated dividends payable upon conversion of preferred stock are payable, at the election of the holder, in a number of shares of common stock equal to the amount of the accumulated dividends divided by $1.051, in the case of Class A or Class B convertible preferred stock, or $1.65, in the case of Class C convertible preferred stock. Dividends accumulate from the date of issuance of preferred stock to the date of a liquidation, redemption or conversion into common stock. Dividends accumulate whether or not they have been declared by the Board of Directors.

Liquidation Preferences

Holders of Class A, Class B and Class C convertible preferred stock are entitled to receive specified liquidation amounts in the event of a liquidation, dissolution or winding-up of the Company or of certain deemed liquidation events. The deemed liquidation events generally include (a) a merger or stock sale after which new stockholders would own a majority of the voting stock of the Company and (b) a sale of all or substantially all of the assets of the Company. Holders of a majority of the then-outstanding Class A and Class B convertible preferred stock, voting on an as-converted basis, and holders of a majority of the Class C convertible preferred stock may decline to have an event treated as a deemed liquidation event with respect to their respective classes of preferred stock.

The following terms would apply in the event of a liquidation, dissolution or winding-up of the Company or a deemed liquidation event. The holders of Class C convertible preferred stock shall be entitled to be paid, prior to and in preference to the holders of Class A and Class B convertible preferred stock and common stock, an amount equal to $1.65 per share, plus all accumulated but unpaid dividends. The holders of Class B convertible preferred stock shall be entitled to be paid, prior to and in preference to the holders of Class A convertible preferred stock and common stock, an amount equal to $1.051 per share, plus all accumulated but unpaid dividends. The holders of Class A convertible preferred stock shall be entitled to be paid, prior to and in preference to the holders of common stock, an amount equal $1.051 per share, plus all accumulated but unpaid dividends if paid in cash. In no event shall the aggregate Class A and B convertible preferred stock liquidation amounts exceed $2,177 and $7,550, respectively.

Conversion

Each share of Class A, Class B and Class C convertible preferred stock is convertible at any time, at the option of the holder, into one share of common stock (subject to certain adjustments). The Class A, Class B and Class C convertible preferred stock will convert automatically into common stock upon the closing of an initial public offering of common stock with aggregate proceeds of at least $25,000 and a per-share price of at least $4.95. At December 31, 2007, 13,305,513 shares of common stock were reserved for issuance upon conversion of the Class A, Class B and Class C convertible preferred stock.

Redemption

All outstanding shares of Class A, Class B and Class C convertible preferred stock are subject to redemption at any time after September 30, 2008, at the election of not less than 20% of the holders of the Class A, Class B and Class C convertible preferred stock, voting on an as-converted basis. The redemption prices for the Class A, Class B and Class C convertible preferred stock are $1.051, $1.051 and $1.65, respectively, plus any accumulated and unpaid dividends as of the redemption date.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Stock Option Plans

In November 2001, the Company adopted a Stock Plan (the “2001 Stock Plan”), that was amended and restated in October 2004. The 2001 Stock Plan provided for the grant of qualified incentive stock options and nonqualified stock options to the Company’s employees, officers, directors and outside consultants to purchase up to an aggregate of 2,657,121 shares of the Company’s common stock. The stock options vest as determined by the Board of Directors on the grant date and expire 10 years from the grant date. The options generally vest over three years. Upon the adoption of the 2005 Stock Incentive Plan (the “2005 Stock Plan”) described below, no further equity awards could be granted under the 2001 Stock Plan.

In September 2005, the Company adopted the 2005 Stock Plan, which provides for the grant of qualified incentive stock options and nonqualified stock options to the Company’s employees, officers, directors, outside consultants and advisors to purchase up to an aggregate of 5,032,395 shares of the Company’s common stock. The Company had 1,519,682 stock options available for future grant under the 2005 Stock Plan at December 31, 2007. The following table summarizes stock option activity for the 2001 Stock Plan and 2005 Stock Plan:

		Weighted
		Average
		Exercise	Remaining	Aggregate
	Number of	Price	Contractual	Intrinsic
	Shares	Per Share	Term	Value

Outstanding at December 31, 2004	2,593,984	$0.98
Granted	2,471,576	0.83
Exercised	(60,809)	0.85
Canceled	(1,217,989)	0.96

Outstanding at December 31, 2005	3,786,762	0.87
Granted	925,643	0.83
Exercised	(456,506)	0.85
Canceled	(714,798)	0.84

Outstanding at December 31, 2006	3,541,101	0.89
Granted	1,337,000	4.00
Exercised	(281,904)	0.86
Canceled	(208,206)	0.92

Outstanding at December 31, 2007	4,387,991	1.83	7.7 years	$11,416

Exercisable at December 31, 2007	2,172,009	$1.18	6.7 years	$6,669
Exercisable at December 31, 2006	1,475,549	$0.98	6.8 years	$892

The aggregate intrinsic value was calculated based on the amounts by which the estimated fair value of common stock as of December 31, 2007 of $4.18 per share exceeded the respective exercise prices.

The total intrinsic value of stock options exercised was $272 and $520 for the years ended December 31, 2006 and 2007, respectively.

Compensation cost of $125 and $535 was recognized for employee stock-based compensation for the years ended December 31, 2006 and 2007, respectively. Amortization of deferred compensation cost totaled $28 for the year ended December 31, 2005.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Under the provisions of SFAS 123R, the Company recognized stock-based compensation expense on all employee awards in the following categories:

	Year Ended
	December 31,
	2006	2007

Cost of revenue	$3	$29
Sales and marketing	17	137
Research and development	29	136
General and administrative	76	233

	$125	$535

As a result of adopting SFAS 123R, net income before provision for income taxes, net income and basic and diluted earnings per share were $81, $74 and $0.04 lower in 2006, respectively, than if the Company had continued to account for share-based payment under APB No. 25.

No stock-based compensation was capitalized during the years ended December 31, 2005, 2006 and 2007. The unrecognized compensation expense associated with outstanding stock options at December 31, 2007 was $1,698, which is expected to be recognized over a weighted average period of 2.53 years.

The following summarizes information regarding stock options outstanding as of December 31, 2007:

Stock Options (Vested and Unvested)				Vested Stock Options
		Average	Weighted		Weighted
		Remaining	Average		Average
Exercise Price	Shares	Contractual Life	Exercise Price	Shares	Exercise Price

$0.70	10,010	4.20	$0.70	10,010	$0.70
0.825	2,854,195	7.73	0.825	1,439,338	0.825
1.15	300,520	5.87	1.15	300,520	1.15
1.20	300,266	4.98	1.20	300,266	1.20
4.35	50,000	9.56	4.35	—	—
5.46	873,000	9.93	5.46	121,875	5.46

$0.70-5.46	4,387,991		$1.83	2,172,009	$1.18

12.	Warrant to Purchase Redeemable Convertible Preferred Stock

As of December 31, 2006 and 2007, the Company had an outstanding warrant to purchase 236,364 shares of Class C convertible preferred stock at an exercise price of $1.65 per share. Upon issuing the warrant in 2004, the Company estimated the fair value of the warrant using the Black-Scholes pricing model and recorded it as additional paid-in capital and as a discount to the related debt, which was amortized to interest expense over the term of the debt agreement. Upon adoption of FSP No. 150-5 effective as of July 1, 2005, the Company reclassified the original carrying value of the warrant of $54 to a liability from additional paid-in capital and remeasured the fair value of the warrant as the cumulative effect of a change in accounting principle, which was not material to the consolidated financial statements. For the years ended December 31, 2005 and 2006 and at the final day of each subsequent quarter end, in accordance with FSP No. 150-5, the Company remeasured the warrant liability and recorded adjustments to other expense of $43, $250 and $547, respectively, for the change in fair value of the warrant.

The warrant is exercisable for Class C convertible preferred stock at any time until the expiration date of December 30, 2011. In the event of an initial public offering of the Company’s common stock, the warrant

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

automatically will become exercisable to purchase common stock at an exercise price consistent with the conversion rights of the Class C convertible preferred stock.

13.	Income Taxes

The domestic and foreign components of income (loss) before provision for income taxes were as follows:

	Year Ended December 31,
	2005	2006	2007

Domestic	$443	$624	$(2,645)
Foreign	(335)	288	704

	$108	$912	$(1,941)

The provision for income taxes was as follows:

	Year Ended December 31,
	2005	2006	2007

Current:
Federal	$—	$76	$—
State	9	37	40
Foreign	—	67	87

Total current	9	180	127

Deferred:
Federal	—	—	13
State	—	—	—
Foreign	—	141	257

Total deferred	—	141	270

Total provision	$9	$321	$397

The provision for income taxes for each of the years ended December 31, 2005, 2006 and 2007 differed from the amount computed by applying the U.S. statutory federal income tax rate to income (loss) before provision for income taxes. The sources and tax effects of the differences were as follows:

	Year Ended December 31,
	2005	2006	2007

U.S. statutory federal income tax rate	34.0%	34.0%	(34.0)%
State taxes, net of federal effect	35.7	8.4	(6.5)
Non-deductible items	15.7	22.4	20.1
Change in valuation allowance	(70.6)	(37.3)	40.6
Foreign taxes	(6.5)	7.7	0.3

	8.3%	35.2%	20.5%

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities were as follows:

	December 31,
	2006	2007

Deferred tax assets:
Net operating loss carryforwards	$5,070	$5,315
Accrued expenses	518	1,261
Stock compensation	—	71
Allowance for bad debt	98	30
Capitalized research and development	797	652
Research and development credits	235	235
Deferred revenue	365	365
Other	24	36

Deferred tax assets	7,107	7,965

Deferred tax liabilities:
Property and equipment	(15)	(375)
Intangible assets	—	(178)

Deferred tax liabilities	(15)	(553)

Valuation allowance	(7,092)	(7,372)

Net deferred tax asset	$—	$40

The Company’s deferred tax assets and liabilities are reflected in the consolidated balance sheets as follows:

	December 31,
	2006	2007

Deferred tax assets	$—	$153
Deferred tax liabilities	—	$(113)

Net deferred tax asset	$—	$40

In assessing the Company’s ability to realize the value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2007, a valuation allowance was recorded against the full value of the Company’s U.S. net deferred tax assets and a substantial portion of its foreign net deferred tax assets because management currently believes that, after considering the available evidence, it is more likely than not that those assets will not be realized. If the Company were to realize these assets prior to the adoption of SFAS No. 141R in 2009, $2.4 million of the total valuation allowance would be allocated to goodwill as it relates to the acquisitions of WebPerform Group Limited and Sysformance AG.

As of December 31, 2007, the Company had net operating loss carryforwards of $6.8 million and $9.0 million available to offset U.S. and foreign taxable income, respectively. If not offset against future

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

taxable income, these carryforwards will expire in tax years 2008 through 2027. The Company also has research and development credits available for carryforward of $235 that will expire through 2022 (federal) and 2017 (state). Generally, the U.S. Internal Revenue Code Section 382 imposes limitations upon the Company’s ability to utilize net operating losses upon the occurrence of ownership changes exceeding 50%. U.S. net operating losses are reflected based on the result of this limitation. Prospective ownership changes that may occur may further restrict the Company’s ability to utilize net operating losses.

No provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of the Company’s subsidiaries, because any such earnings are expected to be reinvested and are considered permanent in nature. If these earnings ultimately were distributed to the United States in the form of dividends or otherwise, or if the shares of the subsidiaries were sold or transferred, the Company would likely be subject to additional U.S. income taxes, net of the impact of any available foreign tax credits. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings in the subsidiaries.

The Company adopted the provisions of FIN No. 48 as of January 1, 2007. Upon such adoption, the Company recorded, as of January 1, 2007, a decrease of $95 in retained earnings, including interest and penalties, and a corresponding increase in taxes payable. As of adoption of FIN No. 48 on January 1, 2007, the Company had uncertain tax benefits of $635. A reconciliation of the beginning and ending amounts of uncertain tax benefits in 2007 is as follows:

Uncertain tax benefits at January 1, 2007	$635
Additions for current year tax positions	52
Additions for tax positions of prior years	16
Settlements	—
Lapse of statute of limitation	—

Uncertain tax benefits at December 31, 2007	$703

Consistent with FIN No. 48, these gross contingency additions do not take into account offsetting tax benefits associated with the correlative effects of potential adjustments. Interest and penalties related to unrecognized tax benefits are recorded in income tax expense. During the year ended December 31, 2007, the Company recognized $16 in interest and penalties. The Company had accrued $93 for the payment of interest and penalties at December 31, 2007.

The total amount of unrecognized tax benefits at December 31, 2007 that, if recognized, would impact the effective tax rate is $359. The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Company and most of its foreign subsidiaries are no longer subject to income tax examinations for 2003 and prior periods.

It is reasonably possible that no significant changes in unrecognized tax benefits will occur within the twelve months following December 31, 2007.

14.	Employee Benefit Plan

The Company has a defined contribution plan established under Section 401(k) of the Internal Revenue Code, which covers substantially all of the U.S. employees of the Company. Participants must be at least 21 years old but do not have to meet any minimum service requirement. Participants may contribute up to 60% of their eligible pay on a pre-tax basis. The Company did not make matching contributions to this plan for the year ended December 31, 2005, 2006 or 2007.

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

15.	Segment Reporting

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information of those segments to be presented in interim financial reports issued to stockholders. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker, or decision-making group, in making decisions on how to allocate resources and assess performance. The Company views and manages its business as one reporting segment.

Geographic Data

The following table sets forth revenue by location of billing and long-term assets by geographic area:

	Year Ended December 31,
	2005	2006	2007

Revenue:
United States	$12,609	$18,284	$27,409
United Kingdom	1,849	2,518	3,138
All other international	388	903	2,081

Total revenue	$14,846	$21,705	$32,628

Long-term assets (at year end):
United States		$3,192	$7,758
United Kingdom		(142)	(249)
All other international		159	1,414

Total long-term assets		$3,209	$8,923

16.	Restructuring

During the years ended December 31, 2004 and 2005, the Company undertook activities to reduce the cost structure of its business. These activities involved the termination of eight employees in 2004 and one employee in 2005.

The following table sets forth the activity in the restructuring accrual during the years ended December 31, 2005 and 2006:

Balance at December 31, 2004	$207
Charges recorded in 2005	81
Payments	(207)

Balance at December 31, 2005	81
Charges recorded in 2006	—
Payments	(81)

Balance at December 31, 2006	$—

GOMEZ, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(In thousands, except share data)

17.	Related-Party Transactions

In May 2005, the Company entered into an advisory arrangement with Carl Pavarini, who had become a director in April 2005, for business and strategic consulting services to be provided to the Company’s chief executive officer on an as-needed basis. In consideration for these services, the Company granted to Dr. Pavarini, upon entering into the advisory arrangements, an option to purchase 45,734 shares of common stock with an exercise price of $0.825 per share, which vests over four years and will be fully vested in May 2009. The unvested portion of this option is adjusted to its current fair value at the end of each reporting period. The fair value of this option is recorded to expense over the vesting period, of which an insignificant amount was recognized in 2005 and $44 and $34 were recognized in the years ended December 31, 2006 and 2007, respectively.

In June 2006, the Company issued 388,409 shares of Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of $641 to its chief executive officer, who also served as a director of the company. In June 2006, the Company also issued 48,500 shares of Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of $80 to the Company’s chief financial officer.

ExperienceFirst Network

Backbone Nodes
(over 150)
Last Mile Measurement Points
(over 40,000)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the fees payable to the SEC and the Financial Industry Regulatory Authority.

SEC registration fee		$3,164
Financial Industry Regulatory Authority fee		8,550
The NASDAQ Global Market listing fee		100,000
Printing and mailing		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Article SEVENTH of our amended and restated charter, to become effective upon the closing of the offering made pursuant to this registration statement, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware law statute prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Article EIGHTH of our charter provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an indemnitee), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), liabilities, losses, judgments, fines, excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our charter provides that we will indemnify any indemnitee who was or is a party or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the indemnitee is or was, or has agreed to become, a director or officer of our company, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such indemnitee shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an indemnitee under certain circumstances.

As a condition precedent to the right of indemnification, an indemnitee must give us notice of the action for which indemnity is sought and we have the right to participate in such action or assume the defense thereof.

Article EIGHTH of our charter further provides that the indemnification provided therein is not exclusive, and provides that no amendment, termination or repeal of the relevant provisions of the Delaware law statute or any other applicable law will diminish the rights of any Indemnitee to indemnification under our charter.

Section 145 of the Delaware law statute provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court shall deem proper.

We have obtained director and officer insurance providing for indemnification for our directors and officers for certain liabilities and expect that, prior to the consummation of this offering, such insurance will provide for indemnification of our directors and officers for liabilities under the Securities Act.

In the underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

Set forth below is information regarding shares of capital stock issued and options granted by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rules of the SEC, under which exemption from registration was claimed. No underwriters were involved in any of such sales or grants. Some of the transactions described below involved directors, officers and five-percent stockholders.

In June 2006, we issued 388,409 shares of our Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of $640,875 to Jaime Ellertson, our Chief Executive Officer and one of our directors. In June 2006, we also issued 48,500 shares of our Class C convertible preferred stock at a purchase price of $1.65 per share for an aggregate purchase price of approximately $80,025 to Richard Darer, our Chief Financial Officer. Each share of our Class C convertible preferred stock is convertible into one share of common stock. All shares of our Class C convertible preferred stock will automatically convert into shares of common stock upon completion of this offering. Both of these sales were made in reliance on the exemption provided by Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

Since May 7, 2005, we have granted stock options to purchase 3,786,562 shares of common stock with exercise prices ranging from $0.825 to $6.80, pursuant to our 2001 Stock Plan and 2005 Stock Incentive Plan. Since May 7, 2005, options have been exercised to acquire a total of 852,953 shares for consideration aggregating $729,097. The stock options described in this Item 15 were granted, and the shares of common stock purchasable upon the exercise of those stock options were issued or are issuable, pursuant to written compensatory plans or arrangements with our directors, employees and consultants, in reliance on the exemption provided by Rule 701 promulgated under Section 3(b) of the Securities Act. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

Item 16.	Exhibits.

(a)	Exhibits

To be Filed
Exhibit			Filed	by
Number		Description of Exhibit	Herewith	Amendment

1.1		Form of Underwriting Agreement		X
3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended	X
3.2		Form of Restated Certificate of Incorporation of the Registrant, to become effective upon closing of the offering		X
3.3		Bylaws of the Registrant, as amended	X
3.4		Amended and Restated By-laws of the Registrant, to become effective upon closing of the offering	X
4.1		Specimen certificate for shares of common stock of the Registrant	X
4.2		Fourth Amended and Restated Investor Rights Agreement dated September 30, 2003 among the Registrant and the stockholders named therein, as amended	X
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP		X
10.1		Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC, as amended	X
10	.1a	Extension Letter Agreement dated March 30, 2007 relating to Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC	X
10	.1b	First Amendment dated February 22, 2008 to Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC	X
10	.2*	Master Services Agreement dated October 14, 2003 between the Registrant and Internap Network Services Corporation	X
10	.3*	Managed Hosting Master Services Agreement dated March 30, 2007 between the Registrant and Rackspace, Ltd.	X
10	.4*	Verizon Business Service Agreement dated March 13, 2007 between the Registrant and Verizon Business Network Services Inc.	X
10	.5†	Amended and Restated Stock Plan of the Registrant	X
10	.6†	Form of Incentive Stock Option Agreement under the Amended and Restated Stock Plan of the Registrant	X
10	.7†	2005 Stock Incentive Plan of the Registrant	X
10	.8†	Form of Incentive Stock Option Grant Notice and Agreement under the 2005 Stock Incentive Plan of the Registrant	X
10	.9†	2008 Stock Incentive Plan of the Registrant		X
10	.10†	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.11†	Form of Nonstatutory Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.12†	Form of Restricted Stock Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.13†	2007 Executive and Management Incentive Plan of the Registrant	X

To be Filed
Exhibit			Filed	by
Number		Description of Exhibit	Herewith	Amendment

10	.14†	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and executive officers from time to time	X
10.15		Letter Agreement dated May 30, 2005 between the Registrant and Carl Pavarini	X
10.16		Outside Director Compensatory Policy	X
14.1		Code of Business Conduct and Ethics	X
21.1		List of subsidiaries of the Registrant	X
23.1		Consent of PricewaterhouseCoopers LLP	X
23.2		Consent of Wilmer Cutler Pickering Hale and Dorr LLP (to be included in Exhibit 5.1)		X
24.1		Power of Attorney of each of the directors of the Registrant and the principal executive, financial and accounting officers of the Registrant (included beginning on page II-5)	X

*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

†	Management contract or compensatory plan or arrangement.

(b)	Financial Statement Schedules

No financial statement schedules have been filed because none are required or applicable or because the information required is included in the consolidated financial statements and related notes.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Lexington, The Commonwealth of Massachusetts, as of May 7, 2008.

GOMEZ, INC.

By:	/s/ Jaime W. Ellertson
Jaime W. Ellertson
Chief Executive Officer and President

SIGNATURES AND POWER OF ATTORNEY

We, the undersigned directors and/or officers of Gomez, Inc., hereby severally constitute and appoint Jaime W. Ellertson, Richard M. Darer and Timothy D. Doane, and each of them singly, our true and lawful attorneys, with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the registration statement on Form S-1 filed herewith, and any and all pre-effective and post-effective amendments to said registration statement, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with such registration statement, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated as of May 7, 2008.

Signature	Title

/s/ Jaime W. Ellertson Jaime W. Ellertson	Chief Executive Officer, President and Director (principal executive officer)

/s/ Richard M. Darer Richard M. Darer	Chief Financial Officer, Senior Vice President and Treasurer (principal accounting and financial officer)

/s/ Richard J. Brekka Richard J. Brekka	Chairman of the Board

/s/ Robert J. Cobuzzi Robert J. Cobuzzi	Director

/s/ Ivan Farneti Ivan Farneti	Director

/s/ Adam S. Greene Adam S. Greene	Director

Signature	Title

David J. Henshall	Director

Thomas A.F. Krueger	Director

/s/ Carl Pavarini Carl Pavarini	Director

/s/ James D. Sanger James D. Sanger	Director

EXHIBIT INDEX

To be Filed
Exhibit			Filed	by
Number		Description of Exhibit	Herewith	Amendment

1.1		Form of Underwriting Agreement		X
3.1		Amended and Restated Certificate of Incorporation of the Registrant, as amended	X
3.2		Form of Restated Certificate of Incorporation of the Registrant, to become effective upon closing of the offering		X
3.3		Bylaws of the Registrant, as amended	X
3.4		Amended and Restated By-laws of the Registrant, to become effective upon closing of the offering	X
4.1		Specimen certificate for shares of common stock of the Registrant	X
4.2		Fourth Amended and Restated Investor Rights Agreement dated September 30, 2003 among the Registrant and the stockholders named therein, as amended	X
5.1		Opinion of Wilmer Cutler Pickering Hale and Dorr LLP		X
10.1		Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC, as amended	X
10	.1a	Extension Letter Agreement dated March 30, 2007 relating to Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC	X
10	.1b	First Amendment dated February 22, 2008 to Lease dated December 11, 2006 between the Registrant and Normandy Lexington Acquisition, LLC	X
10	.2*	Master Services Agreement dated October 14, 2003 between the Registrant and Internap Network Services Corporation	X
10	.3*	Managed Hosting Master Services Agreement dated March 30, 2007 between the Registrant and Rackspace, Ltd.	X
10	.4*	Verizon Business Service Agreement dated March 13, 2007 between the Registrant and Verizon Business Network Services Inc.	X
10	.5†	Amended and Restated Stock Plan of the Registrant	X
10	.6†	Form of Incentive Stock Option Agreement under the Amended and Restated Stock Plan of the Registrant	X
10	.7†	2005 Stock Incentive Plan of the Registrant	X
10	.8†	Form of Incentive Stock Option Grant Notice and Agreement under the 2005 Stock Incentive Plan of the Registrant	X
10	.9†	2008 Stock Incentive Plan of the Registrant		X
10	.10†	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.11†	Form of Nonstatutory Stock Option Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.12†	Form of Restricted Stock Agreement under the 2008 Stock Incentive Plan of the Registrant	X
10	.13†	2007 Executive and Management Incentive Plan of the Registrant	X
10	.14†	Form of Indemnification Agreement to be entered into between the Registrant and each of its directors and executive officers from time to time	X
10.15		Letter Agreement dated May 30, 2005 between the Registrant and Carl Pavarini	X
10.16		Outside Director Compensatory Policy	X
14.1		Code of Business Conduct and Ethics	X
21.1		List of subsidiaries of the Registrant	X
23.1		Consent of PricewaterhouseCoopers LLP	X

To be Filed
Exhibit		Filed	by
Number	Description of Exhibit	Herewith	Amendment

23.2	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (to be included in Exhibit 5.1)		X
24.1	Power of Attorney of each of the directors of the Registrant and the principal executive, financial and accounting officers of the Registrant (included beginning on page II-5)	X

*	Confidential treatment requested as to certain portions, which portions are omitted and filed separately with the Securities and Exchange Commission.

†	Management contract or compensatory plan or arrangement.